Exhibit 99.3

FIRST MAJESTIC
SILVER CORP.

2022 Management Information Circular

Notice of Annual & Special
Meeting of Shareholders
May 26, 2022

FROM THE CHAIR Thomas Fudge, Jr. Chair

TO OUR SHAREHOLDERS:

You are invited to participate in the annual general & special meeting of shareholders of First Majestic Silver Corp. to be held at 10:00 a.m. (Vancouver time) on Thursday, May 26, 2022.

The business to be considered at the annual general & special meeting is described in the accompanying Notice of Meeting and Management Information Circular which contains important information about the meeting, voting, the nominees for election as directors, our governance practices and how we compensate our executives and directors.

Your vote is important. We encourage you to participate in this process by voting your shares.

Thank you for your support as shareholders and I hope you can join us on May 26, 2022.

Thomas Fudge, Jr.

Chair

FROM THE PRESIDENT AND CEO

TO OUR SHAREHOLDERS:

The Power of Silver

The Power of Silver underlies two fundamental beliefs that fueled our accomplishments in 2021. One is how our confidence in silver’s value has helped First Majestic grow and prosper, thereby bettering the lives of our employees and citizens of the regions in which we operate. The other is silver’s power to drive industry and technology forward towards a better future.

In short, The Power of Silver is why we’re in business.

Silver has generated exceptional growth for First Majestic, including record production and revenues in 2021. Over the past ten years, our silver equivalent production has grown from 7.5 million ounces to nearly 27 million ounces. In the coming year, we expect to produce more than 32 million ounces of silver equivalent—an increase of 18 percent over 2021.

In the bigger picture, silver is essential for industry, especially for new and innovative technologies that are helping reduce greenhouse gases, power the world and improve lives through cleaner water, medical advancements and countless innovations to come. Silver’s utility will only increase in the years ahead.

Two key events marked our growth in 2021. One was the acquisition of the Jerritt Canyon Gold Mine in Nevada. The other was the start-up of our Ermitaño mine, situated only 4 kilometres away from the Santa Elena milling operation. The two mines, Jerritt Canyon and Ermitaño, are expected to produce over 150,000 ounces of gold for our production mix in 2022. While we remain focused on silver, this base of gold production gives us revenue stability and diversification.

Jerritt Canyon, located near Elko, Nevada, United States, represents our first acquisition outside of Mexico. It met all our criteria as an operating mine which we feel can build upon and develop into a very profitable and larger operation. With the changing geopolitical landscape in Mexico, we also believed First Majestic’s growth and stability would be enhanced with production from another top jurisdiction for mining.

Jerritt Canyon is a unique opportunity to create value for First Majestic’s shareholders, and it provides a new geographic operating platform while preserving our pristine balance sheet. Silver prices are generally more volatile than gold, which often makes planning and budgeting challenging. With a new solid base of revenues from gold, we can now budget, plan and forecast with more confidence and with extended timeframes.

Our gold revenue will also allow us to sell silver more strategically. We can limit silver sales, or even temporarily suspend sales, when silver prices are down.

We completed development of the Ermitaño mine, which is part of the Santa Elena operation, ahead of schedule in November 2021. As a result, Santa Elena achieved record quarterly production in Q4. Ermitaño, is expected to significantly increase production and reduce costs at Santa Elena as it ramps up production through 2022.

Keith Neumeyer President and CEO

Looking Ahead

With the added revenue from both Jerritt Canyon and Ermitaño, combined with our solid cash position of $237.9 million, we will be making record investments in exploration and development in 2022 to increase reserves and production at all of our mines in the years ahead. We’re also investing heavily in mine improvements, including mine digital innovation, fine grinding technology, plant modernization and expansion of the liquified natural gas power generation plant at Santa Elena.

In addition, we will continue seeking new mergers and acquisition “(M&A”) opportunities, focused on silver producers in top mining jurisdictions. Our vision is to become the largest global primary silver producer, and internal growth plus M&A remains our key strategy for achieving that vision.

In closing, I want to offer special thanks and congratulations to our former CFO, Raymond Polman, who retired from First Majestic after 15 years of exceptional contributions to this company. Always a gentleman, working with Raymond was a pleasure. The First Majestic family wishes him a very happy retirement.

I also congratulate our entire team, in Mexico, Nevada and Vancouver, for continuing to move us ever closer towards our vision. We continue to grow as the “First Majestic family,” for which I’m most grateful. I look forward to the very exciting year ahead.

Keith Neumeyer

President and CEO

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS

Date:

Thursday,

May 26, 2022

Time:

10:00 a.m.

(Vancouver time)

Place:

The Sutton Place Hotel,

845 Burrard Street,
Vancouver, British Columbia,
V6Z 2K6

Record Date:

April 1, 2022

NOTICE is hereby given that the Annual General & Special Meeting (the "Meeting") of the shareholders of First Majestic Silver Corp. (the "Company") will be held at The Sutton Place Hotel, 845 Burrard Street, Vancouver, British Columbia, V6Z 2K6 on Thursday, May 26, 2022 at 10:00 a.m. (Vancouver time). At the Meeting, the shareholders will receive the financial statements for the year ended December 31, 2021, together with the auditor’s report thereon, receive and consider the report of the directors, and consider resolutions:

1.  To set the number of directors of the Company at seven.

2.  To elect the directors of the Company to serve until the next annual general meeting of shareholders.

3.  To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for the Company to hold office until the next annual general meeting of shareholders of the Company and to authorize the directors to fix the remuneration to be paid to the auditors.

4.  To consider, and if deemed appropriate, approve by ordinary resolution the adoption of the Long-Term Incentive Plan of the Company, as more particularly described in the accompanying Information Circular.

5.  To vote on an advisory resolution with respect to the Company’s approach to executive compensation.

6.  To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The record date for notice and for voting at the Meeting is April 1, 2022. Only registered shareholders at the close of business on April 1, 2022 will be entitled to vote at the Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting, please read, sign and date the form of proxy for the Meeting (the "Proxy") and deposit it with Computershare Investor Services Inc. ("Computershare") by courier or mail at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, or by facsimile at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (international) by 10:00 a.m. (Vancouver time) on Tuesday, May 24, 2022 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting). Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy.

If you are a non-registered shareholder of the Company, please complete and return the voting instruction form (or other accompanying form) in accordance with the instructions for completion and deposit.

All shareholders may attend the Meeting but must follow the instructions set out in the accompanying information circular if they wish to vote at the Meeting.

The Company has adopted the notice and access model ("Notice and Access") provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Notice of Meeting, information circular, financial statements and management’s discussion and analysis for the year ended December 31, 2021 (collectively, the "Meeting Materials") to shareholders for the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials. Other shareholders wishing to receive a printed copy of the Meeting Materials should follow the instructions set out in the Notice and Access notification.

DATED at Vancouver, British Columbia, this 20th day of April, 2022.

ON BEHALF OF THE BOARD OF DIRECTORS

OF FIRST MAJESTIC SILVER CORP.

Keith Neumeyer

President and Chief Executive Officer

PROXY SUMMARY

This summary highlights information contained in this Management Information Circular (the “Information Circular”). The summary does not contain all of the information that you should consider. Shareholders are encouraged to read the entire Information Circular carefully prior to voting.

Annual General & Special Meeting Details

Date Thursday, May 26, 2022	Location The Sutton Place Hotel 845 Burrard Street Vancouver, British Columbia V6Z 2K6	Time 10:00 a.m. (Vancouver time)

Shareholder Voting Matters

Matter to be Voted on	Management’s Recommendation	Reference Page

Election of Directors	For each nominee	Page 8

Appointment and Remuneration of Auditors	For	Page 18

Approval of the Long-Term Incentive Plan	For	Page 18

Advisory Vote on Executive Compensation	For	Page 28

2022 Management Information Circular    1

Proxy Summary

Director Nominees

Shareholders will be asked to elect seven directors to act as members of the Board until the next annual general meeting of shareholders unless an office is earlier vacated. The following chart provides summary information about each director nominee. Additional information regarding the nominees may be found beginning at page 10 of this Information Circular.

Name	Principal Occupation	Year First Appointed	Independent	Committee Participation
				Audit	Corporate Governance and Nominating		Compensation

Keith Neumeyer	President and Chief Executive Officer of the Company	1998	No

Marjorie Co	Business Development Professional/Lawyer	2017	Yes	●		Chair

Thomas Fudge, Jr.	Semi-retired Consultant	2021	Yes			●		●

Ana Lopez	Human Resources Executive	2020	Yes					Chair

Raymond Polman	Retired/ Finance Consultant	Nominee	No

Jean des Rivières	Retired Executive/ Geologist	2021	Yes	●	●		●

Colette Rustad	Consultant	2021	Yes	●(1)

(1)

The current Chair of the Audit Committee, Douglas Penrose, will not be a nominee for re-election as a director as he has fulfilled his term under the Director Tenure Policy. Colette Rustad will be replacing Douglas Penrose as Chair of the Audit Committee.

2    First Majestic Silver Corp.

PART ONE VOTING INFORMATION

2022 Management Information Circular    3

Part One

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of First Majestic Silver Corp. (“First Majestic” or the “Company”). The accompanying form of proxy (the “Proxy”) is for use at the Annual General & Special Meeting of shareholders of the Company (the “Meeting”) to be held on May 26, 2022 for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and employees of the Company (for no additional compensation). The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid. All costs of solicitation will be borne by the Company.

Unless otherwise indicated, all references in this Information Circular to “$” refer to United States dollars, unless Canadian dollars (C$) are indicated. Unless otherwise indicated, any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of C$1.00 = US$0.7888, being the exchange rate quoted by the Bank of Canada on December 31, 2021.

This Information Circular is dated April 20, 2022. Unless otherwise stated, information in this Information Circular is as of April 1, 2022.

Notice and Access Process

The Company has adopted the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of the Notice of Meeting, this Information Circular, financial statements and management’s discussion and analysis for the year ended December 31, 2021 (collectively, the “Meeting Materials”) to shareholders for the Meeting. The Company has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

Shareholders who receive a Notice and Access notification can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date of the filing of this Information Circular on SEDAR. Shareholders with questions about the Notice and Access system, or who would like to request printed copies of the Meeting Materials, should contact the Company’s Corporate Secretary, toll-free, at 1-866-529-2807. A request for printed copies which are required in advance of the Meeting should be made no later than May  12, 2022 in order to allow sufficient time for mailing.

Voting Instructions

Registered Shareholders

Registered shareholders are persons who hold common shares of the Company that are registered directly in their names. Registered shareholders may vote by participating in the Meeting, by appointing proxyholders, by telephone or by voting online.

Registered shareholders that wish to participate in the Meeting do not need to complete and deposit the form of proxy (the “Proxy”) and should register with the scrutineer at the Meeting.

Registered shareholders that wish to appoint a proxyholder to vote at the Meeting may complete the Proxy. The Proxy names a director and/or officer of the Company as a proxyholder/alternate proxyholder (the “Management Designees”). Shareholders have the right to appoint a person or company to represent the shareholder at the meeting other than the Management Designees. Registered shareholders that wish to appoint another

4    First Majestic Silver Corp.

Part One

person (who need not be a shareholder) to serve as proxyholder/alternate proxyholder at the Meeting may do so by striking out the names of the Management Designees and inserting the name(s) of the desired proxyholder/alternate proxyholder in the blank space provided in the Proxy.

Registered shareholders may direct the manner in which their common shares are to be voted or withheld from voting at the Meeting by marking their instructions on the Proxy. Any common shares represented by the Proxy will be voted or withheld from voting by the Management Designees/proxyholder/alternate proxyholder in accordance with the instructions of the registered shareholder contained in the Proxy. If there are no instructions, those common shares will be voted “for” each matter set out in the Notice of Meeting. The Proxy grants the proxyholder discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.

At the time of printing of this Information Circular, management knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting. No person who is a director of the Company has informed Management that he intends to oppose any action to be taken by Management at the Meeting.

Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy.

To be valid, a completed Proxy must be deposited with or telephonic/online votes must be received by Computershare Investor Services Inc. (“Computershare”) by 10:00 a.m. (local time in Vancouver, British Columbia) on May 24, 2022 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.

A Proxy may be revoked by:

(a) completing a Proxy with a later date and depositing it by the time and at the place noted above;

(b) signing and dating a written notice of revocation and delivering it to Computershare, or by transmitting a revocation by telephonic or electronic means, to Computershare, at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chair of the Meeting on the day of the Meeting or any postponement or adjournment; or

(c) attending the Meeting or any postponement or adjournment and registering with the scrutineer as a shareholder present in person.

Non-Registered Holders

Non-registered shareholders are persons who hold common shares that are registered in the name of an intermediary (such as a broker, bank, trust company, securities dealer, trustees or administrators of RRSPs, RRIFs, RESPs or similar plans) or clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust Company). Non-registered shareholders may participate in the Meeting (either themselves or through a proxyholder) or through intermediaries using the voting instruction form (or other accompanying form). Alternatively, some non-registered shareholders may be able to vote by telephone or online and should refer to the voting instruction form (or other accompanying form) for further details and instructions.

If a non-registered shareholder wishes to participate (either in person or through a nominee) and vote at the Meeting, it is critical to follow the required procedures for appointing proxyholders given that the Company does not have unrestricted access to the names of the Company’s non-registered shareholders and accordingly would not otherwise have any record of a non-registered shareholder’s entitlement to vote at the Meeting.

2022 Management Information Circular    5

Part One

Non-registered shareholders may appoint themselves or nominees as proxyholders using one of the following procedures:

(a) carefully following the instructions for appointing a proxyholder contained in the voting instruction form (or other accompanying form) and ensuring that such request is communicated to the appropriate person well in advance of the Meeting and in accordance with such instructions; or

(b) unless prohibited by applicable corporate law, submitting any other document in writing to the Company requesting the non-registered shareholder or its nominee be given authority to attend, vote and otherwise act for and on behalf of the registered shareholder in respect of all matters that may come before the Meeting or any postponement or adjournment by 10:00 a.m. (Vancouver time) on May 23, 2022 (or before 72 hours, excluding Saturdays, Sundays and holidays before any postponement or adjournment of the Meeting).

Non-registered shareholders that wish to vote through their intermediaries using the voting instruction form (or other form) accompanying the Notice and Access notification should carefully follow the instructions contained in the voting instruction form (or other form) accompanying the Notice and Access notification and should ensure that such instructions are communicated to the appropriate person well in advance of the Meeting.

Non-registered shareholders should refer to the voting instruction form (or other form) accompanying the Notice and Access notification to determine if telephonic or online voting is available.

Non-registered shareholders that wish to change their voting instructions or to appoint a proxyholder after delivering voting instructions in accordance with the instructions on a voting instruction form (or other form) accompanying the Notice and Access notification should contact the Company’s Corporate Secretary toll-free, at 1-866-529-2807, to discuss whether this is possible and what procedures must be followed.

Distribution to Non-Registered Shareholders

Pursuant to the provisions of NI 54-101, the Company is sending the Notice and Access notification to both registered and non-registered shareholders. Non-registered shareholders fall into two categories: those who object to their identity being known to the Company (“OBOs”) and those who do not object to their identity being made known to the Company (“NOBOs”).

The Company is sending the Notice and Access notification directly to NOBOs pursuant to NI 54-101. If you are a non-registered shareholder, and the Company or its agent has sent the Notice and Access notification directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding common shares on your behalf. By choosing to send the Notice and Access notification to you directly, the Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering the Notice and Access notification to you, and (ii) executing your proper voting instructions.

The Company will assume the costs of delivery of proxy-related materials for the Meeting to OBOs.

Voting Securities and Principal Holders Thereof

The authorized share structure of the Company consists of an unlimited number of common shares without par value. As at April 1, 2022 there were 261,515,308 common shares without par value issued and outstanding.

Each shareholder is entitled to one vote for each common share held as of April 1, 2022 (“the Record Date”). The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his or her entitlement to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, as of the Record Date, there are no persons or companies who beneficially own or exercise control or direction, directly or indirectly, over common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

6    First Majestic Silver Corp.

PART TWO BUSINESS OF THE MEETING

The Meeting will address the following matters:

1.	Receiving the Company’s audited consolidated financial statements for the year ended December 31, 2021, together with the auditor’s report thereon.

2.	Setting the number of directors at seven.

3.	Electing the directors who will serve until the next annual general meeting of shareholders.

4.

Appointing the auditors that will serve until the next annual general meeting of shareholders and authorizing the board of directors of the Company (the “Board” or “Board of Directors”) to set the auditors’ remuneration.

5.	Considering, and if deemed appropriate, approving by ordinary resolution the adoption of the Company’s new Long-Term Incentive Plan of the Company, as more particularly described herein.

6.	Voting on an advisory resolution with respect to the Company’s approach to executive compensation.

7.	Transacting any such other business as may properly be brought before the Meeting.

2022 Management Information Circular    7

Part Two

Receiving the Consolidated Financial Statements

The audited financial statements of the Company for the year ended December 31, 2021, together with the auditor’s report on those statements (the “Financial Statements”), will be presented to the shareholders at the Meeting. The Financial Statements are included within the Company’s 2021 Annual Report and are available at www.firstmajestic.com/investors/agm-materials/ or under the Company’s profile at www.sedar.com. A paper copy may be requested, at no charge to the shareholder, by calling the Corporate Secretary of the Company toll-free at 1-866-529-2807.

Election of Directors

The term of office of each of the present directors expires at the close of the Meeting. Management proposes to nominate the persons listed below in “Nominees for Election of Directors” for election as directors at the Meeting and the Management Designees named in the Proxy intend to vote for the election of these nominees. In the absence of instructions to the contrary, all Proxies will be voted “For” the nominees herein listed. Each director elected at the Meeting will hold office until the Company’s next annual general meeting, unless his or her office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any of the listed nominees withdraws or for any other reason will not stand for election at the Meeting, it is intended that discretionary authority shall be exercised by the Management Designees or other proxyholder/alternate proxyholder, as the case may be, named in the Proxy as nominee to vote the shares represented by the Proxy for the election of any other person or persons nominated by the Company to stand for election as directors, unless the shareholder has specified in his, her or its Proxy that the shareholder’s shares are to be withheld from voting on the election of directors.

Majority Voting Policy

On May 20, 2016, the Board adopted a policy (the “Majority Voting Policy”) which requires that any nominee for director for which there are a greater number of votes “withheld” than votes “for” his or her election will be required to tender his or her resignation as a director of the Company. The Majority Voting Policy was amended on February 19, 2021 and applies only to uncontested elections, which are elections in which the number of nominees for election as director is equal to the number of positions available on the Board. If a nominee for director is required under the Majority Voting Policy to tender his or her resignation, the Board will refer the resignation to the Corporate Governance and Nominating Committee (except in certain circumstances, in which case the Board will review the resignation without reference to the Corporate Governance and Nominating Committee) which will consider the director’s resignation and will recommend to the Board whether or not to accept it. The Corporate Governance and Nominating Committee will generally be expected to recommend accepting the resignation, except in situations where extraordinary circumstances would warrant the applicable director to continue to serve on the Board. The Board will act on the Corporate Governance and Nominating Committee’s recommendation within 90 days following the certification by the scrutineer of the voting results of the applicable annual meeting and will promptly disclose by press release its decision whether to accept the director’s resignation, including the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the Corporate Governance and Nominating Committee at which the resignation is considered.

Advance Notice Policy

Pursuant to the advance notice policy (the “Advance Notice Policy”) adopted by the Board of Directors on April 11, 2013, as subsequently amended, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy no later than the close of business on April 21, 2022. No such nominations have been received by the Company as of the date hereof.

Director Tenure Policy

On December 3, 2015, the Board adopted a policy to ensure appropriate and ongoing renewal of the Board of Directors in order to sustain Board performance and maintain Board expertise (the “Director Tenure Policy”). The Director Tenure Policy. Pursuant to the Director Tenure Policy, subject to receiving strong annual performance

8    First Majestic Silver Corp.

Part Two

assessments and being annually re-elected by shareholders, non-management members of the Board may serve on the Board for the following terms:

•	For a maximum of 15 years if such member joined the Board prior to January 1, 2015; or

•	For a maximum of 10 years if such member joined the Board on or after January 1, 2015.

The Board may extend the term of a non-management director who joined the Board on or after January 1, 2015 for a subsequent five-year period.

Nominees for Election as Directors

The tables below set out the names of each of the nominees for election as directors, the municipality and province or state and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company and the number of shares of the Company beneficially owned by each nominee, directly or indirectly, or over which each nominee exercised control or direction as at April 1, 2022, and as at December 31, 2021 and 2020. All of the proposed nominees, other than Colette Rustad and Raymond Polman were duly elected as directors at the last Annual General Meeting of shareholders held on May 27, 2021. Ms. Rustad was appointed by the Board of Directors on July 1, 2021 to fill the upcoming vacancy by Douglas Penrose who will fulfill his term under the Director Tenure Policy on May 26, 2022 and, accordingly is not standing for election at the Meeting. Raymond Polman is a director nominee.

The Board recommends that shareholders vote FOR the director nominees.

2022 Management Information Circular    9

Part Two

KEITH NEUMEYER Zug, Switzerland Age: 62 Director since December 1998 Not Independent Principal Occupation: President and Chief Executive Officer of the Company since November 2001	Mr. Neumeyer has worked in the investment community for over 35 years. Mr. Neumeyer began his career at a number of Canadian national brokerage firms and moved on to work with several publicly-traded companies in the resource and high technology sectors. His roles have included senior management positions and directorships in the areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer was the original and founding President of First Quantum Minerals Ltd. (Toronto Stock Exchange-FM). Mr. Neumeyer founded First Majestic in 2002. Mr. Neumeyer has also listed a number of companies on the Toronto Stock Exchange (“TSX”) and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

Primary Skills and Expertise		2021 Continuing Education
Strategic Leadership International Business Mergers and Acquisitions Corporate Finance Operations Industry Expertise Risk Management Human Resources Government and Community Relations

TD Securities Mining Conference

BMO Capital Markets Global Metals & Mining Conference

Prospectors & Developers Association of Canada Conference

Denver Gold Group – The European Gold Forum

Bank of America Global Metals & Steel Conference

Soar Conference – Soar Financial Partners

Gold Forum Americas

MINEXPO International

Stansberry Conference

Deutsche Goldmesse – Soar Financial Partners

121 Mining

Various visits to Jerritt Canyon Gold Mine

Voting Results of 2021 Annual General Meeting
For	Withheld
99.53%	0.47%

Board and Committee Membership	Attendance
Board	15 / 15 100%

Other Reporting Issuer Directorships
First Mining Gold Corp. (Chairman)

Options, share-based awards and common shares (held as at April 1)

Year	Options	Share-Based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(1)	Meets ownership guidelines

2022	751,000	329,714	4,005,567	$61,724,152	Yes

Options, share-based awards and common shares (held as at December 31)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(2)(3)	Meets ownership guidelines

2021	598,000	166,334	4,068,067	$48,489,525	Yes
2020	970,000	46,000	3,769,501	$55,939,964	Yes

(1)	The value at April 1, 2022 is based on the closing price on the TSX as of April 1, 2022 of C$17.00 converted to $13.59 using the April 1, 2022 exchange rate of $0.7992.
(2)	The value at December 31, 2021 is based on the closing price on the TSX as of December 31, 2021 of C$14.07 converted to $11.10 at year end exchange rate of $0.7888.
(3)	The value at December 31, 2020 is based on the closing price on the TSX as of December 31, 2020 of C$17.08 converted to $13.41 at year end exchange rate of $0.7854.

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Part Two

THOMAS F. FUDGE JR., P.E., P. Eng. (ret) Grand Junction, Colorado, United States Age: 67 Director since February 2021 Independent Principal Occupation: Semi-retired Executive	Mr. Fudge brings over 40 years of professional mining experience, having previously worked with companies including Tahoe Resources Inc., Alexco Resource Corp., Hecla Mining Company, and Sunshine Precious Metals. Mr. Fudge holds a Bachelor of Science degree in Mining Engineering from Michigan Technological University and has overseen numerous major mining construction projects in the United States, Mexico, Venezuela, Yukon Territory, Guatemala, and Peru.

Primary Skills and Expertise		2021 Continuing Education
Strategic Leadership International Business Mergers & Acquisitions Corporate Finance Operations Industry Expertise Risk Management Government & Community Relations Environment & Sustainability

Closing the trust deficit in mining - Deloitte

M&A in an altered world - Deloitte

Corporate governance adding to the competitive advantage - Deloitte

Demand and supply of critical minerals - Deloitte

Driving Board Value in Changing Times – UBC Sauder School of Business

Visit to Jerritt Canyon Gold Mine

Voting Results of 2021 Annual General Meeting
For	Withheld
99.56%	0.44%

Board and Committee Membership	Attendance
Board	14 / 14 100%
Compensation	2 / 2 100%
Corporate Governance	1 / 1 100%

Other Reporting Issuer Directorships
None

Options, share-based awards and common shares (held as at April 1)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(1)	Meets ownership guidelines

2022	N/A	16,736	1,000	$240,968	No(3)

Options, share-based awards and common shares (held as at December 31)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(2)(3)	Meets ownership guidelines

2021	N/A	6,075	1,000	$78,521	No(3)
2020	N/A	N/A	N/A	N/A	N/A

(1)	The value at April 1, 2022 is based on the closing price on the TSX as of April 1, 2022 of C$17.00 converted to $13.59 using the April 1, 2022 exchange rate of $0.7992.
(2)	The value at December 31, 2021 is based on the closing price on the TSX as of December 31, 2021 of C$14.07 converted to $11.10 at year end exchange rate of $0.7888.
(3)	Mr. Fudge, Jr. became a director on February 17, 2021 and has five years from his date of appointment to comply with the share ownership guidelines described herein.

2022 Management Information Circular    11

Part Two

MARJORIE CO, BSc, LLB, MBA British Columbia, Canada Age: 53 Director since March 2017 Independent Principal Occupation: Business Development Professional/Lawyer	Ms. Co brings over 20 years of legal, business and corporate development experience. She currently provides business development and legal advice for technology-focused organizations and start-up companies. Her previous roles have included being the Director of Strategic Relations at Westport Innovations Inc. and Chief Development Officer at The PROOF Centre of Excellence. Ms. Co was called to the British Columbia Bar in 1996 and is a Member of the Law Society of British Columbia. Ms. Co obtained her Master of Business Administration and Bachelor of Laws degrees from the University of British Columbia, and her Bachelor of Science degree from Simon Fraser University.

Primary Skills and Expertise		2021 Continuing Education
Strategic Leadership International Business Mergers & Acquisitions Corporate Finance Industry Expertise Accounting Risk Management Human Resources and Environment & Sustainability

Corporate Directors Exchange – PwC

Economic Webcasts for the Boardroom: US post-election economic outlook – Deloitte

ESG Series – Bennett Jones

Labour and Employment – Covid – Alexander Holburn

University Counsel Seminar – Diversity and Inclusion in Governance – Richards Buell Sutton

Prospectors & Developers Association of Canada Conference – Deloitte

Chapter Zero Canada – Shaping a Sustainable, Competitive and Prosperous Future – Institute of Corporate Directors

The path to decarbonization: fueling your climate commitments – Deloitte

ESG Thought Leadership Series – Borden Ladner Gervais

BLG Talks Mining – Borden Ladner Gervais

Spring Economic Outlook – Bennett Jones

Deloitte Mining Series – Deloitte

Mining & Metals: Technology Trends – Deloitte

Corporate Governance 2020 – Continuing Leal Education Society of BC

OSC Virtual Roundtable: Rethinking Diversity in Capital Markets – Ontario Securities Commission

Directors’ Series for audit committees webcast: The audit committee’s responsibility to oversee value-creation activities – Deloitte

Driving Board Value in Changing Times – UBC Sauder School of Business

Visit to Jerritt Canyon Gold Mine

Voting Results of 2021 Annual General Meeting
For	Withheld
99.08%	0.92%

Board and Committee Membership	Attendance
Board	15 / 15 100%
Compensation	0 / 0 100%
Corporate Governance	1 / 1 100%
Audit	8 / 8 100%

Other Reporting Issuer Directorships
None

Options, share-based awards and common shares (held as at April 1)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(1)	Meets ownership guidelines

2022	48,527	20,832	13,821	$706,142	Yes

Options, share-based awards and common shares (held as at December 31)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(2)(3)	Meets ownership guidelines

2021	70,524	11,237	13,821	$458,725	Yes
2020	70,524	5,000	12,975	$562,519	Yes

(1)	The value at April 1, 2022 is based on the closing price on the TSX as of April 1, 2022 of C$17.00 converted to $13.59 using the April 1, 2022 exchange rate of $0.7992.
(2)	The value at December 31, 2021 is based on the closing price on the TSX as of December 31, 2021 of C$14.07 converted to $11.10 at year end exchange rate of $0.7888.
(3)	The value at December 31, 2020 is based on the closing price on the TSX as of December 31, 2020 of C$17.08 converted to $13.41 at year end exchange rate of $0.7854.

12    First Majestic Silver Corp.

Part Two

ANA LOPEZ, B.A. Hons., LLB, CPHR, CEC British Columbia, Canada Age: 54 Director since June 2020 Independent Principal Occupation: Human Resources Executive	Ms. Lopez brings over 20 years of experience in human resources, having led broad HR portfolios in the transportation and education sectors. Ms. Lopez is currently the Vice-President Human Resources and People Development at the British Columbia Institute of Technology, and was previously the Vice-President Human Resources at TransLink. Ms. Lopez was called to the British Columbia Bar in 1994 and is a member of the Law Society of British Columbia. Ms. Lopez is a Certified Executive Coach, with a Graduate Certificate in Executive Coaching from Royal Roads University. She received her Bachelor of Laws degree from the University of Ottawa, and her Bachelor of Arts Honours from Carleton University. She is also a 2008 alumnus of the Governor General’s Canadian Leadership Conference.

Primary Skills and Expertise		2021 Continuing Education
Strategic Leadership Industry Experience Risk Management Human Resources Information Technology and Environment & Sustainability

Legal Series Parts 1, 2 & 3: 2020 Look Back and 2021 Look Ahead (CPHR BC & Yukon)

Economic Outlook Amid a World Pandemic (BC Business Council)

Continuing the Digital Transformation Journey - How Should Boards Respond? (Institute of Corporate Directors)

Panel Moderator - Vancouver CHRO Town Hall “Dynamically Closing the Skill Gap.” (Evanta – a Gartner Company)

Reimagining The Face of Mining (Yamana Gold and Artemis Project)

Women on Boards/Women in Leadership (Institute of Corporate Directors)

Mining and Metals Workshop Series (Deloitte Canada)

Women Leading the World Through the Pandemic (Institute of Corporate Directors)

Is Your Board Ready for the Next Crisis? What 2020 Has Taught Us (Institute of Corporate Directors)

Change Management Symposium (CPHR BC & Yukon)

ESG in BC: 5-part series (BC Business Council)

CCDI Foundations in Diversity and Inclusion Certificate (Canadian Centre for Diversity and Inclusion)

Innovation in Mining (Greater Vancouver Board of Trade)

Panel Moderator - Aligning the Workforce for 2021 and Beyond (Evanta – a Gartner Company)

Director Education Accreditation Program (Chartered Governance Institute of Canada)

Driving Board Value in Changing Times (UBC Sauder School of Business)

Visit to Jerritt Canyon Gold Mine

Voting Results of 2021 Annual General Meeting
For	Withheld
99.46%	0.54%

Board and Committee Membership(1)	Attendance
Board	15 / 15 100%
Compensation	2 / 2 100%
Corporate Governance	2 / 2 100%

Other Reporting Issuer Directorships
None

Options, share-based awards and common shares (held as at April 1)(1)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(1)	Meets ownership guidelines

2022	21,496	19,037	14,649	$522,095	Yes

Options, share-based awards and common shares (held as at December 31)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(2)(3)	Meets ownership guidelines

2021	21,496	10,418	13,673	$281,276	Yes
2020	21,496	3,773	12,415	$281,818	Yes

(1)	The value at April 1, 2022 is based on the closing price on the TSX as of April 1, 2022 of C$17.00 converted to $13.59 using the April 1, 2022 exchange rate of $0.7992.
(2)	The value at December 31, 2021 is based on the closing price on the TSX as of December 31, 2021 of C$14.07 converted to $11.10 at year end exchange rate of $0.7888.
(3)	The value at December 31, 2020 is based on the closing price on the TSX as of December 31, 2020 of C$17.08 converted to $13.41 at year end exchange rate of $0.7854.

2022 Management Information Circular    13

Part Two

RAYMOND POLMAN, B. Sc. (Econ), CPA, CA British Columbia, Canada Age: 62 Director nominee Not Independent Principal Occupation: Retired Chief Financial Officer	Mr. Polman has over 35 years of public accounting and corporate finance experience in the Canadian and US financial markets and was the Chief Financial Officer of the Company from February 2007 to December 2021. Prior to First Majestic, Mr. Polman had been a Chief Financial Officer for six years with a number of publicly-traded high technology companies, prior to which he served several years as the Director of Finance for Rescan Environmental Services Ltd., a large privately owned company serving the global mining community. Mr. Polman has a Bachelor of Science (Economics) Degree from the University of Victoria and he is a member of the Institute of Chartered Professional Accountants of British Columbia. Mr. Polman also brings eight years of prior public accounting experience with Deloitte, LLP.

Primary Skills and Expertise		2021 Continuing Education
Strategic Leadership International Business Mergers & Acquisitions Corporate Finance Industry Expertise Accounting Risk Management Information Technology and Government & Community Relations

BC Mining Minds

16th Annual Mining Executive and Director Forum

BC Mining Minds

Q2 Financial Reporting Update

Mining and Metals Technology Trends

Mine 2021, Great Expectations, Seeing Tomorrow

Critical Thinking and Managing Bias

The Risk Assessment Excellence Imperative

ESG-Accounting and SEC Reporting Considerations

Corporate Finance

Visit to Jerritt Canyon Gold Mine

Voting Results of 2021 Annual General Meeting
For	Withheld
N/A	N/A

Board and Committee Membership	Attendance
Board	N/A
Compensation	N/A
Corporate Governance	N/A

Other Reporting Issuer Directorships
First Mining Gold Corp.

Options, share-based awards and common shares (held as at April 1)(1)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options	Meets ownership guidelines

2022	325,000	44,933	125,067	$3,616,660	Yes

Options, share-based awards and common shares (held as at December 31)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(2)(3)	Meets ownership guidelines

2021	325,000	55,800	114,200	$2,690,045	Yes
2020	505,000	30,000	179,200	$5,273,086	Yes

(1)	The value at April 1, 2022 is based on the closing price on the TSX as of April 1, 2022 of C$17.00 converted to $13.59 using the April 1, 2022 exchange rate of $0.7992.
(2)	The value at December 31, 2021 is based on the closing price on the TSX as of December 31, 2021 of C$14.07 converted to $11.10 at year end exchange rate of $0.7888.
(3)	The value at December 31, 2020 is based on the closing price on the TSX as of December 31, 2020 of C$17.08 converted to $13.41 at year end exchange rate of $0.7854.

14    First Majestic Silver Corp.

Part Two

JEAN DES RIVIÈRES, P.Geo, M.Sc.A., B.Sc. Québec, Canada Age: 62 Director since March 31, 2021 Independent Principal Occupation: Retired Executive/Geologist	Mr. des Rivières offers global diversified knowledge in the exploration and mining industry gained in more than 50 countries over a 35 year period. He occupied managerial and technical positions with companies such as BHP Group Limited, Rio Algom Ltd. and Noranda Inc. In his latest role as Vice President of Metals Exploration for BHP, he developed the global strategies that guided the teams to the discovery of the Oak Dam West iron oxide copper gold deposit in South Australia. His participation in the Minerals Americas Leadership team allowed him to contribute to the copper mining assets. Further, he chaired the Inclusion and Diversity committee of BHP. Prior to the vice presidency, he assumed global roles such as Ag-Pb-Zn global search leader, global copper commodity specialist and Resource Development Manager in the Business Development team. In this latter role, he helped to develop the strategies guiding the brownfield exploration programs for copper and Ag-Pb-Zn for BHP which resulted in the discoveries at Escondida Sur. He received his Bachelor or Science in Geology from the Université du Québec à Montréal in 1983 and his Master’s of Applied Science in Geology from L’Ecole Polytechnique de Montreal from the University of Montreal in 1985.

Primary Skills and Expertise		2021 Continuing Education

Strategic Leadership

International Business

Mergers & Acquisitions

Operations, Industry Expertise

Accounting

Risk Management

Human Resources

Government & Community Relations and Environment & Sustainability

Driving Board Value in Changing Times – UBC Sauder School of Business Visit to Jerritt Canyon Gold Mine
Voting Results of 2021 Annual General Meeting
For	Withheld
99.57%	0.43%

Board and Committee Membership	Attendance
Board	11 / 11 100%
Compensation	2 / 2 100%
Corporate Governance	1 / 1 100%
Audit	4 / 4 100%

Other Reporting Issuer Directorships
Montero Mining and Exploration Ltd. Midland Exploration Inc.

Options, share-based awards and common shares (held as at April 1)(1)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options	Meets ownership guidelines

2022	N/A	14,966	6,215	$287,774	No(3)

Options, share-based awards and common shares (held as at December 31)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(2)	Meets ownership guidelines

2021	N/A	5,371	5,815	$124,147	No(3)
2020	N/A	N/A	N/A	N/A	N/A

(1)	The value at April 1, 2022 is based on the closing price on the TSX as of April 1, 2022 of C$17.00 converted to $13.59 using the April 1, 2022 exchange rate of $0.7992.
(2)	The value at December 31, 2021 is based on the closing price on the TSX as of December 31, 2021 of C$14.07 converted to $11.10 at year end exchange rate of $0.7888.
(3)	Mr. des Rivières became a director on March 31, 2021 and has five years from his date of appointment to comply with the share ownership guidelines described herein.

2022 Management Information Circular    15

Part Two

COLETTE RUSTAD, CPA, CA British Columbia, Canada Age: 56 Director since July 1, 2021 Independent Principal Occupation: Consultant	Ms. Rustad is an international financial expert with over 30 years of diverse financial and operational experience, including mergers and acquisitions, project construction, risk management and advisory expertise in the mining, financial services, energy and technology sectors. She currently serves as a director of the Sanford Housing Society, previously served as a director for Terrane Metals Corp. and held executive positions at Barrick Africa, VP & CFO; Goldcorp Inc, Senior Vice-President Treasurer and Controller; EY Toronto, Senior Manager and Alio Gold, EVP & CFO. She is a Chartered Professional Accountant (CPA)(CA) and has a Bachelor of Commerce from the University of Calgary and completed the Advanced Management Program from the Wharton Graduate School of Business, University of Pennsylvania.

Primary Skills and Expertise		2021 Continuing Education

Strategic leadership

international business

mergers & acquisitions

corporate finance

operations

industry expertise

accounting

risk management

human resources

information technology

government & community relations and environment & sustainability

Women Get on Board – Getting Board Ready Driving Board Value in Changing Times Visit to Jerritt Canyon Gold Mine
Voting Results of 2021 Annual General Meeting
For	Withheld
N/A	N/A

Board and Committee Membership	Attendance
Board	7 / 7 100%
Audit	2 / 2 100%

Other Reporting Issuer Directorships
None

Options, share-based awards and common shares (held as at April 1)(1)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options	Meets ownership guidelines

2022	N/A	13,043	N/A	$177,207	No(3)

Options, share-based awards and common shares (held as at December 31)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(2)	Meets ownership guidelines

2021	N/A	3,448	N/A	$38,267	No(3)
2020	N/A	N/A	N/A	N/A	N/A

(1)	The value at April 1, 2022 is based on the closing price on the TSX as of April 1, 2022 of C$17.00 converted to $13.59 using the April 1, 2022 exchange rate of $0.7992.
(2)	The value at December 31, 2021 is based on the closing price on the TSX as of December 31, 2021 of C$14.07 converted to $11.10 at year end exchange rate of $0.7888.
(3)	Ms. Rustad became a director on July 1, 2021 and has five years from her date of appointment to comply with the share ownership guidelines described herein.

16    First Majestic Silver Corp.

Part Two

The information as to the municipality and province, state or country of residence, principal occupation, or business or employment and the number of shares beneficially owned by each nominee or over which each nominee exercises control or direction set out above has been furnished by the individual nominees as at April 1, 2022.

No director or proposed director of the Company is, or within the ten years prior to the date of this Information Circular has been a director, chief executive officer or chief financial officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order, similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(b)

was subject to an order issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Company has, within the ten years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Director Qualifications

As discussed below under “Statement of Corporate Governance Practices – Assessments”, the Board of Directors has adopted an annual formal director assessment process. As a part of this process the Board of Directors assesses the skills and expertise necessary to provide effective oversight of the business of the Company. Following is a summary of the skills and expertise possessed by each of the director nominees named in this Information Circular. The lack of a specifically identified area of expertise does not mean that the person in question does not possess the applicable skill or expertise. Rather, a specifically identified area of expertise indicates that the Board of Directors currently relies upon that person for the skill or expertise.

	Keith Neumeyer	Marjorie Co	Thomas Fudge	Ana Lopez	Raymond Polman	Jean des Rivières	Colette Rustad

Strategic Leadership - Experience guiding strategic direction and growth of an organization, preferably including the management of multiple significant projects and experience with corporate governance.

	✓	✓	✓	✓	✓	✓	✓

International Business - Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in countries or regions where the Company has or expects to be developing operations.

	✓	✓	✓		✓	✓	✓
Mergers and Acquisitions - Experience with significant mergers and acquisitions and/or investment banking.	✓	✓	✓		✓	✓	✓
Corporate Finance - Experience in the field of finance, specifically in corporate lending/borrowing transactions and public market transactions.	✓	✓	✓		✓		✓

Operations - Senior level experience with a major resource company with mineral reserves, exploration and operations expertise, and particular experience developing and implementing strong safety, environmental and operational standards.

	✓		✓			✓	✓
Industry Expertise - Experience in the mining industry, market and international regulatory environment.	✓	✓	✓	✓	✓	✓	✓

2022 Management Information Circular    17

Part Two

	Keith Neumeyer	Marjorie Co	Thomas Fudge	Ana Lopez	Raymond Polman	Jean des Rivières	Colette Rustad

Accounting - Experience as a professional accountant, a chief financial officer or a chief executive officer or member of the Audit Committee of a reporting issuer; strong understanding of the financial side of an organization, including familiarity with financial reports, internal financial controls and other financial requirements.

		✓			✓	✓	✓
Risk Management - Experience implementing best practices for risk management, including assessing and addressing potential risks of a major organization.	✓	✓	✓	✓	✓	✓	✓

Human Resources - Experience as a board compensation committee member or senior officer responsible for the oversight of compensation and benefit programs, having particular experience with executive compensation programs.

	✓	✓		✓		✓	✓
Information Technology - Experience developing and implementing leading information technology practices, including information security, at a major organization.				✓	✓		✓

Government and Community Relations - Experience with and fulsome understanding of governmental and public policy and experience developing strong community relations and working relationships with communities and mining regulators in the jurisdictions where the Company operates.

	✓		✓		✓	✓	✓
Environment and Sustainability - Experience with and an understanding of environmental, health and safety issues and sustainable development practices in the mining industry.		✓	✓	✓	✓	✓	✓

Appointment of Auditors

The auditors for the Company are Deloitte LLP, Independent Registered Public Accounting Firm, of 939 Granville Street, British Columbia V6B 1L3. At the Meeting, shareholders will be asked to approve (a) the re-appointment of Deloitte LLP as auditors for the Company to hold office as such until the next Annual General Meeting of the Company and (b) a resolution authorizing the Board of Directors to fix the remuneration to be paid to the auditors for the upcoming year. Deloitte LLP was first appointed as auditors for the Company on December 14, 2004.

The Board recommends that shareholders vote FOR the re-appointment of Deloitte LLP as auditors of the Company until the next Annual General Meeting and FOR the resolution authorizing the Board of Directors to fix the remuneration to be paid to the auditors.

Approval of Long-Term Incentive Plan

The Board of Directors is seeking shareholder approval for the adoption of a new long-term incentive plan (the “2022 LTIP”), subject to regulatory approval, and as more particularly described below to replace the Company’s current long term incentive plan (the “2019 LTIP”) which was last approved by shareholders on May 23, 2019.

As at April 1, 2022, there are 6,925,037 Options outstanding. In addition, there are 825,111 Restricted Share Units, 539,737 Performance Share Units and 62,497 Deferred Share Units outstanding. In aggregate, these awards represent approximately 3% of the current outstanding common shares of the Company.

18    First Majestic Silver Corp.

Part Two

The Board of Directors has deemed it appropriate to replace the 2019 LTIP with the 2022 LTIP, which will permit only the issuance of Options, Restricted Share Units and Performance Share Units. The Company has adopted a separate Deferred Share Unit Plan which provides that Deferred Share Units to be issued thereunder may only be settled in cash. The Company is therefore seeking approval from the shareholders at the Meeting for the adoption of the 2022 LTIP.

If the 2022 LTIP is approved, all prior awards granted under the 2019 LTIP will continue to be governed by the terms of the 2019 LTIP, however, all Options, Restricted Share Units and Performance Share Units granted thereafter will be governed by the 2022 LTIP. If the 2022 LTIP is approved, an additional 7,338,536 common shares of the Company will be available for issue upon the exercise, redemption or settlement for all Awards granted under the 2022 Plan and represents approximately 3% of the issued and outstanding shares, which, when combined with common shares available for issue upon the exercise of the outstanding Awards, represents approximately 6% of the current outstanding common shares of the Company.

The full text of the 2022 LTIP is attached as Appendix “B” to this Information Circular. Capitalized words used in this summary and not otherwise defined have the meaning ascribed to them in the 2022 LTIP.

The Board of Directors is of the view that the 2022 LTIP is required in order to provide an incentive to the directors, officers, employees, management and others who provide service to the Company to act in the best interests of the Company. If the 2022 LTIP is not approved at the Meeting, previously-granted awards will be unaffected and, the Company would be able to grant Awards under the 2022 LTIP however no common shares will be permitted to be issued in settlement of Awards issued under the 2022 LTIP until the plan is ratified by shareholders.

The material terms of the 2022 LTIP are set out below.

•

Maximum Number of Shares Issuable – The maximum number of shares issuable under the 2022 LTIP, together with the number of shares issuable under any other Security-Based Compensation Arrangements of the Company, shall not in the aggregate exceed 6% of the issued and outstanding common shares of the Company (calculated as at the grant date of such Awards), provided that the maximum number of Share Units (which includes Restricted Share Units and Performance Share Units) will not exceed 1% of the issued and outstanding common shares of the Company (calculated as at the grant date of such Awards).

•	Types of Awards – Pursuant to the 2022 LTIP, the Company may issue Options, Restricted Share Units and Performance Share Units.

•	Plan Limits – When combined with all of the Company’s other security-based compensation arrangements, the 2022 LTIP shall not result in:

•	the number of Shares issuable to any one person at any time exceeding 5% of the issued and outstanding Shares;

•	the number of Shares issued to Insiders within a one-year period exceeding 8% of the issued and outstanding Shares; or

•	the number of Shares issuable to Insiders at any time exceeding 8% of the issued and outstanding Shares.

The 2022 LTIP shall not result in:

•	the number of Shares issuable to all non-executive directors of the Company exceeding 1% of the issued and outstanding Shares at such time; or

•

the number of Shares issuable to any one non-executive director within a one-year period exceeding an Award value of $150,000 per such non-executive director, of which no more than $100,000 may comprise Options based on a valuation method acceptable to the Board.

Options

•

Stock Option Terms and Exercise Price – The number of Shares subject to each Option grant, the exercise price, vesting, expiry date and other terms and conditions thereof will be determined by the Board. The exercise price of each Option shall in no event be lower than the Market Price of the Shares on the grant date.

2022 Management Information Circular    19

Part Two

•

Term – Unless otherwise specified at the time of grant, Options shall expire ten (10) years from the date of grant, unless terminated earlier in accordance with the 2022 LTIP. Options that otherwise expire during a trading blackout shall be extended until ten trading days following the expiration of the blackout period.

•

Vesting Schedule – Options vest and become exercisable in 25% increments on each of the 12 month, 18 month, 24 month and 30 month anniversaries from the grant date. Options granted to the Chief Executive Officer of the Company which have an initial expiry date which is more than five years after the Award Date shall instead vest in equal portions on each of the first, second, third, fourth and fifth anniversaries of the Award Date.

•

Exercise of Options – A participant may exercise vested Options by (i) payment of the exercise price per Share subject to each Option, or (ii) if permitted by the Board, on a cashless basis by receiving that number of Shares equal to the current Market Price less the Option Price multiplied by the number of Options exercised as the numerator, divided by the current Market Price, as the denominator.

•

Circumstances Causing Cessation of Entitlement – If a Participant ceases to be a Director, Employee or Consultant of the Company, the Options will vest and expire in accordance with Section 5.5 of the 2022 LTIP. A summary of these provisions is below.

(a) If the Participant is an Employee:

Reason for Termination	Vesting	Expiry of Option

Death or Disability	Any Options held by a Participant on the date of death or Disability and which are unvested as of such date will not vest.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the 2022 LTIP and (ii) one year from the date of death or Disability of the Participant.

Change of Control	Options will vest in accordance with Section 10 of the 2022 LTIP.	Options expire in accordance with Section 10 of the 2022 LTIP.

Ceasing to be Employed for Employee-Caused Event	Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board.	The expiry date of the Options will be the date the Participant ceases to be an Employee.

Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the 2022 LTIP and (ii) one year from the date of retirement.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

Ceasing to be Employed other than as set out above	Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board.

The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the 2022 LTIP and (ii) the 90th day following the date the Participant ceases to be an Employee.

20    First Majestic Silver Corp.

Part Two

(b) If the Participant is a Director:

Reason for Termination	Vesting	Expiry of Option

Death or Disability	Unvested Options will automatically vest in full as of the date of death or Disability and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the 2022 LTIP and (ii) one year from the date of death or Disability of the Participant.

Change of Control	Options will vest in accordance with Section 10 of the 2022 LTIP.	Options expire in accordance with Section 10 of the 2022 LTIP.

Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

Ceasing to Hold Office for Director-Caused Event	Any Options held by the Participant on the date the Participant ceases to be a Director which are unvested as of such date will not vest.	The expiry date of the Options will be the date the Participant ceases to be a Director.

Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the 2022 LTIP and (ii) one year from the date the Participant ceases to be a Director.

Ceasing to Hold Office other than as set out above	All unvested Options of the Participant will immediately vest and become immediately exercisable.

The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the 2022 LTIP and (ii) the 90th day following the date the Participant ceases to be a Director.

(c) If the Participant is a Consultant:

Reason for Termination	Vesting	Expiry of Option

Death or Disability	Any Options held by a Participant on the date of death or Disability and which are unvested as of such date will not vest.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the 2022 LTIP and (ii) one year from the date of death or Disability of the Participant.

Change of Control	Options will vest in accordance with Section 10 of the 2022 LTIP.	Options expire in accordance with Section 10 of the 2022 LTIP.

Ceasing to be a Consultant due to completion/termination of contract	Any Options which are unvested as of the date the Participant ceases to be a Consultant will not vest, unless determined otherwise by the Board

The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the 2022 LTIP and (ii) the 90th day following the date the Participant ceases to be a Consultant.

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Reason for Termination	Vesting	Expiry of Option

Ceasing to be a Consultant due to completion or termination of contract but continues to be engaged as a Director or Employee	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

Ceasing to be a Consultant but concurrently hired as a Director or Employee	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

Restricted Share Units and Performance Share Units

•

Terms – Restricted Share Units and Performance Share Units are notional securities that entitle the recipient to receive cash or Shares at the end of a vesting period. Vesting of Performance Share Units is contingent upon achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of shareholders. The terms applicable to Restricted Share Units and Performance Share Units under the 2022 LTIP (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s account) are determined by the Board at the time of the grant.

•

Vesting — Unless otherwise provided, Restricted Share Units typically vest in three equal instalments on the first three anniversaries of the date the Restricted Share Unit was granted. Unless otherwise noted, Performance Share Units shall vest as at the date that is the end of their specified performance cycle, subject to any performance criteria having been satisfied.

•

Settlement — On settlement, the Company shall, for each vested Restricted Share Unit or Performance Share Unit being settled, deliver to a Participant either (a) one Share, (b) a cash payment equal to the Market Price of one Share as of the vesting date, or (c) any combination of cash and Shares equal to the Market Price of one Share as of the vesting date, at the discretion of the Board.

•

Dividend Equivalents — As dividends are declared, additional Restricted Share Units and Performance Share Units may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

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Part Two

•

Circumstances Causing Cessation of Entitlement — If a Participant ceases to be a Director, Employee or Consultant of the Company, the Restricted Share Units and Performance Share Units will be treated in accordance with Section 7.6 and 6.6 of the 2022 LTIP respectively. A summary of these provisions is contained below:

(a) Restricted Share Units — If the Participant is an Employee:

Reason for Termination	Treatment of Restricted Share Units

Death or Disability

Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 7.5 of the 2022 LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the 2022 LTIP; (ii) the date 90 days following the date of death or Disability; and (iii) December 31st of the calendar year in which death or Disability occurs. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change of Control	Restricted Share Units vest in accordance with Section 10 of the 2022 LTIP.

Ceasing to be Employed for Employee-Caused Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.

Mandatory Retirement

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 7.5 of the 2022 LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the 2022 LTIP (ii) the date 90 days following the date the Participant ceases to be an Employee; and (iii) December 31st of the calendar year in which the Participant ceases to be an Employee. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.

Ceasing to be Employed other than as set out above

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 7.5 of the 2022 LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the 2022 LTIP (ii) the date 90 days following the date the Participant ceases to be an Employee; and (iii) December 31st of the calendar year in which the Participant ceases to be an Employee. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

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Part Two

(b) Restricted Share Units — If the Participant is a Director:

Reason for Termination	Treatment of Restricted Share Units

Death or Disability

Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Restricted Share Units that would have vested on the next vesting date following the date of death or Disability will vest and be settled as of the date of death or Disability, prorated to reflect the actual period between the Grant Date and the date of death or disability. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date of death or disability.

Change of Control	Restricted Share Units vest in accordance with Section 10 of the 2022 LTIP.

Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.

Ceasing to Hold Office for Director-Caused Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.

Ceasing to Hold Office other than as set out above including Mandatory Retirement

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date of the Participant ceases to be a Director. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director will vest and be settled as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(c) Restricted Share Units — If the Participant is a Consultant

Reason for Termination	Treatment of Restricted Share Units

Death or Disability

Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 7.5 of the 2022 LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5 of the 2022 LTIP; (ii) the date 90 days following the date of death or Disability; and (iii) December 31st of the calendar year in which death or Disability occurs. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change of Control	Restricted Share Units vest in accordance with Section 10 of the 2022 LTIP.

Ceasing to be a Consultant due to completion/termination of contract	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.

Reason for Termination	Treatment of Restricted Share Units

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Part Two

Reason for Termination	Treatment of Restricted Share Units

Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.

Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Restricted Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Restricted Share Units.

(d) Performance Share Units — If the Participant is an Employee:

Reason for Termination	Treatment of Performance Share Units

Death or Disability

Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 6.5 of the 2022 LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5; (ii) the date 90 days following the date of death or Disability; and (iii) December 31st of the calendar year in which death or Disability occurs. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change of Control	Performance Share Units vest in accordance with Section 10 of the 2022 LTIP.

Ceasing to be Employed for Employee-Caused Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.

Mandatory Retirement

Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 6.5 of the LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5 of the LTIP; (ii) the date 90 days following the date the Participant ceases to be an Employee; and (iii) December 31st of the calendar year in which the Participant ceases to be an Employee. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.

Ceasing to be Employed other than as set out above

Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 6.5 of the 2022 LTIP provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5 of the 2022 LTIP; (ii) the date 90 days following the date the Participant ceases to be an Employee; and (iii) December 31st of the calendar year in which the Participant ceases to be an Employee. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

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Part Two

(e) Performance Share Units – If the Participant is a Director:

Reason for Termination	Treatment of Performance Share Units

Death or Disability

Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will vest and be settled as of the date of death or Disability, prorated to reflect the actual period between the commencement of the performance cycle and the date of death or Disability, based on the Participant’s performance for the applicable performance period(s) up to the date of death or Disability. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date of death or Disability.

Change of Control	Performance Share Units vest in accordance with Section 10 of the 2022 LTIP.

Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.

Ceasing to Hold Office for Director-Caused Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.

Ceasing to Hold Office other than as set out above including Mandatory Retirement

Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date the Participant ceases to be a Director. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be a Director, based on the Participant’s performance for the applicable performance period(s) up to the date the Participant ceases to be a Director, will be settled as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(f) Performance Share Units – If the Participant is a Consultant:

Reason for Termination	Treatment of Performance Share Units

Death or Disability

Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 6.5 of the 2022 LTIP provided that the settlement date will be (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5 of the 2022 LTIP (ii) the date 90 days following the date of death or Disability; and (iii) December 31st of the calendar year in which death or Disability occurs. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change of Control	Performance Share Units vest in accordance with Section 10 of the 2022 LTIP.

Ceasing to be a Consultant due to completion/termination of contract	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.

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Part Two

Reason for Termination	Treatment of Performance Share Units

Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.

Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Performance Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Performance Share Units.

General

•

Clawback Policy – Awards granted under the 2022 LTIP may be subject to forfeiture in certain instances under the Company’s Code of Ethical Conduct. See “Executive Compensation—Incentive Compensation Clawback Policy”.

•	Assignment – Awards under the 2022 LTIP are non-assignable and non-transferable other than to a Participant’s Personal Representatives.

•

Amendments Not Requiring Shareholder Approval – The Board may amend the 2022 LTIP Plan or Awards at any time, provided, however, that no such amendment may materially and adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including TSX requirements). Any such amendment will be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may make certain amendments to the 2022 Plan or Awards without obtaining the approval of the shareholders of the Company including, but not limited to:

(a)	altering, extending or accelerating the terms and conditions of vesting of any Awards;

(b)	a change to the termination provisions of the 2022 LTIP or any Award which does not entail an extension beyond the original expiry date;

(c)	amending or modifying the mechanics of exercise or settlement of Awards;

(d)	effecting amendments of a “housekeeping” or ministerial nature (i.e. any amendment necessary to comply with the provisions of applicable laws or rules, regulations and policies of the TSX);

(e)	effecting amendments respecting the administration of the 2022 LTIP;

(f)	effecting amendments necessary to suspend or terminate the 2022 LTIP;

(g)

amending the change of control provisions of the 2022 LTIP, provided that any amendment does not allow Participants to be treated any more favourably than other holders of shares with respect to the consideration that the Participants would be entitled to receive for their Shares upon a Change in Control;

(h)

any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX) or that is not expected to materially adversely affect the interests of the shareholders of the Company.

•	Amendments Requiring Shareholder Approval – Shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

(a)

any increase in the number of shares issuable under the 2022 LTIP or the percentage limit set out in Section 4.1 of the 2022 LTIP, except such increases by operation of Sections 4.1 or 9 of the 2022 LTIP;

(b)	with respect to Options, any reduction in the exercise price of an Option or the cancellation and reissue of an Option;

(c)

any extension of (i) the term of an Option beyond its original expiry date or (ii) the date on which a Performance Share Unit or Restricted Share Unit will be forfeited or terminated in accordance with its terms, except as may be effected in connection with a blackout period;

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(d)	any amendment to permit the transfer or assignment of an Award other than for normal estate settlement purposes;

(e)	any amendment to the insider participation limits or non-executive director limits under the 2022 LTIP or any amendment to the amendment sections of the 2022 LTIP; and

(f)	any amendment required to be approved by shareholders under applicable law or pursuant to the rules, regulations and policies of the TSX.

•	Financial Assistance – The 2022 LTIP provides that the Company may not offer financial assistance in respect of the exercise of any Award.

At the Meeting, shareholders will be asked to pass an ordinary resolution approving the adoption of the 2022 LTIP Plan in the following form:

“BE IT RESOLVED as an ordinary resolution that:

1.

the Company’s proposed long-term incentive plan (the “2022 LTIP”), as described in the Information Circular dated April 20, 2022, including reserving for issuance under the 2022 LTIP, together with the number of shares issuable under any other Security-Based Compensation Arrangements of the Company, at any time a maximum of 6% of the issued and outstanding common shares of the Company for issuance from time to time pursuant to the exercise or settlement of awards thereunder (of which no more than 1% of the issued and outstanding common shares of the Company may be issuable pursuant to Share Units as described in the Information Circular) is hereby authorized and approved;

2.	the Company be and is hereby authorized to grant awards under the 2022 LTIP until May 26, 2025, being the date that is three years from the date hereof; and

3.	the Company be and is hereby authorized to prepare such documents and make such submissions as the Company may be required to make to give effect to this resolution.”

Shareholders may vote FOR or AGAINST the above resolution. An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy. If the 2022 LTIP is not approved at the Meeting, in accordance with the policies of the TSX, the Company would be able to grant Awards under the 2022 LTIP but no common shares would be able to be issued upon exercise of such Awards until the 2022 LTIP is approved by the Company’s shareholders.

The Board of Directors recommends that shareholders vote FOR this resolution.

Management of the Company is not aware of any other matters which are to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed Proxy are authorized to vote the shares represented by the Proxy in accordance with their best judgment.

Advisory Vote on Executive Compensation

On March 6, 2015, the Board adopted a policy relating to shareholder engagement and an advisory vote on executive compensation, known as “Say-on-Pay” (the “Say-on-Pay Policy”). The purpose of the Say-on-Pay Policy is to provide appropriate accountability to the shareholders of the Company for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the Company’s compensation plans for executives, as well as the plans themselves.

In accordance with the Say-on-Pay Policy, at the Meeting, shareholders will be asked to consider a non-binding advisory resolution on executive compensation as follows:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that: the shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular for this meeting.”

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The Board recommends that shareholders vote FOR the advisory resolution on executive compensation.

As this is an advisory vote, the results are not binding on the Company. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, and in determining whether there is a need to significantly increase engagement with shareholders on this matter. In particular, in the event that a significant number of shareholders oppose the advisory resolution, the Board will consult with its shareholders, specifically those that are known to have opposed the resolution, to understand shareholder concerns and evaluate appropriate actions in the context of those concerns. A summary of the significant comments relating to compensation from shareholders will be included in the Company’s Information Circular for the subsequent year and an explanation as to any changes to be made to compensation plans or why no changes are contemplated will be disclosed.

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PART THREE STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors is responsible for developing, reviewing and implementing a set of corporate governance guidelines specifically applicable to the Company, as described in this Part of the Information Circular. The corporate governance practices ensure the process and structure used to direct and manage the business and affairs of the Company with the objectives of enhancing shareholder value and ensuring the financial viability of the business.

The Board of Directors has adopted the board mandate (the “Board Mandate”) provided in Appendix “A” hereto clarifying responsibilities and ensuring effective communication between the Board of Directors and management.

The following description of the governance practices of the Company is provided in accordance with the guidelines of National Instrument 58-101 – Disclosure of Corporate Governance Practices, as set out in Form 58-101F1 – Corporate Governance Disclosure (the “Form 58-101F1 Guidelines”). The Form 58-101F1 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and the effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The Company will continue to monitor the developments and the various changes to the Form 58-101F1 Guidelines and best practices and where applicable, will amend its corporate governance guidelines accordingly.

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Part Three

Board of Directors

Independence of the Board

The Board currently consists of seven directors, of whom six (a majority) are independent. None of the six independent directors has any direct or indirect material relationship with the Company (other than as a holder of shares, Options, RSU’s or DSU’s of the Company) which could, in the view of the Board, reasonably interfere with the exercise of that person’s independent judgment. Marjorie Co, Thomas Fudge, Ana Lopez, Douglas Penrose, Jean des Rivières and Colette Rustad are independent. Mr. Penrose is independent, however, he will not be standing for re-election as a director at the Meeting since he has reached the maximum term as a director under the Company’s Director Tenure Policy (See “Director Tenure Policy” above). Keith Neumeyer is the President and Chief Executive Officer of the Company. As an Officer of the Company, Mr. Neumeyer is not an independent director. Raymond Polman, former Chief Financial Officer of the Company, is a director nominee and, as a result of his former position with the Company, will not be considered an independent director.

Director	Independent	Non-Independent	Reason for Non-Independence

Keith Neumeyer		•	Officer

Marjorie Co	•

Thomas Fudge, Jr.	•

Ana Lopez	•

Douglas Penrose(1)	•

Raymond Polman(2)		•	Former Officer

Jean des Rivières	•

Colette Rustad	•

(1)	Douglas Penrose will not be standing for re-election as a director as he has reached the maximum term as a director under the Company’s Director Tenure Policy.
(2)	Raymond Polman is a director nominee.

Directorships and Interlocks

The following table discloses the directors of the Company that are also directors of other reporting issuers, as well as any executive positions or committee memberships held by the director with that reporting issuer:

Director	Company	Executive Position	Committee Memberships

Keith Neumeyer	First Mining Gold Corp.	Chairman	Compensation Committee

Jean des Rivières	Montero Mining and Exploration Ltd. Midland Exploration Inc.		Audit Committee Nominating and Corporate Governance Committee Compensation Committee Technical Committee

Raymond Polman(1)	First Mining Gold Corp.		Audit Committee

(1)	Raymond Polman is a director nominee.

The term “Board Interlock” means when two or more directors of the Company sit together on the board (or equivalent) of another reporting issuer, and the term “Committee Interlock” means when a Board Interlock exists, and in addition, the relevant two or more directors also sit together on a board committee of the Company or the

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other reporting issuer. Each of Keith Neumeyer and Raymond Polman is also a member of the board of directors of First Mining Gold Corp. (“FF”), a mineral exploration and development company listed on the Toronto Stock Exchange. This constitutes a “Board Interlock” for purposes of the Board Mandate. The Board has determined that, in its judgement, the Board Interlock does not adversely impact the independence of these directors or the ability of these directors to act in the best interests of the Company because, among other things, the Company owns a significant number of shares of FF, and FF is focused on development and exploration properties, primarily in eastern Canada while the Company is focused on producing properties in Mexico and the United States. In the event of a conflict, each of the directors will be required to act in accordance with his obligations under the Code (as defined under the heading “Ethical Business Conduct”) and applicable corporate and securities laws as described under “Ethical Business Conduct”.

Independent Directors’ Meetings

The independent directors hold regularly scheduled meetings which non-independent directors and members of management do not attend. The Board holds in-camera meetings regularly following certain board meetings and Audit Committee meetings. During the financial year ended December 31, 2021, the independent directors held 15 in-camera meetings (one at the end of each board meeting) and eight in-camera meetings at the end of Audit Committee meetings

Chair

The Chair of the Board, Thomas Fudge, Jr., is an independent director. The Chair of the Board leads the Board in its management and supervision of the business and affairs of the Company and its oversight of management. The Chair of the Board is responsible for the following duties and responsibilities, among other things: act as liaison between the Board and key management of the Company and shareholders, chair Board and shareholder meetings, coordinate the agenda for Board meetings, and assist the Compensation Committee with its annual review of the performance of directors and the Board as a whole.

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Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, usually every quarter and following the annual general meeting of the Company’s shareholders. Each committee of the Board generally meets once a year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the financial year ended December 31, 2021, the Board held 15 meetings, the Audit Committee held eight meetings, the Compensation Committee held two meetings and the Corporate Governance and Nominating Committee held one meeting. The following table provides details regarding attendance of each director and committee meetings during the financial year ended December 31, 2021. Thomas Fudge, Jr. was appointed on February 17, 2021, Jean des Rivières was appointed on March 31, 2021 and Colette Rustad was appointed on July 1, 2021. Robert McCallum’s term ended May 27, 2021.

Director	Board of Directors	Audit Committee	Corporate Governance and Nominating Committee	Compensation Committee	Committees (Total)	Overall Attendance

Keith Neumeyer	15 / 15				–	15 / 15

	(100%)					(100%)

Marjorie Co	15 / 15	8 / 8	1 / 1(1)	0 / 0	9 / 9	24 / 24

	(100%)	(100%)	(100%)	(100%)	(100%)	(100%)

Thomas Fudge, Jr.	14 / 14		1 / 1	2 / 2	3 / 3	17 / 17

	(100%)		(100%)	(100%)	(100%)	(100%)

Ana Lopez	15 / 15			2 / 2(1)	2 / 2	17 / 17

	(100%)			(100%)	(100%)	(100%)

Robert McCallum	6 / 6	4 / 4			4 / 4	10 / 10

	(100%)	(100%)			(100%)	(100%)

Douglas Penrose	15 / 15	8 /8(1)			8 / 8	23 / 23

	(100%)	(100%)			(100%)	(100%)

Jean des Rivières	11 / 11	4 / 4	1 / 1	2 / 2	7 / 7	18 / 18

	(100%)	(100%)	(100%)	(100%)	(100%)	(100%)

Colette Rustad	7 / 7	2 / 2			2 / 2	9 / 9

	(100%)	(100%)			(100%)	(100%)

(1)	Indicates such director as the Chair of the committee.

Board Mandate

The Board Mandate was implemented by the Board effective March 7, 2019 and amended on February 19, 2021 and August 19, 2021 and is attached as Appendix “A” to this Information Circular.

Position Descriptions

Written position descriptions have been developed by the Board for the Chief Executive Officer, the Chair of the Board and the Chair of each committee of the Board. See “Board of Directors – Chair” for a description of the Chair of the Board’s role and responsibilities.

The Chief Executive Officer, Keith Neumeyer, provides leadership and vision to manage the Company in the best interests of its stakeholders. The Chief Executive Officer develops strategic direction and initiatives to maximize

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shareholder value, ensures the implementation of strategic, business and operational plans and manages the business and affairs of the Company within the guidelines established by the Board.

The current Chair of the Audit Committee, Douglas Penrose, is an independent director, however, Douglas Penrose will not be a nominee for re-election as a director as he has fulfilled his term under the Director Tenure Policy. Colette Rustad, is an independent director and will replace Douglas Penrose as Chair of the Audit Committee. The Chair of the Audit Committee provides leadership to enhance the effectiveness of the Audit Committee and takes all reasonable steps to ensure that the responsibility and duties of the Audit Committee, as outlined in the Audit Committee Mandate, are well understood by the members of the Audit Committee and executed as effectively as possible. The Chair of the Audit Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Audit Committee meetings, chair Audit Committee meetings, report to the Board on the activities, findings and recommendations of the Audit Committee and ensure annual performance evaluation of the Audit Committee and Audit Committee members.

The Chair of the Corporate Governance and Nominating Committee, Marjorie Co, is an independent director. The Chair of the Corporate Governance and Nominating Committee provides leadership to enhance the effectiveness of the Corporate Governance and Nominating Committee and takes all reasonable steps to ensure that the responsibility and duties of the Corporate Governance and Nominating Committee, as outlined in the Corporate Governance and Nominating Committee Mandate, are well understood by the members of the Corporate Governance and Nominating Committee and executed as effectively as possible. The Chair of the Corporate Governance and Nominating Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Corporate Governance and Nominating Committee meetings, chair Corporate Governance and Nominating Committee meetings, report to the Board on the activities, findings and recommendations of the Corporate Governance and Nominating Committee, ensure annual performance evaluation of the Corporate Governance and Nominating Committee and Corporate and Nominating Committee members and investigate complaints received under the Company’s Whistleblower Policy (see “Whistleblower Policy” below).

The Chair of the Compensation Committee, Ana Lopez, is an independent director. The Chair of the Compensation Committee provides leadership to enhance the effectiveness of the Compensation Committee and takes all reasonable steps to ensure that the responsibilities and duties of the Compensation Committee, as outlined in the Compensation Committee Mandate, are well understood by the members of the Compensation Committee and executed as effectively as possible. The Chair of the Compensation Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Compensation Committee meetings, chair Compensation Committee meetings, report to the Board on the activities, findings and recommendations of the Compensation Committee and ensure annual performance evaluation of the Compensation Committee and the Compensation Committee members.

The Board of Directors has adopted a formal process for the orientation of new members of the Board. New directors are provided with comprehensive materials providing background information on the Company’s history, performance and strategic plans as well as the role of the Board, its committees and members. The orientation program also provides new members with the opportunity to meet with the executive team. As each director has a different set of skills and professional background, the Board of Directors seeks to tailor orientation and training of new members according to the particular needs and experience of each new director.

Continuing education for all members of the Board is conducted primarily on an informal basis. As part of the continuing education of directors, presentations are made at Board meetings by management on new developments which may impact upon the Company and its business. In addition, directors receive periodic one-on-one presentations from management and are provided with the opportunity to meet with corporate officers outside of formal Board meetings to discuss and better understand the business. Directors also visit, from time to time, the underground mine and above ground operations at each of the Company’s producing assets.

Board members are encouraged to communicate with management and the Company’s auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars at no/minimal cost to the directors.

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Board members have full access to the Company’s records.

The following table provides details regarding various continuing education events held for, or attended by, the directors during the year ended December 31, 2021:

Date and Place	Event	Director(s) Attending

January 2021 Virtual	TD Securities Mining Conference	Neumeyer

January 2021 Virtual	Legal Series Parts 1, 2 & 3: 2020 Look Back and 2021 Look Ahead	Lopez

January 2021 Virtual	Corporate Directors Exchange	Co

January 2021 Virtual	Economic Webcasts for the Boardrooom: US post-election economic outlook	Co

January 2021 Virtual	ESG Series	Co

January – March 2021 Virtual	Women Get on Board – Getting Board Ready	Rustad

January 2021 Virtual	Cambridge House – Vancouver Resource and Investment Conference	Penrose

January 2021 Virtual	BC Mining Minds	Polman

January 2021 Virtual	16th Annual Mining Executives and Director Forum	Polman

February 2021 Virtual	BMO Capital Markets Global Metals & Mining Conference	Neumeyer

February 2021 Virtual	Economic Outlook Amid a World Pandemic	Lopez

February 2021 Virtual	Continuing the Digital Transformation Journey-How Should Boards Respond	Lopez

February 2021 Virtual	Panel Moderator-Vancouver CHRO Town Hall “Dynamically Closing the Skill Gap”	Lopez

February 2021 Virtual	ESG Series	Co

February 2021 Virtual	Labour and Employment – Covid	Co

March 2021 Virtual	Prospectors & Developers Association of Canada (PDAC) Conference	Neumeyer, Co

March 2021 Elko, Nevada, USA	Visit to Jerritt Canyon Gold Mine	Neumeyer

March 2021 Virtual	Deloitte’s Mining and Metals Workshop Series	Fudge, Lopez

March 2021 Virtual	Reimagining The Face of Mining	Lopez

March 2021 Virtual	Women on Boards/Women in Leadership	Lopez

March 2021 Virtual	Women Leading the World Through the Pandemic	Lopez

March 2021 Virtual	University Counsel Seminar – Diversity and Inclusion in Governance	Co

March 2021 Virtual	Chapter Zero Canada – Shaping a Sustainable, Competitive and Prosperous Future	Co

April 2021 Virtual	Denver Gold Group – The European Gold Form	Neumeyer

April 2021 Virtual	Is Your Board Ready for the Next Crisis? What 2020 Has Taught Us	Lopez

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Date and Place	Event	Director(s) Attending

April 2021 Virtual	The path to decarbonization: fueling your climate commitments	Co

April 2021 Virtual	BC Mining Minds	Polman

May 2021 Elko, Nevada, USA	Visit to Jerritt Canyon Gold Mine	Neumeyer

May 2021 Virtual	Bank of American Global Markets & Steel Conference	Neumeyer

May 2021 Virtual	Soar Conference – Soar Financial Partners	Neumeyer

May 2021 Virtual	Change Management Symposium	Lopez

May, June, September, October 2021 Virtual	ESG in BC: 5-part series	Lopez

May 2021 Virtual	Innovation in Mining	Lopez

May 2021 Virtual	ESG Thought Leadership Series	Co

June 2021 Virtual	Panel Moderator – Aligning the Workforce for 2021 and Beyond	Lopez

June 2021 Virtual	BLG Talks Mining	Co

June 2021 Virtual	Spring Economic Outlook	Co

June 2021 Virtual	Q2 Financial Reporting Update	Polman

September 2021 Colorado Springs, Colorado, USA	Gold Forum Americas	Neumeyer

September 2021 Las Vegas, USA	MINEXPO International	Neumeyer

September 2021 Virtual	Deloitte Mining Series	Co

October 2021 Las Vegas, USA	Stansberry Conference	Neumeyer

October 2021 Virtual	Director Education Accreditation Program	Lopez

October 2021 Virtual	Mining & Metals: Technology Trends	Co

October 2021 Virtual	Corporate Governance 2020	Co

October 2021 Virtual	OSC Virtual Roundtable: Rethinking Diversity in Capital Markets	Co

October 2021 Virtual	Mining and Metals Technology Trends	Polman

October 2021 Virtual	Critical Thinking and Managing Bias	Polman

October 2021 Virtual	The Risk Assessment Excellence Imperative	Polman

November 2021 Frankfurt, Germany	Deutsche Goldmesse – Soar Financial Partners	Neumeyer

November 2021 London, UK	121 Mining	Neumeyer

November 2021 Virtual	Directors’ Series for audit committees webcast : The audit committee’s responsibility to oversee value-creation activities	Co

November 2021 Virtual	Deloitte – Addressing the Climate Challenge	Penrose

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Date and Place	Event	Director(s) Attending

November 2021 Virtual	Driving Board Value in Changing Times – UBC Sauder School of Business	Co, Fudge, Lopez, Penrose, des Rivières, Rustad

November 2021 Virtual	ESG-Accounting and SEC Reporting Considerations	Polman

November 2021 Virtual	Corporate Finance (Live Webinar-Multi Segment)	Polman

December 2021 Elko, Nevada, USA	Visit to Jerritt Canyon Gold Mine	Neumeyer, Co, Fudge, Lopez, Polman, Penrose, des Rivières, Rustad

Ethical Business Conduct

The Board has adopted a formal written code of ethical conduct (the “Code”) for its directors, officers and employees. The Corporate Governance and Nominating Committee is responsible for setting the standards of business conduct contained in the Code, as well as overseeing and monitoring compliance with the Code by ensuring all directors, officers and employees receive and become familiar with the Code and acknowledge their support and understanding of the Code on an annual basis. Any non-compliance with the Code is required to be reported to the Corporate Governance and Nominating Committee. A copy of the Code may be accessed on the Company’s website at www.firstmajestic.com.

Where a director has a material interest in a transaction or agreement concerning the Company, the Board will take such steps as may be prudent to isolate and eliminate or reduce the potential for such a conflict of interest to interfere with the Board’s exercise of independent judgment.

Corporate law and the Code require that any director or officer who is directly or indirectly interested in a proposed activity or transaction which involves the Company, or otherwise is in a position which creates a potential for a conflict of interest, must disclose the circumstances and these interests to the Company’s Chief Executive Officer and the Corporate Governance and Nominating Committee, who will assess whether there is a conflict of interest. If it is determined that there is a conflict of interest, the conflict must be disclosed to the Board. Further, in accordance with applicable corporate law, any director who is in a position of conflict must refrain from voting on any resolution of the Board with respect to the conflict. The Board may also require the director to excuse himself or herself from deliberations of the Board or may alternatively refer the matter for consideration by a committee of independent directors of the Board.

Environmental Social Governance

The Company is committed to the principles of sustainable development, safety, and conducting its activities in an environmentally and socially responsible manner. The Company’s core Environmental Social Governance (“ESG”) values are: caring for the environment in which it operates; contributing to the long-term development of its host communities; ensuring safe and secure workplaces for employees, local communities and governments; and operating transparently. Maintaining and improving good relationships and collaboration with the Company’s host communities is essential to achieving sustainability targets. Through proactive engagement, the Company understands social, economic and environmental priorities and takes actions to tackle the most pressing issues and material risks.

The Board has adopted formal policies, procedures, and industry best practices to manage the Company’s impacts and contribute to the social and economic development of local communities. The Board’s materiality assessment process (the “Materiality Assessment Process”), provides a consistent methodology for measuring and tracking social impacts and sustainability performance across the Company’s mines, while offering the flexibility needed to tailor the approach to the circumstances of each operation. As part of the Materiality Assessment Process, the Company collects qualitative data through a series of internal workshops at each mine

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site, as well as corporate surveys. Input is also gathered through consultations with key content specialists within the Company, who conduct ongoing internal and external stakeholder engagement and have the ability to represent perceptions from various stakeholders, including: community members, employees, contract workers, labour unions, supply chain vendors, government authorities, industry organizations, non-governmental organizations, and shareholders.

The Company also conducts regular audits of its systems and monitors the results of site performance to identify corrective actions and improvements. Sustainability performance is reported to the Board on a quarterly basis. The audits help the Board monitor and manage the impacts of the Company’s activities on communities, the work force, and regional supply chains.

The Company has implemented a number of systems relating to the environment and sustainability, including the following management systems:

First Majestic Environmental Management System (“EMS”). EMS is applied across all operations and projects of the Company. It is designed to establish a culture focused on preventing, minimizing and mitigating environmental impacts. EMS is based on international standards and best practices and the requirements to obtain the Clean Industry Accreditation (the “CIA”) for the Mexican-based operations. All of the Company’s operations have implemented an annual compliance program to manage the obligations and conditions that must be fulfilled under the Company’s environmental permits. External EMS audits are conducted regularly to review the performance of each mining operation. Important environmental indicators such as water consumption, greenhouse gas emissions, and environmental incidents are recorded and updated in real time in the Company’s internal Risk Management System and Production Status database.

First Majestic Social Management System (“SMS”). SMS is the Company’s tool to implement its social performance commitments. The purpose of the various programs and procedures within SMS is to ensure the Company is proactively managing operational impacts, engaging transparently with its stakeholders, and collaborating in a manner that achieves tangible development outcomes in its regions of operation. SMS is based upon social performance best practices, including International Finance Corporation (“IFC”) Performance Standards, Towards Sustainable Mining Protocols, International Council on Mining and Metals (“ICMM”), UNICEF Child Rights and Business Principles, the Voluntary Principles on Security and Human Rights, and includes clear performance indicators for continuous improvement. All of the Company’s operations have local community engagement plans and social investment programs in place. Each site has had a social impact assessment conducted and has identified an area of influence, which includes the local communities in a geographic area impacted economically, socially, and/or environmentally by its operations. In 2022, First Majestic´s three operating mines in Mexico, the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine have all been awarded with the 2022 Socially Responsible Business Distinction Award, also known as the Empresa Socialmente Responsable Award, for best sustainability practices. Since being acquired by First Majestic, the Santa Elena operation, located in the state of Sonora, received the Award for the eighth consecutive years; the La Encantada operation, located in the state of Coahuila, received the distinction for two years and the San Dimas operation, located in the state of Durango, for five consecutive years. The Award is presented annually by the Centro Mexicano para la Filantropia CEMEFI (Mexican Centre for Philanthropy).This distinction from within the Mexican community recognizes excellence in environmental and social responsibility and ethical management.

Occupational Health and Safety Management System (“OHSM”). OHSM is applied in all Mexican operations to standardize tasks, and strengthen a culture focused on keeping our people safe. Key pillars of OHSM are Visible Felt Leadership, regulatory compliance and fulfillment of the requirements to obtain the Mexico Safe Company Certification, issued by the Mexican Secretariat of Labour and Social Welfare. All of the Company’s operations in Mexico have subscribed to the voluntary program and self-audit process. During 2021, the Company advanced its deployment strategy in Jerritt Canyon through OHSM awareness training and systems integration.

The Company also implemented a number of initiatives to minimize the social and economic effects caused by the global COVID-19 pandemic. Prior to the Mexican Government deeming mining as an essential business on

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May 18, 2020, the Company adopted sanitary protocols to slow down or prevent the spread of the virus throughout the communities and operations where the Company is active. The Company’s response included the creation of preparedness and response plans for COVID-19 prevention and control at each site. For more information on the Company’s COVID response, please refer to the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com.

Although the Company’s sustainability practices and efforts have been in place for many years, the Company published its first environmental, social and governance report (the “2019 Sustainability Report”) in 2020. The Sustainability Report follows internationally-recognized guidance for extractive companies operating globally and is aligned with Canadian Enhanced Corporate Social Responsibility (“CSR”) Strategy. These practices include the Organisation for Economic Co-operation and Development Guidelines for Multinational Enterprises, Voluntary Principles on Security and Human Rights, International Finance Corporation Performance Standards, Global Reporting Initiative, and UN Guiding Principles on Business and Human Rights. The Sustainability Report can be found on the Company’s website at https://www.firstmajestic.com/corporate-social-responsibility/esg-report/. During 2021, the Company advanced the preparation of its second Sustainability Report to be published in 2022.

Information Security

The Company has established and continues to enhance security controls which protect its information systems and infrastructure.

The Company’s information security program is a set of solutions designed to prevent, detect and respond with procedures and tools powered by Artificial Intelligence and Machine Learning. The program combines continuous monitoring and remediation of technical and human interactions with the Company’s network and data. In 2021 the Company extended to Jerritt Canyon the information security program, including the 24x7 security operations centres with cybersecurity experts that monitor the network and email traffic, and protect the health of its devices. During the year, the Company advanced its cloud strategy by migrating Jerritt Canyon’s enterprise applications and data away from on site datacenters and continued to run the cybersecurity awareness training program to its employees and contractors.

The Company’s Audit Committee is responsible for reviewing the adequacy of security of information, information systems and recovery plans. The members of the Audit Committee have experience in assessing the information security matters faced by the Company. The Chair of the Audit Committee, Douglas Penrose, in his former role at British Columbia Lottery Corporation (“BCLC”), was responsible for the installation of the SAP financial system and roll out to BCLC. Colette Rustad, in her former role at Barrick Gold (Placer Dome), Africa, had oversight of financial and operations technology and digitization strategy, was chair of the technology implementation committee and transitioned to cloud and SAAS (Software as a Service). All members of the Board also receive cybersecurity awareness training.

The Board is briefed by the Audit Committee on information security matters on a quarterly basis. The Board develops its strategic initiatives in response to the Committee’s assessments and recommendations. The Company has not experienced an information security breach in the last three years. The Company is assessing the market for acquiring an information security risk insurance policy but does not yet have a policy in place. The Company is externally reviewed by international consulting firms to assess and recommend continual improvements to its information security standards. These reviews include annual Cyber Penetration Testing and Cybersecurity Maturity Assessment, as well as Operational Technology security assessments.

Equity, Diversity & Inclusion Policy

As an extension of the Code, the Board adopted a policy, on March 6, 2015 and amended on March 8, 2022, to reflect its commitment to equity, diversity and inclusion in all levels in the workplace and on the Board (the “Equity, Diversity & Inclusion Policy”). The Equity, Diversity & Inclusion Policy sets out the guidelines by which the Company and the Board will endeavour to achieve equity, diversity and inclusion throughout the Company. To this end, the Company is dedicated to cultivating an environment where individual differences are respected, the

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ability to contribute and access employment opportunities is based on performance, skill and merit, and inappropriate attitudes, behaviours and stereotypes are confronted and eliminated. The Board will consider equity, diversity and inclusion as an element of the overall selection criteria of Board candidates. In addition, the Board and management will attempt to interview a balanced representation of candidates for each opening on the Board and management, respectively.

The Company reports that, as at December 31, 2021, (a) 40% of the Company’s personnel at the executive management level was female and 40% of such personnel identified themselves as part of a minority group and (b) 43% of the Company’s Board was female and 14% of Board members identified themselves as belonging to a minority group.

Whistleblower Policy

In 2007, the Company adopted a whistleblower policy (the “Whistleblower Policy”) which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls, auditing matters or violations of the Code to report such violation or concerns on a confidential and anonymous basis. The policy also states clearly and unequivocally that the Company prohibits discrimination, harassment and/or retaliation against any employee, officer or director who (i) reports complaints regarding financial statement disclosure issues, accounting, internal accounting controls, auditing matters or violations of the Code or (ii) provides information or otherwise assists in an investigation or proceeding regarding any conduct which he or she reasonably believes to be a violation of employment or labour laws, securities laws, laws regarding fraud or the commission or possible commission of a criminal offence. Everyone at the Company is responsible for ensuring that the workplace is free from all forms of discrimination, harassment and retaliation prohibited by this Policy. No employee, officer or director of the Company has the authority to engage in any conduct prohibited by this Policy. Reporting can be made by web-based reporting or by telephone through EthicsPoint, Inc., an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to the Chair of the Corporate Governance and Nominating Committee, the Chief Executive Officer and the Corporate Secretary. Each matter reported is investigated, and corrective and / or disciplinary action is taken, if appropriate.

Nomination of Directors

The Corporate Governance and Nominating Committee currently consists of Marjorie Co, Thomas Fudge, Jr. and Jean des Rivières, all of whom are independent. Among its duties, the Corporate Governance and Nominating Committee is responsible for identifying individuals qualified to become new Board members and for recommending to the Board the new director nominees for the next annual meeting of shareholders. In selecting appropriate candidates for the Board, the Corporate Governance and Nominating Committee is tasked with determining appropriate Board size, composition and profile of the Board with a view to ensuring a diversity of skills, backgrounds, experiences and expertise. The use and maintenance of an “evergreen” list of potential directors, and a skills/experience matrix as a tool to identify any gaps in the competencies most relevant to the Board, assist the Corporate Governance and Nominating Committee in assessing and interviewing potential Board members and reviewing candidates for vacancies on the Board. The Committee may also engage a third-party service firm to

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assist with recruitment of candidates for the Board. In accordance with the Equity, Diversity & Inclusion Policy, the Board will consider equity, diversity and inclusion as an element of the overall selection criteria of candidates. In addition, the Board will attempt to interview a balanced representation of candidates for each opening on the Board.

Compensation

The Compensation Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, retain and inspire senior officers. All members of the Compensation Committee have experience acting on board compensation committees and overseeing compensation and benefit programs.

The Compensation Committee’s responsibilities include, but are not limited to, the following:

•	Review at least annually the performance of the Board as a whole.

•

Review annually the performance of individual directors, including with respect to minimum attendance guidelines, diligence, avoidance or handling of conflicts of interest and compliance with respect to their statutory and common law duties.

•	Evaluate the performance of the Chair of the Board.

The Compensation Committee reviews management’s recommendations for and, in accordance with Board guidelines, recommends the granting of Options, Restricted Share Units (“RSU’s”) and Performance Share Units (“PSU’s”) to management, directors, officers and other employees and consultants of the Company and its subsidiaries. Independent members of the Board are compensated for acting as directors and, pursuant to the policies of the TSX, may be granted incentive stock options and RSU’s under the Company’s Long-Term Incentive Plan and deferred share units (“DSU’s”) under the Company’s standalone DSU plan The Board, as a whole, determines the RSU’s and DSU’s for each director.

The Company reviews the compensation practices of comparable mining companies to ensure our compensation approach is competitive within the marketplace, in which we operate. The Company also receives benchmark market data from industry surveys and compensation consultants. The Company retained Lane Caputo Compensation Inc, as its compensation consultant for 2022. In the fiscal year ended December 31, 2021, the Company implemented changes to the compensation arrangements for its officers and directors effective January 1, 2021 based on its research, market data obtained from salary surveys and information circular filings of our peer group companies. The Company conducted an extensive review of compensation practices in place within our peer group companies and this information was the basis for changes implemented in 2021.

The peer group consisted of:

Agnico Eagle Mines Ltd.	Hudbay Minerals Inc.
Alamos Gold Inc.	IAMGOLD Corporation
Barrick Gold Corporation	Kinross Gold Corporation
B2 Gold Corp.	Lundin Gold Inc.
Centerra Gold Inc.	Pan American Silver Corp.
Coeur Mining Inc.	Pretium Resources Inc.
Eldorado Gold Corp.	SSR Mining Inc.
Endeavour Silver Corp.	Teck Resources Limited
Hecla Mining Company	Yamana Gold Inc.

The selection criteria used in selecting the peer group consisted of:

•	Market capitalization

•	Annual revenues

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•	Number of mining operations

•	International operations

•	Head office location (Canada or United States)

•	Employee population

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee which currently consists of Marjorie Co, Thomas Fudge, Jr. and Jean des Rivières, under the supervision of the Board, has overall responsibility to monitor the governance of the Board of Directors (including the size of the Board and the profiles of the Board members) and Board committees. The Corporate Governance and Nominating Committee’s responsibilities include, but are not limited to, the following:

•	Review at least annually the size, composition and profile of the Board.

•	On an annual basis, recommend and bring forward to the Board, a list of corporate governance issues for review, discussion or action by the Board or a committee.

•	On an annual basis, review the indemnification polices of the Company, general liability insurance policy and directors’ and officers’ insurance policy.

Other Board Committees

The Board is satisfied that in view of the size and composition of the Board, it is more efficient and cost effective for the full Board to perform the duties that would be required by standing committees, other than the Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee.

Assessments

The Board of Directors has adopted an annual formal assessment process with respect to the performance of the Board, its committees and its individual directors. The Board as a whole considers the contributions and performance of each of the directors and the performance of the Board and each of its committees by conducting a performance review questionnaire. The Board uses an assessment tool to determine whether additional expertise is required to ensure that the Board is able to properly discharge its responsibilities and individuals with specific skill sets are identified. As discussed above under “Compensation”, the Compensation Committee undertakes this assessment on behalf of the Board.

Shareholder Engagement

The Company conducts an active shareholder engagement program through a variety of means. The Company communicates regularly with shareholders through annual and quarterly reports and news releases, as well as through other disclosure and regulatory documents filed on SEDAR at www.sedar.com. The Company’s management team regularly meets with large institutional shareholders and investment advisors. In addition, the Company periodically hosts conference calls and webcasts to allow individual shareholders the opportunity to participate in a discussion regarding the Company’s financial and operational highlights and results. Investors may also contact the Company’s investor relations department by letter, e-mail or telephone on a continuing basis.

The Board also recognizes that it is important for the Board to communicate with shareholders, including organizations that represent or advise shareholders on matters of governance, such as the Canadian Coalition for Good Governance and Institutional Shareholder Services. Shareholders, employees and other interested parties may communicate directly with the Board on questions or concerns related to the Board and executive succession, compensation and corporate governance through the Chair of the Board or the Company’s Corporate Secretary.

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Compensation of Directors

The table below sets forth the details of compensation provided to the directors, other than the Named Executive Officers (as defined in Part Five of this Information Circular) who are also directors, during the Company’s most recently-completed financial year. Other than compensation paid to the Named Executive Officers (in their roles as such) who are also directors, and except as noted below, no compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, or of a committee of the Board of Directors or of its subsidiaries, or as consultants or experts, during the Company’s most recently-completed financial year.

Name	Fees earned(1) ($)	Share- based awards(1)(2) ($)	Option- based awards(1)(3) ($)	Non-Equity incentive plan compensation ($)	Pension value ($)	All other compensation(4) ($)	Total ($)
Marjorie Co	119,700	107,717	Nil	Nil	Nil	3,040	230,457
Thomas Fudge, Jr.(5)	107,730	107,719	Nil	Nil	Nil	4,533	219,982
Ana Lopez	115,710	107,717	Nil	Nil	Nil	2,883	226,310
Robert McCallum(6)	61,512	119,697	Nil	Nil	Nil	48,309	229,518
Douglas Penrose	263,340	119,697	Nil	Nil	Nil	2,883	385,920
Jean des Rivières(7)	80,798	80,792	Nil	Nil	Nil	2,883	164,473
Colette Rustad(8)	53,865	53,874	Nil	Nil	Nil	2,883	110,622

(1)	All director compensation is paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the 2021 average exchange rate of C$1.00 equalling $0.7980.

(2)	This amount is the aggregate dollar amount of market value of share-based awards based on the share price at the grant date.

(3)	No option-based awards granted in the year ended December 31, 2021.

(4)	Represents miscellaneous out-of-pocket expenses, training and, additionally for Mr. McCallum, a retirement travel gift.

(5)	Mr. Fudge, Jr. was appointed as a director on February 17, 2021.

(6)	Mr. McCallum ceased being a director on May 27, 2021.

(7)	Mr. des Rivières was appointed as a director on March 31, 2021.

(8)	Ms. Rustad was appointed as a director on July 1, 2021.

Independent members of the Board of Directors are compensated for acting as directors and may be granted RSU’s pursuant to the policies of the TSX and the Long-Term Incentive Plan (as defined under the heading “Compensation Discussion & Analysis”). The independent members of the Board of Directors may also be granted DSU’s under the April 2022 standalone DSU Plan. The Board of Directors as a whole determines the RSU’s and DSU’s for each director, after recommendation by the Compensation Committee.

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The following table shows a breakdown of the fees payable to independent directors in each of 2020, 2021 and 2022 as set by the Board for service on the Board and/or a committee of the Board, as applicable:

Nature of Board duty	2020(1)	2021(2)	2022(3)
Annual retainer fee for each Independent Member of the Board:
• for all independent Directors	$127,034	$106,029	$106,488
• additional retainer for Chair of the Board	$103,937	$106,029	$70,992
Additional annual retainer fee for Chair of the Audit Committee	$23,097	$23,562	$23,664
Additional annual retainer fee for Chair of the Compensation Committee	$15,398	$15,708	$15,776
Additional annual retainer fee for Chair of the Corporate Governance and Nominating Committee	$11,549	$11,781	$11,832
Fee for each Board meeting attended by an Independent Director	$924	Nil	Nil
Fee for each Audit Committee meeting attended by an Independent Director	$1,155	Nil	Nil
Fee for each Compensation Committee meeting attended by an Independent Director	$924	Nil	Nil
Fee for each Corporate Governance and Nominating Committee meeting attended by an Independent Director	$924	Nil	Nil
Credit for expenses incurred	$1,540	$1,571	$1,578
Credit for education expenses	$2,310	$2,356	$2,366

(1)

All director fees were paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the exchange rate of C$1.00 equalling $0.7699, being the exchange rate quoted by the Bank of Canada on December 31, 2019.

(2)

All director fees were paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the exchange rate of C$1.00 equalling $0.7854, being the exchange rate quoted by the Bank of Canada on December 31, 2020.

(3)

All director fees were paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the exchange rate of C$1.00 equalling $0.7888, being the exchange rate quoted by the Bank of Canada on December 31, 2021.

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Compensation of Directors – Outstanding Share-Based Awards and Option-Based Awards

The share-based component of the Directors’ compensation is intended to advance the interests of the Company by encouraging the Directors to remain associated with the Company. Grants under the Long-Term Incentive Plan are intended to provide long-term awards linked directly to the market value performance of the Company’s shares. The Compensation Committee recommends to the Board of Directors the granting of RSU’s and DSU’s to the Directors of the Company. The Company’s 2019 Long-Term Incentive Plan provided for the grants of RSU’s and DSU’s. In April 2022, the Company adopted a stand-alone DSU Plan which provides that any DSU’s issuable thereunder may only be settled in cash and DSU’s have been removed from the 2022 Long-Term Incentive Plan. DSU’s are only issuable to Directors and there are no common shares issuable upon the settlement of DSU’s awarded under the standalone DSU Plan.

The following table sets forth the incentive plan awards granted to the independent directors of the Company during the most recently-completed financial year:

	Option-based awards				Share-based awards

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(1) ($)	Market or payout value of vested share- based awards not paid out or distributed ($)

Marjorie Co	Nil	Nil	Nil	Nil	7,903	107,717	Nil

Thomas Fudge, Jr.(2)	Nil	Nil	Nil	Nil	6,075	107,719	Nil

Ana Lopez	Nil	Nil	Nil	Nil	7,903	107,717	Nil

Robert McCallum(3)	Nil	Nil	Nil	Nil	8,782	119,697	Nil

Douglas Penrose	Nil	Nil	Nil	Nil	8,782	119,697	Nil

Jean des Rivières(4)	Nil	Nil	Nil	Nil	5,371	80,792	Nil

Colette Rustad(5)	Nil	Nil	Nil	Nil	3,448	53,874	Nil

(1)

This amount is the aggregate market value of share-based awards based on the share price at the grant date. Share-based awards are paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the average exchange rate of C$1.00 equalling $0.7980.

(2)	Mr. Fudge, Jr. was appointed as a director on February 17, 2021.

(3)	Mr. McCallum ceased being a director on May 27, 2021.

(4)	Mr. des Rivières was appointed as a director on March 31, 2021.

(5)	Ms. Rustad was appointed as a director on July 1, 2021.

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Compensation of Directors – Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently-completed financial year by each independent director:

Name	Option-based awards – Value vested during the year(1)(2) ($)	Share-based awards – Value vested during the year(2)(3) ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Marjorie Co	149,432	89,057	Nil

Thomas Fudge, Jr.(4)	Nil	52,287	Nil

Ana Lopez	36,159	92,186	Nil

Robert McCallum(5)	148,885	216,444	Nil

Douglas Penrose	105,900	102,142	Nil

Jean des Rivières(6)	Nil	52,287	Nil

Colette Rustad(7)	Nil	33,530	Nil

(1)

This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. Amounts were computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. A total of 83,537 options vested to the directors during the most recent financial year and 139,337 options were exercised during the most recent financial year. The amount set out in the column is based on the vested options at December 31, 2021.

(2)

All option and share-based awards are made in C$. The value vested or earned during the year were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7888, being the exchange rate quoted by the Bank of Canada on December 31, 2021.

(3)	This amount is based on the aggregate dollar value that was realized. It was computed multiplying the share price at the exercised date times by the vested number of share-based awards

(4)	Mr. Fudge, Jr. was appointed as a director on February 17, 2021.

(5)	Mr. McCallum ceased being a director on May 27, 2021.

(6)	Mr. des Rivières was appointed as a director on March 31, 2021.

(7)	Ms. Rustad was appointed as a director on July 1, 2021.

Director Share Ownership Requirement

The Company has a minimum share ownership requirement for Directors. Directors appointed prior to November 29, 2018 who hold a minimum of 30,000 shares are deemed to have met the criteria. Directors who are appointed after November 29, 2018 and before January 1, 2021, and have acquired shares with a value totalling at least 100% of such Director’s base annual retainer fee are deemed to have met the criteria. A Director appointed after January 1, 2021 or who has not previously met the criteria is required, within five years of their appointment, to hold shares totalling at least 300% of such Director’s annual cash retainer fee. For purposes of such determination a director will receive credits for unvested RSU’s and unsettled DSU’s.

As of April 1, 2022, all directors of the Company, except Thomas Fudge, Jr. who became a director on February 17, 2021, Jean des Rivières who became a director on March 31, 2021 and Colette Rustad who became a director on July 1, 2021 comply with these share ownership requirements. Each of Thomas Fudge, Jr., Jean des Rivières and Colette Rustad have five years from their date of appointment to comply with the share ownership guidelines described herein.

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PART FIVE EXECUTIVE COMPENSATION

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Introduction

The Company’s compensation structure is designed to be competitive within the marketplace of other Canadian mining companies with similar international operations of size and scope. The Company’s approach to compensation is designed to meet the Company’s compensation objectives, which are to allow the Company to attract, retain and inspire qualified and experienced senior executives and ensure they are motivated to achieve the Company’s business plans, strategies and goals on both an annual and long-term basis and ultimately, to increase shareholder value. Shareholder value in the Company is primarily driven by results, both in terms of its financial strength and operating measures, such as production and costs. These objectives are tied directly to the Company’s annual budget and long-term plan, which are approved by the Board each year. Compensation is linked to key performance metrics such as production levels, cash costs, increases in resources, safety and meeting environmental requirements. Key target metrics relate only to metrics that executive officers and other senior employees can influence and impact. Operational targets such as production levels, cash costs and safety are set for operations staff at the mine sites, and corporate goals such as achievement of annual production and cash costs, achievement of increased reserves and resources, achieving safety results and meeting environmental requirements are established for the executive officers and corporate personnel in Canada, México and United States. As described in more detail below, executive compensation is dependent on achieving both these individual and Company performance results and is, therefore, linked to the creation of shareholder value.

For the purposes of this Information Circular:

(a)	“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity for any part of the most recently-completed financial year;

(b)	“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in similar capacity for any part of the most recently completed-financial year; and

(c)

“Named Executive Officers” means (i) each CEO, (ii) each CFO, (iii) each of the three most highly-compensated executive officers of the Company, including any subsidiary of the Company, or the three most highly-compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently-completed financial year whose total compensation was, individually, more than C$150,000; and (iv) each individual who would be a Named Executive Officer under paragraph (iii) but for the fact that the individual was neither an executive officer of the Company or a subsidiary of the Company, nor acting in a similar capacity, at the end of that financial year.

During the financial year ended December 31, 2021, the Company had five Named Executive Officers: Keith Neumeyer, the President and CEO of the Company; Steven Holmes, the Chief Operating Officer of the Company; Raymond Polman, the Former CFO of the Company, Ramon Mendoza, the VP Technical Services of the Company and Persio Rosario, the VP Processing, Metallurgy and Innovation of the Company.

The following is a brief biography for each of the Named Executive Officers:

KEITH NEUMEYER
President and Chief Executive Officer

Mr. Neumeyer has worked in the investment community for over 35 years, beginning his career at a number of Canadian national brokerage firms. Mr. Neumeyer moved on to work with several publicly-traded companies in the resource and high technology sectors. His roles have included senior management positions and directorships in the areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer was the original founding President of First Quantum Minerals Ltd. (Toronto Stock Exchange-FM). Mr. Neumeyer founded First Majestic in 2002. Mr. Neumeyer has also listed a number of companies on the Toronto Stock Exchange and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

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STEVEN C. HOLMES
Chief Operating Officer

Mr. Holmes is a mining engineer with over 35 years of experience and is responsible for overseeing all operational functions of the Company’s silver and gold mines and projects. Prior to joining First Majestic in February 2020, Mr. Holmes held the position of Vice President, Joint Venture Portfolio of Barrick Gold Corporation, a global gold mining company, and was responsible for overseeing Barrick’s interest in its Global Joint Venture operations and projects. He previously served as the Chief Operating Officer for KGHM International, Operations Vice President at the Sierra Gorda copper mine in Chile and has acted in general management roles at Asarco, the Mine Technology Group, Chino Mines Company and Freeport-McMoRan.

RAYMOND POLMAN, B. SC. (ECON), CPA, CA
Former Chief Financial Officer

Mr. Polman has over 35 years of public accounting and corporate finance experience in the Canadian and US financial markets and was the Chief Financial Officer from February 2007 to December 2021. In the six years prior to joining First Majestic, Mr. Polman acted as Chief Financial Officer for a number of publicly-traded high technology companies, prior to which he served several years as the Director of Finance for Rescan Environmental Services Ltd., a large privately-owned company serving the global mining community. Mr. Polman also brings eight years of prior public accounting experience with Deloitte LLP. Mr. Polman has a Bachelor of Science (Economics) Degree from the University of Victoria and he is a member of the Institute of Chartered Professional Accountants of British Columbia.

RAMON MENDOZA
Vice President Technical Services

Mr. Mendoza is a senior mining professional with over 30 years of experience with a broad exposure to the different phases of mining enterprises, a robust background in the technical aspects of mining, and a successful track record in managing underground and open-pit operations. Since joining First Majestic in April 2014, Mr. Mendoza has acted as the main Qualified Person for the Company. Prior to joining First Majestic, Mr. Mendoza worked with AMEC as Principal Mining Engineer, leading the mine consulting team developing numerous front-end studies, operational reviews and specialized services applying advanced optimization techniques for underground and open pit mining projects, the integration of mine planning and cost modeling tools, and the inclusion of geo-metallurgical aspects to mine plans. As a consultant, Mr. Mendoza participated extensively in projects in North and South America and his experience covers a range of commodities including base and precious metals, coal, and industrial minerals. Prior to AMEC, Mr. Mendoza held various operational positions in Mexico at Grupo Minero del Bravo, ORICA, MICARE, and Minera Frisco in Sonora. Mr. Mendoza is a Professional Engineer registered in British Columbia and holds a Master of Science degree in Mining and Earth Systems Engineering from the Colorado School of Mines.

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PERSIO ROSARIO
Vice President Processing Metallurgy and Innovation

Mr. Rosario has over 30 years’ combined experience in operations, research and management and is recognized worldwide as a Subject Matter Expert in Mineral Processing. He has several high-quality papers published in recognized journals and built a very successful career academically and in the industry. Mr. Rosario is an expert in autogenous grinding/semi autogenous grinding milling, high-pressure grinding roll technology and fine grinding. In 2016, Mr. Rosario was appointed Adjunct Professor at University of British Columbia Norman B. Keevil Institute of Mining Engineering. Prior to joining First Majestic in January 2021, Mr. Rosario held the position of Hatch Ltd.’s Director of Comminution and was responsible for the mineral processing engineering teams for Western North American offices. From 2010 to 2014, Mr. Rosario worked for Aura Minerals Inc. as Principal Metallurgist. His experience includes the design of several mineral processing plants for projects worldwide. Mr. Rosario holds a PhD, Mining & Mineral Process Engineering from UBC, Master of Applied Science Mining & Mineral Process Engineering from UBC, Bachelor of Arts, Business Administration from Universidade Makenzie, São Paulo, Brazil and a Bachelor of Engineering, Mechanical Engineering from Universidade Mackenzie, São Paulo, Brazil.

Compensation Discussion & Analysis

The Compensation Committee directs the design and provides oversight of the Company’s executive compensation program and has overall responsibility for recommending levels of executive compensation that are competitive in the marketplace and enable the Company to attract, retain and inspire executives. The Compensation Committee’s principal functions are to:

•	Review and recommend compensation levels and programs for the Company’s CEO to the independent members of the Board of Directors;

•	Review and recommend compensation levels and programs for all other executive officers to the full Board of Directors; and

•	administer the Company’s equity incentive plan.

The Company’s CEO participates in executive compensation decisions by making recommendations to the Compensation Committee regarding the following:

•	executive officer base salary, annual bonus awards and equity award grants;

•	annual and long-term quantitative goals and the annual qualitative goals for the executive officers; and

•	participation in the Company’s equity incentive plan and amendments to the Company’s equity incentive plan, as necessary.

The Compensation Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board of Directors as a whole.

The following executive compensation principles guide the Compensation Committee in fulfilling its roles and responsibilities in the design and ongoing administration of the Company’s executive compensation program:

•	Compensation levels and opportunities should be competitive to facilitate recruitment and retention of qualified and experienced executives, while being aligned to shareholders;

•

Compensation should reinforce the Company’s business strategy by communicating key metrics and operational performance objectives (both short and long-term) in its incentive plans and by emphasizing incentives in the total compensation mix;

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•

Incentive compensation should be responsive to the Company’s commodity-based cyclical business environment by emphasizing operational performance over performance measures that are more directly influenced by metals prices; and

•	Compensation programs should align executives’ long-term financial interests with those of shareholders by providing equity-based incentives.

The Company reviews the compensation practices of comparable peer mining companies to ensure our compensation approach is competitive within the marketplace. The Company also receives benchmark market data from industry surveys, annual information filings, compensation forums and external compensation consultants. The Company implemented changes to the compensation arrangements for its officers and directors effective January 1, 2021 based on these market information sources. These changes were as a result of a comprehensive market analysis conducted by the Company, which focused on reviewing annual filing data from our peer group of companies. The analysis focused on competitive compensation practices within the mining industry and in our peer group, with the sole focus of ensuring market competitiveness.

In November 2021, the Company engaged Lane Caputo Compensation Inc. for a fee of C$40,000 to provide executive and board compensation information for 2022.

The Company’s general executive compensation philosophy is to pay its executive officers “base” compensation in the form of salaries that are competitive in the marketplace of other publicly-traded mining companies. In addition, the Company endeavours to provide executives with the opportunity to earn above average “total” compensation through the potential attainment of annual incentive bonuses and through the Company’s equity incentive plan.

Individual executive compensation consists of: base salary, annual incentive bonus, long-term equity award grants; benefits and perquisites. Each component of our executive compensation program has a specific role with respect to supporting the goals of the Company’s executive compensation program and is structured to reinforce specific job and organizational requirements. Compensation guidelines with respect to these components are established for particular positions based on job responsibilities and within the context of the Company’s overall executive compensation program.

Specific compensation recommendations are made to the Board of Directors by the Compensation Committee after discussion amongst the members of the Compensation Committee. Each component of compensation and the decisions of the Compensation Committee about each component have an impact on the Committee’s decisions regarding other compensation components. For example, if a Named Executive Officer far exceeded his or her individual goals and objectives, this may affect the amount of compensation paid and/or equity awards granted. All of the compensation components together are intended to meet the Company’s compensation objectives, which are intended to allow the Company to attract, retain and inspire qualified and experienced executives who are motivated to achieve the Company’s business plans, strategies and goals on an annual and long-term basis, in order to increase shareholder value.

Among other factors, in designing the Company’s compensation program, setting objectives and making incentive awards, the Board and the Compensation Committee carefully consider potential risks associated with the Company’s compensation practices and policies. A number of business risks were mapped to decision-makers and compensation programs, including:

•	Achievement of annual production and cost targets in balance with long-term development requirements at the Company’s operations;

•	Not exceeding targets for cash costs per payable silver equivalent ounce of production on a consolidated basis and on a per operating unit basis;

•	Achievement of increased reserves and resources;

•	Achieving safety results; and

•	Meeting environmental requirements.

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The Board did not identify any compensation practices or policies that are reasonably likely to have a material adverse effect on the Company. The Board of Directors, on the advice of the Compensation Committee, has determined to structure certain compensation arrangements to the specific circumstances of its senior management. The Board of Directors has accordingly determined that compensation paid to Mr. Neumeyer, who is resident outside of Canada, should be structured as a services arrangement. Please see “Summary Compensation Table” and “Services Agreement – Keith Neumeyer”.

The Company has adopted a policy that prohibits officers, directors and employees from purchasing or selling financial instruments that are designed to hedge or offset a decrease in the market value of any equity securities held by such officers, directors and employees, including equity securities granted as compensation.

The Company’s Say-on-Pay Policy is an important element in the Company’s process for continuous review of executive compensation. See “Business of the Meeting – Say-on-Pay Vote” for more information.

Base Salary

A Named Executive Officer’s base salary is intended to compensate the Named Executive Officer for performing their job responsibilities. Individual salary adjustments take into account annual performance contributions and overall business performance in connection with the executive’s responsibilities. The base salaries for the Named Executive Officers are set out in their respective employment or service agreements, the terms of which are described below. The base salary of each Named Executive Officer is determined by the Board of Directors based on recommendations from the Compensation Committee of the executive’s sustained performance and consideration of competitive market compensation levels. In making its recommendations to the Board of Directors, the Compensation Committee also considers the particular skills and experience of the individual as well as a consideration of the Company’s immediate cash requirements with a view to providing competitive salaries without sacrificing opportunity for growth or placing undue reliance on variable compensation. A final determination on executive compensation, including salary, is made by the Board of Directors in its sole discretion based on the recommendations of the Compensation Committee and its knowledge of the industry and geographic markets in which the Company operates. While the CEO is requested to provide to the Compensation Committee his recommendation on the Named Executive Officers’ base annual salary, the Board makes the final determination on the base annual base salary of the Named Executive Officers. The CEO does not make a recommendation with respect to his own compensation. The Compensation Committee does not use any type of quantitative formula to determine the base salary level of any of the Named Executive Officers.

The Company has entered into an employment or service agreement with each of its Named Executive Officers. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive during the term of employment or service, the compensation and benefits to be provided by the Company in exchange for the executive’s services, the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment not preceded by a change in control of the Company, and the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment that is preceded by a change if control of the Company. The Committee believes that such agreements benefit the Company by clarifying the terms of employment and ensuring the Company is protected by non-compete and non-disclosure provisions.

Following are the significant terms of each of the Named Executive Officers’ employment and services agreements, including David Soares who became Chief Financial Officer of the Company effective March 28, 2022, replacing Raymond Polman who retired on December 31, 2021:

Services Agreement – Keith Neumeyer

The Company’s subsidiary, FMS Trading AG, entered into a Services Agreement effective December 8, 2011 (as subsequently amended) with Mr. Neumeyer which amended agreement replaces all other previous employment and service agreements with Mr. Neumeyer. Pursuant to the Services Agreement, Mr. Neumeyer is engaged as President and CEO for an unspecified term at a current fee of $1,260,000 per annum plus benefits and the granting of stock options, RSU’s, PSU’s and the awarding of annual bonuses which will be determined at the absolute discretion of the Board of Directors. For the year ended December 31, 2021, a bonus of $1,514,700 was

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paid. The Services Agreement may be terminated by the Company, without cause, by payment of twelve months’ base payment plus benefits. This amount increases by two months for each additional year of engagement from 2003. The Services Agreement may be terminated by Mr. Neumeyer with 90 days’ written notice. In the event of a change of control, the Company may terminate the Services Agreement without cause, or Mr. Neumeyer shall have 60 days after the change of control is effective to elect to terminate the agreement, and upon such termination the Company is required to make severance payments to Mr. Neumeyer totalling 12 months’ base payments plus benefits set out as follows:

(i)	A market compensation review shall be conducted by an independent human resources consultant for President and CEO positions of peer organizations that meet the following selection criteria:

•	production stage mining companies similar in size to the peer group with operations in international locations;

•	mining organizations with similar annual revenues to the peer group’s most recent annual revenues; and

•	mining organizations with market capitalization levels similar to the peer group.

(ii)	The twelve months’ base payments shall be determined as 75% of the median percentile of President and CEO positions.

This termination payment to Mr. Neumeyer shall increase by two months for each additional year of service from September 26, 2003.

Employment Agreement – Steven Holmes

The Company and Mr. Holmes entered into an Employment Agreement effective February 3, 2020, and subsequently amended on April 30, 2021, pursuant to which Mr. Holmes is employed as Chief Operating Officer for an unspecified term at a current salary of $583,000 per annum plus benefits and the granting of stock options, RSU’s, PSU’s and the awarding of annual bonuses to be determined at the absolute discretion of the President, CEO and the Board of Directors. For the year ended December 31, 2021, a bonus of $604,828 was paid. The Employment Agreement may be terminated by Mr. Holmes with 60 days’ written notice or by the Company, at any time, without cause, by payment of twelve months’ base salary plus benefits. In the event of a change of control and termination, the Company is required to make severance payments to Mr. Holmes totalling twenty four (24) months’ base salary and annual incentive plan bonus. If Mr. Holmes has not received an annual incentive plan bonus in the immediately preceding three (3) years, the bonus component of the severance payment shall be determined by multiplying by two (2), the amount of Mr. Holmes’s most recent annual target bonus, as set out in the Company’s short-term incentive plan.

Employment Agreement – Raymond Polman

The Company and Mr. Polman entered into an Employment Agreement effective February 1, 2007 and subsequently amended (most recently on January 1, 2019), pursuant to which Mr. Polman was employed as Chief Financial Officer for an unspecified term at a salary of C$500,000 per annum plus benefits and the granting of stock options, RSU’s, PSU’s and the awarding of annual bonuses to be determined at the absolute discretion of the President, CEO and the Board of Directors. For the year ended December 31, 2021, a bonus of C$478,125 was paid. Mr. Polman retired as the Chief Financial Officer of the Company on December 31, 2021.

Employment Agreement – Ramon Mendoza

The Company and Mr. Mendoza entered into an Employment Agreement effective April 3, 2014 and subsequently amended (most recently on January 1, 2020), pursuant to which Mr. Mendoza was employed as Vice President Technical Services for an unspecified term at a salary of C$416,955 per annum plus benefits and the granting of stock options, RSU’s, PSU’s and the awarding of annual bonuses to be determined at the absolute discretion of the President & CEO. For the year ended December 31, 2021, a bonus of C$292,186 was paid. The Employment Agreement may be terminated by Mr. Mendoza with one months’ written notice or by the Company, at any time, without cause, by provision to the employee of a maximum of one month’s notice of termination, or basic pay in lieu of notice, or income continuance, subject to the employee’s duty to mitigate which shall be at the absolute

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discretion of First Majestic, and the employee has no further claim to any other form of severance whatsoever. In the event of a change of control and termination, the Company is required to make severance payments to Mr. Mendoza totalling six (6) months’ base salary. While included in the Named Executive Officers for the Company, Mr. Mendoza is not an officer of the Company and as such, his compensation and bonus awards are not determined by the Compensation Committee, but solely by the CEO. In determining bonus awards for Mr. Mendoza, the CEO utilizes a different set of metrics, one that is consistent with all other Vice-Presidents of the Company and aligned with corporate objectives of the Company.

Employment Agreement – Persio Rosario

The Company and Mr. Rosario entered into an Employment Agreement dated January 5, 2021, pursuant to which Mr. Rosario is employed as VP Processing, Metallurgy and Innovation for an unspecified term at current salary of C$376,200 per annum plus benefits and the granting of stock options, RSU’s, PSU’s and the awarding of annual bonuses to be determined at the absolute discretion of the President & CEO. For the year ended December 31, 2021, a bonus of C$263,268 was paid. The Employment Agreement may be terminated by Mr. Rosario with sixty (60) days’ written notice or by the Company, at any time, without cause, by provision to the employee of a maximum of one (1) month’s notice of termination, or basic pay in lieu of notice, or income continuance, subject to the employee’s duty to mitigate which shall be at the absolute discretion of First Majestic, and the employee has no further claim to any other form of severance whatsoever. In the event of a change of control and termination, the Company is required to make severance payments to Mr. Rosario totalling twenty four (24) months’ base salary and annual incentive plan bonus. If Mr. Rosario has not received an annual incentive plan bonus in the immediately preceding three (3) years, the bonus component of the severance payment shall be determined by multiplying by two (2), the amount of Mr. Rosario’s most recent annual target bonus, as set out in the Company’s short-term incentive plan. While included in the Named Executive Officers for the Company, Mr. Rosario is not an officer of the Company and as such, his compensation and bonus awards are not determined by the Compensation Committee, but solely by the CEO. In determining bonus awards for Mr. Rosario, the CEO utilizes a different set of metrics, one that is consistent with all other Vice-Presidents of the Company and aligned with corporate objectives of the Company.

Employment Agreement – David Soares

The Company and Mr. Soares entered into an Employment Agreement effective March 28, 2022 pursuant to which Mr. Soares is employed as Chief Financial Officer for an unspecified term at current salary of C$700,000 per annum plus benefits and the granting of stock options, RSU’s, PSU’s and the awarding of annual bonuses to be determined at the absolute discretion of the President & CEO. The Employment Agreement may be terminated by Mr. Soares with sixty (60) days’ written notice or by the Company, at any time, without cause, by provision to the employee of an amount of notice of termination, or salary in lieu of notice, or salary continuance, subject to the employee’s duty to mitigate which shall be at the absolute discretion of First Majestic, and the employee has no further claim to any other form of severance whatsoever. In the event of a change of control and termination, the Company is required to make severance payments to Mr. Soares totalling twenty-four (24) months’ base salary and average annual incentive plan bonus received by Mr. Soares in the immediately preceding three (3) calendar years, multiplied by two (2). If Mr. Soares has not received an annual incentive plan bonus in the immediately preceding three (3) years, the bonus component of the severance payment shall be determined by multiplying by two (2), the amount of Mr. Soares’ most recent annual target bonus, as set out in the Company’s short-term incentive plan.

Performance-Based Bonus Payments

Named Executive Officers may receive performance-based bonus payments. In granting these bonus payments, the Board considers factors such as the Named Executive Officer’s performance and contributions. In determining the bonus amounts, the Board of Directors sets targets, based on the Company’s annual budget and operating plan, for operational performance, financial performance and achieving safety and environmental goals to guide the calculation of the bonus. The Board of Directors also considers accomplishments by the Named Executive Officers which enhance the Company and shareholder value. The target annual bonus payment to the CEO is 150% of salary and the target annual bonus payment to the COO and the CFO is 125% of salary. The target annual bonus payment to the VP Technical Services and VP Processing, Metallurgy and Innovation is 100% of

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salary. The Board in its sole and absolute discretion may decide not to pay performance bonuses where the Board believes that it is not prudent to pay bonuses as a result of adverse economic conditions or financial conditions of the Company. For the year ending December 31, 2021, a total of $2,944,324 performance-based bonuses were paid to the Named Executive Officers. See “Information Respecting the Company – Executive Compensation – Summary Compensation Table” for information on the actual annual incentive bonus paid to each of the Named Executive Officers for the most recently-completed financial year.

Share-Based and Option-Based Awards

The share-based and stock option component of the Named Executive Officers’ compensation are intended to advance the interests of the Company by encouraging the Named Executive Officers to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company. Grants under the Long-Term Incentive Plan are intended to provide long-term awards linked directly to the market value performance of the Company’s shares, thereby aligning the short-term performance goals of the Named Executive Officers that are based on operational and financial results with the long-term increase in shareholder value that results from the achievement of the short-term performance goals. The Compensation Committee reviews management’s recommendations and recommends to the Board of Directors the granting of stock options, RSU’s and PSU’s to the Named Executive Officers of the Company and its subsidiaries. Stock options, RSU’s, PSU’s are granted according to the specific level of responsibility of the particular executive and the number of options, RSU’s, PSU’s for each level of responsibility is determined by the Compensation Committee. The Company’s 2019 Long-Term Incentive Plan provided for the grants of Options, RSU’s, PSU’s and DSU’s. DSUs are only issuable to directors. The number of outstanding options, RSU’s, PSU’s and previous grants is also considered by the Compensation Committee when determining the number of options, RSU’s and PSU’s to be granted in any particular year due to the limited number of options, RSU’s and PSU’s which are available for grant under the Long-Term Incentive Plan to be placed before the Meeting for approval. A copy of the of the 2022 Long-Term Incentive Plan is included in Appendix “B”.

Benefits and Perquisites

The primary purpose of providing benefits and perquisites to the Company’s executives is to attract and retain key talent. The Company intends that the type and value of benefits and perquisites offered are to be competitive to overall market practices. Details of the benefits and perquisites provided to the Named Executive Officers are disclosed in the “All Other Compensation” column of the Summary Compensation Table set forth in this Information Circular. The primary benefits for the Company’s executives include participation in the Company’s health and dental coverage, fitness benefits, tax consultant services, various company-paid insurance plans, including disability and life insurance, paid time off and paid holidays. In April 2022, the Company implemented a Group Registered Retirement Savings Plan (RRSP) and Supplemental Executive Retirement Plan (SERP) for its executives. In general, the Company will provide a specific perquisite only when the perquisite provides competitive value and promotes retention of executives, or when the perquisite provides shareholder value by increasing the efficiency of its executives, or their effectiveness in achieving their individual and corporate goals. The limited perquisites the Company provides its executives include parking and an annual executive medical examination.

Executive Share Ownership Requirement

The Company has a minimum share ownership requirement for Officers and Vice Presidents. Officers who hold a minimum of 30,000 shares prior to November 29, 2018 are deemed to have met the criteria. An Officer who is appointed after November 29, 2018 and before January 1, 2021 and has acquired shares totalling at least 30% of such Officer’s base annual salary is deemed to have met the criteria. An Officer who is appointed after January 1, 2021 or who has not previously met the criteria, is required, within five years of the date of commencement of such Officer’s tenure, to hold shares totalling at least 250% of annual base salary for the CEO, 200% of annual base salary for the COO and CFO, and 100% of annual base salary for all other Officers. For purposes of such determination an Officer will receive credits for unvested share-based awards.

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As of April 1, 2022, all Officers of the Company, except David Soares who became an Officer on March 28, 2022 comply with these share ownership requirements. David Soares has five years from his date of appointment to comply with the share ownership guidelines described herein.

All Vice Presidents, within five years of becoming a Vice President, are required to hold equity equivalent to 100% of their annual base salary. For purposes of such determination, a Vice President will receive credits for unvested share-based awards.

As of April 1, 2022, all Vice Presidents of the Company comply with these share ownership requirements.

Incentive Compensation Clawback Policy

As a measure of accountability and to ensure that incentive compensation paid by the Company is based on accurate financial data, the Board may require reimbursement or forfeiture of any overpayment received by an officer, director or employee in the event that there is a restatement or correction to the Company’s financial statements and the Board determines that a lower amount of compensation would have been paid based on the restated financial results such that the individual received an excess amount of compensation. In determining whether to require reimbursement or forfeiture of the overpayment, the Board may take into account a variety of considerations and recovery may be made regardless of any wrong-doing that gave rise to the restatement or correction.

Retirement Policy

The Company does not currently have a retirement policy for its executive officers.

Review / Modifications

The Company’s executive compensation program is reviewed and considered at least annually by the Compensation Committee to determine if the objectives of the executive compensation program are being achieved and whether any modifications to that program are required. This includes a review of base salaries payable, potential bonuses payable and entitlement and participation in equity related incentive plans for all executive officers. It also includes a review of the metrics used to assess performance, the targets established with respect to those performance metrics, whether previously established targets have been achieved and to what degree, and whether the performance metrics and targets are still appropriate in light of the then current industry, stock market and general economic conditions. The Compensation Committee considers the establishment of new performance metrics and related targets to be used to assess executive officer performance and determine executive officer compensation on a go-forward basis. In completing this review, the Compensation Committee considers the recommendations of management and the CEO. Upon completion of that review, the Compensation Committee in turn makes its recommendations with respect to the Company’s executive compensation program to the full Board of Directors. The Board of Directors then reviews and approves the executive compensation program, including the individual components thereof, subject to any modifications it deems necessary.

The Compensation Committee is comprised of three independent directors. The current members of the Compensation Committee are Ana Lopez, Thomas Fudge, Jr. and Jean des Rivières. The Board believes that the Compensation Committee has the knowledge, experience and background required to fulfill its mandate. All of the members of the Compensation Committee have direct experience in both public and private sector executive compensation. The Compensation Committee is responsible for recommending levels of executive compensation that are in order to attract, retain and inspire executives.

The Company reviews the compensation practices of comparable mining companies to ensure our compensation approach is competitive within the marketplace, in which we operate. The Company also receives benchmark market data from industry surveys and compensation consultants. The Company retained Lane Caputo Compensation Inc, as its compensation consultant for 2022. In the fiscal year ended December 31, 2021, the

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Company implemented changes to the compensation arrangements for its officers and directors effective January 1, 2021 based on its research, market data obtained from salary surveys and information circular filings of our peer group companies. The Company conducted an extensive review of compensation practices in place within our peer group companies and this information was the basis for changes implemented in 2021.

The peer group consisted of:

Agnico Eagle Mines Ltd.	Hudbay Minerals Inc.
Alamos Gold Inc.	IAMGOLD Corporation
Barrick Gold Corporation	Kinross Gold Corporation
B2 Gold Corp.	Lundin Gold Inc.
Centerra Gold Inc.	Pan American Silver Corp.
Coeur Mining Inc.	Pretium Resources Inc.
Eldorado Gold Corp.	SSR Mining Inc.
Endeavour Silver Corp.	Teck Resources Limited
Hecla Mining Company	Yamana Gold Inc.

The selection criteria used in selecting the peer group consisted of:

•	Market capitalization

•	Annual revenues

•	Number of mining operations

•	International operations

•	Head office location (Canada or United States)

•	Employee population

The Company engaged Lane Caputo Compensation Inc. in November 2021 to provide specific advice on executive and director compensation matters for 2022. This advice has consisted of:

•	the provision of general market observations with respect to market trends and issues, and

•	benchmarking the Company’s compensation practices against a group of peer companies reflecting the Company’s current size and stage of development.

Decisions made by the Company with respect to the compensation of its officers and directors, however, are its own responsibility and may reflect factors and considerations other than the information provided to the Company by Lane Caputo Compensation Inc.

Executive Compensation-Related Fees

During the year ended December 31, 2021, the Company did not incur any fees related to the compensation review for the Company’s directors, executive officers and employees.

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Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return for C$100 invested in common shares of the Company on January 1, 2017 against the cumulative total shareholder return of the S&P/TSX Composite Index for five years through December 31, 2021, assuming reinvestment of all dividends. The graph also depicts total annual compensation for the Named Executive Officers in each particular year from 2017 to 2021 for comparative purposes. The performance graph shows a general trend that compensation paid to the Company’s executives correlates to the Company’s total shareholder return.

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Part Five

Summary Compensation Table

The following table sets forth compensation information for the fiscal year ended December 31, 2021 for the (a) President and Chief Executive Officer of the Company; (b) the Chief Operating Officer of the Company; (c) the Former Chief Financial Officer of the Company (d) the Vice President Technical Services; and (e) the Vice President Processing, Metallurgy and Innovation, who are collectively the “Named Executive Officers” for the purposes of this Information Circular.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards ($)(4)	Option- based awards ($)(5)	Annual incentive plans(6)	Long-term incentive plans	Pension value ($)	All other compensation ($)		Total compensation ($)
Keith Neumeyer President and CEO(1)	2021	$1,200,000	$1,744,620	$957,359	$1,514,700	Nil	Nil	$32,903	(7)	$5,449,582
	2020	$950,000	$546,727	$867,180	$930,166	Nil	Nil	$41,703	(7)	$3,335,776
	2019	$950,000	$930,309	$489,259	$993,950	Nil	Nil	$185,690	(7)	$3,549,208
Steven Holmes, COO(2)	2021	$533,000	$601,076	$315,036	$604,828	Nil	Nil	$107,602	(8)	$2,161,542
	2020	$355,382	$233,499	$1,011,914	$297,267	Nil	Nil	$48,199	(8)	$1,946,261
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A		N/A
Raymond Polman Former CFO(3)	2021	$399,000	$419,799	$501,193	$381,544	Nil	Nil	$52,242	(9)	$1,753,778
	2020	$335,745	$356,561	$502,445	$262,988	Nil	Nil	$3,071	(9)	$1,460,810
	2019	$339,165	$601,101	$312,348	$283,885	Nil	Nil	$49,025	(9)	$1,585,524
Ramon Mendoza VP Technical Services(3)	2021	$316,870	$267,145	$178,998	$233,164	Nil	Nil	$112,929	(10)	$1,109,106
	2020	$266,093	$180,967	$218,775	$73,447	Nil	Nil	$72,658	(10)	$811,940
	2019	$237,416	Nil	$297,011	$91,680	Nil	Nil	$51,340	(10)	$677,447
Persio Rosario VP Processing, Metallurgy & Innovation(3)	2021	$285,254	$253,515	$869,485	$210,088	Nil	Nil	$43,039	(11)	$1,661,381
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A		N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A		N/A

(1)	Amounts paid as salary to Mr. Neumeyer are paid in Swiss Francs and are reflected here based on the average rates of $1.00 equaling CHF 0.9157 in 2021, CHF 0.9404 in 2020 and CHF 0.9948 in 2019.

(2)	Amounts paid as salary to Mr. Holmes are paid in US$.

(3)

Amounts paid as salary to Mr. Polman, Mr. Mendoza and Mr. Rosario are paid in Canadian dollars and are reflected here based on the average rates of $1.00 equaling C$1.2531 in 2021, $1.00 equaling C$1.3403 in 2020 and $1.00 equaling C$1.3269 in 2019. Mr. Polman retired as the Chief Financial Officer of the Company on December 31, 2021.

(4)

Share-based awards are calculated in Canadian dollars and are reflected here based on the average rates of $1.00 equaling C$1.2531 in 2021, $1.00 equalling C$1.3403 in 2020 and $1.00 equaling C$1.3269 in 2019. The value of the share-based awards was calculated using the share price on the grant date.

(5)

Option-based awards are calculated in Canadian dollars and are reflected here based on the average rates of $1.00 equalling $1.2531 in 2021, $1.00 equalling C$1.3403 in 2020 and $1.00 equaling C$1.3269 in 2019.

The value of the option-based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

Year	Weighted average fair value at grant date		Expected dividend yield	Average risk-free interest rate	Expected life	Expected volatility
2021	C$	9.16	0.21%	0.98%	5.93	49.0%
2020	C$	6.28	—	1.37%	5.92	49.0%
2019	C$	4.16	—	2.24%	5.88	52.0%

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This was the calculation under International Financing Reporting Standards (IFRS 2) Share Based Payment as the Black-Scholes Option Pricing Model is an industry-accepted model for valuing share-based grants.

(6)

Non-equity annual incentive plan payments to Mr. Neumeyer are paid in Swiss Francs and Mr. Holmes are paid in US dollars while Mr. Polman, Mr. Mendoza and Mr. Rosario are paid in Canadian dollars and reflected here based on the average rate of $1.00 equalingC$1.2531 in 2021, $1.00 equaling C$1.3403 in 2020 and $1.00 equaling C$1.3269 in 2019.

(7)	Represents the cost of insurance premiums paid or payable by the Company for personal insurance, medical expenses, parking, apartment compensation and an annual fishing trip for Mr. Neumeyer.

(8)

Represents the cost of insurance premiums paid or payable by the Company for personal insurance, medical expenses, automobile, an annual fishing trip, vacations paid, fitness benefit and tax consultancy services for Mr. Holmes during the year ended December 31, 2021.

(9)	Represents the cost of parking, an annual fishing trip, vacations paid, fitness benefit, extended medical benefit and tax consultant services for Mr. Polman.

(10)	Represents the cost of parking and a bonus as acting and transition of COO role, vacations paid and an annual fishing trip for Mr. Mendoza during the year ended December 31, 2021.

(11)	Represents the cost of parking, signing bonus, an annual fishing trip, extended medical benefits and tax consultancy services for Mr. Rosario during the year ended December 31, 2021.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the outstanding share-based awards and option-based awards granted to the Named Executive Officers during the most recently completed financial year:

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(3)	Market or payout value of vested share- based awards not paid out or distributed ($)

Keith Neumeyer, President and CEO	64,000 64,000	13.47 17.14	04-Jan-31 14-Jun-31	Nil Nil	128,000	1,420,597	Nil

Steven Holmes, COO	22,000 22,000	13.47 17.14	04-Jan-31 14-Jun-31	Nil Nil	44,100	489,440	Nil

Raymond Polman, Former CFO	35,000 35,000	13.47 17.14	04-Jan-31 14-Jun-31	Nil Nil	30,800	341,831	Nil

Ramon Mendoza, VP Technical Services	12,500 12,500	13.47 17.14	04-Jan-31 14-Jun-31	Nil Nil	19,600	217,529	Nil

Persio Rosario, VP Processing, Metallurgy and Innovation	100,000 19,000	16.25 11.86	05-Apr-31 20-Aug-31	Nil Nil	18,600	206,431	Nil

(1)	The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7888, being the exchange rate quoted by the Bank of Canada on December 31, 2021.

(2)

This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the year based on the per share price at December 31, 2021 as reported by the TSX of C$14.07 or $11.10.

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(3)	This amount is the aggregate dollar amount of market value of share-based awards that have not vested using the year-end share price as reported by the TSX of C$14.07 or $11.10.

Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently-completed financial year by each Named Executive Officer:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year(3) ($)

Keith Neumeyer, President and CEO	580,273	80,556	1,514,700

Steven Holmes, COO	525,538	42,333	604,828

Raymond Polman, Former CFO	603,669	61,645	381,544

Ramon Mendoza, VP Technical Services	523,960	38,179	233,164

Persio Rosario, VP Processing, Metallurgy and Innovation	Nil	Nil	210,088

(1)

This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. It was computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. All option-based awards are made in Canadian dollars. The value vested or earned during the year have been translated at December 31, 2021 exchange rate of $0.7888.

(2)

This amount is based on the aggregate dollar value realized. It was computed using the dollar value realized by multiplying the share price on the exercise date by the vested number of share-based awards. All share-based awards are made in Canadian dollars. The value vested or earned during the year have been translated at the December 31, 2021 exchange rate of $0.7888.

(3)

All non-equity incentive plan compensation is paid in Canadian dollars, except for the CEO and COO who are paid in US dollars. The value earned during the year has been translated at average exchange rate of $0.7980 for 2021.

During the most recently-completed financial year, an aggregate of 384,000 options and 19,567 RSU’s held by Named Executive Officers vested under the Long-Term Incentive Plan, an aggregate of 800,000 options were exercised and an aggregate of 19,566 RSU’s were settled by Named Executive Officers.

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Option-Based Awards and Share-Based Awards – Outstanding at Year End

The following table sets forth for each Named Executive Officer, the number of options and share-based awards that were outstanding as at December 31, 2021 and includes the exercise price, expiration date and the value of such options and share-based awards as at December 31, 2021.

	Option-based awards						Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)		Option expiration date	Value of unexercised in-the money options (2) ($)		Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested(3) ($)	Market or payout Value of vested share- based awards not paid out or distributed ($)
Keith Neumeyer, President and CEO	150,000 150,000 120,000 50,000 64,000 64,000	$ $ $ $ $ $	7.11 6.45 12.57 7.12 13.47 17.14	2-Jan-28 2-Jan-29 2-Jan-30 31-Mar-30 4-Jan-31 14-Jun-31	$ $ $	598,699 696,905 Nil 198,778 Nil Nil	166,334	$1,846,044	Nil
Total	598,000					$1,494,382	166,334	$1,846,044	Nil
Steven Holmes COO	200,000 25,000 22,000 22,000	$ $ $ $	10.52 7.12 13.47 17.14	3-Feb-30 31-Mar-30 4-Jan-31 14-Jun-31	$ $	115,165 99,389 Nil Nil	64,100	$711,408	Nil
Total	269,000					$214,554	64,100	$711,408	Nil
Raymond Polman, Former CFO	50,000 100,000 70,000 35,000 35,000 35,000	$ $ $ $ $ $	7.11 6.45 12.57 7.12 13.47 17.14	2-Jan-28 2-Jan-29 2-Jan-30 31-Mar-30 4-Jan-31 14-Jun-31	$ $ $	199,566 464,603 Nil 139,144 Nil Nil	55,800	$619,292	Nil
Total	325,000					$803,313	55,800	$619,292	Nil
Ramon Mendoza VP Technical Services	25,000 25,000 25,000 25,000 12,500 12,500	$ $ $ $ $ $	6.45 6.23 12.57 7.12 13.47 17.14	2-Jan-29 21-May-29 2-Jan-30 31-Mar-30 4-Jan-31 14-Jun-31	$ $ $	116,151 121,672 Nil 99,389 Nil Nil	31,926	$354,328	Nil
Total	125,000					$337,212	31,926	$354,328	Nil
Persio Rosario, VP Processing, Metallurgy and Innovation	100,000 19,000	$ $	16.25 11.86	5-Apr-31 20-Aug-31		Nil Nil	18,600	$206,431	Nil
Total	119,000					Nil	18,600	$206,431	Nil

(1)	The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7888, being the exchange rate quoted by the Bank of Canada on December 31, 2021.

(2)

This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the 2021 financial year using the per share price at December 31, 2021 as reported by the TSX of C$14.07 or $11.10.

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(3)	This amount is the aggregate dollar amount of market value of share-based awards that have not vested, using the December 31, 2021 share price as reported by the TSX of C$14.07 or $11.10.

Termination and Change of Control Benefits

Each of the Named Executive Officers have termination and change of control benefits provided for in their respective employment or services agreements. The terms of each of the Named Executive Officers’ employment and services agreements is contained in this Information Circular under the heading “Statement of Executive Compensation – Compensation Discussion and Analysis”.

The following table sets out the maximum amount the Company could be obligated to pay in the event that a Named Executive Officer was terminated without cause as of December 31, 2021. The Company would also be obligated to pay the Named Executive Officer’s actual accrued base salary and expenses up to the date of termination and continue the Named Executive Officer’s health benefits and option entitlements for the period set out in their respective employment or services agreements.

Name	Base salary during period	Bonus during period	Vacation pay during period	Total gross payment
Keith Neumeyer, President and CEO(1)	$4,655,342	Nil	$264,566	$4,919,908
Steven Holmes, COO(2)	$1,166,000	$1,457,500	$48,582	$2,672,082
Raymond Polman, Former CFO(3)(6)	Nil	Nil	Nil	Nil
Ramon Mendoza, VP Technical Services(4)(6)	$164,447	Nil	$25,925	$190,372
Persio Rosario, VP Processing, Metallurgy and Innovation(5)(6)	$593,493	$593,493	$7,952	$1,194,938

(1)

On a termination without cause or following a change of control, Mr. Neumeyer’s services agreement provides that he will be entitled to payment of 12 months’ base salary plus benefits. This amount will increase by two months for each additional year of employment from September 26, 2003 and is subject to a market compensation review.

(2)

On a termination without cause or following a change of control, Mr. Holmes’ employment agreement provides that he will be entitled to payment of 24 months’ base salary and annual incentive plan bonus, plus benefits.

(3)	On December 31, 2021 Mr. Polman retired as Chief Financial Officer and all accrued vacation was fully paid.

(4)	On a termination without cause or following a change of control, Mr. Mendoza’s employment agreement provides that he will be entitled to payment of 6 months’ base salary plus benefits.

(5)

On a termination without cause or following a change of control, Mr. Rosario’s employment agreement provides that he will be entitled to payment of 24 months’ base salary and annual incentive plan bonus, plus benefits.

(6)	Amounts due to Mr. Mendoza and Mr. Rosario are converted to U.S. dollars at the exchange rate of C$1.00 = $0.7888, being the exchange rate quoted by the Bank of Canada on December 31, 2021.

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Part Six

Normal Course Issuer Bid

In March 2013, the board of directors approved a share repurchase program (the “Share Repurchase”) pursuant to a normal course issuer bid in the open market through the facilities of the TSX or alternative Canadian market places over the ensuing 12 months. The Share Repurchase was renewed in March of each year from 2014 to 2022. Pursuant to the renewed Share Repurchase, the Company may repurchase up to 10,000,000 common shares of the Company, which represent approximately 3.8% of the 260,181,674 issued and outstanding shares of the Company as of March 9, 2022. The Company did not repurchase any common shares for cancellation under its prior normal course issuer bid which commenced on March 22, 2021 and expired on March 21, 2022. The security holders may obtain a copy of the notice of the normal course issuer bid, without charge, by contacting the Corporate Secretary of the Company toll-free, at 1-866-529-2807.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as of December 31, 2021, the information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights(1) (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	6,314,448	$10.77	14,489,605
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Totals	6,314,448	$10.77	14,489,605

(1)	The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7888 being the exchange rate quoted by the Bank of Canada on December 31, 2021.

A detailed description of the Company’s Long-Term Incentive Plan is set out in Appendix “B”.

Indebtedness of Directors and Senior Officers to the Company

No Director, Officer or Vice-President of the Company or any associate or affiliate of any such Director, Officer or Vice-President is or has been indebted to the Company or any of its subsidiaries at any time during the Company’s recently-completed financial year; however, a loan to Steven Holmes was made on January 7, 2021 in the amount of US$80,000. The loan to Mr. Holmes relates to a tax over-contribution made to the government of Mexico on behalf of Mr. Holmes by the Company. This over-contribution relates to work income he received from the Company and it resulted in Mr. Holmes paying taxes on the same income in both Mexico and the United States. This overpayment was a result of a Company error and the Company agreed to provide Mr. Holmes with a loan equal to the amount of the tax overpayment, until such time as it can be recouped from the Government of Mexico.

Interest of Informed Persons in Material Transactions

Other than as set forth in this Information Circular, none of the proposed Directors or persons who were Directors, Officers or Vice-Presidents of the Company or a subsidiary of the Company at any time during the Company’s recently-completed financial year, no person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the

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commencement of the Company’s most recently-completed financial year or in any proposed transaction, which has materially affected or would materially affect the Company.

Management Contracts

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and the Board of Directors of the Company.

Audit Committee

As required by National Instrument 52-110 – Audit Committees, information about the Company’s Audit Committee is provided in the Company’s most recent Annual Information Form (“AIF”) under “Directors and Officers”. The AIF may be obtained from the Company’s disclosure documents available on the Company’s website at www.firstmajestic.com or under the Company’s profile on SEDAR at www.sedar.com.

Additional Information

Financial information concerning the Company is also provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2021.

Shareholders may obtain a copy of the Company’s audited consolidated financial statements and management’s discussion and analysis upon request to the Company at Suite 1800 – 925 West Georgia Street, Vancouver, BC, V6C 3L2 or can view them on the Company’s website at www.firstmajestic.com.

Additional information relating to the Company can be found under the Company’s profile on SEDAR at www.sedar.com.

Approval of the Board of Directors

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board of Directors.

Certificate

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia the 20th day of April, 2022.

Keith Neumeyer,

President and Chief Executive Officer

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APPENDIX “A”

BOARD OF DIRECTORS’ MANDATE

(Adopted by the Board of Directors of First Majestic Silver Corp. (the “Company”) with immediate effect on

March 7, 2019 and amended on February 19, 2021 and August 19, 2021

INTRODUCTION

The board of directors (the “Board”) of the Company is responsible for the overall stewardship of the Company and its primary objective is to enhance and preserve long-term shareholder value. In pursuing this primary objective and in the performance of its functions, the Board should also take into account the legitimate interests of its other stakeholders, such as its employees and the communities and the environment in which it operates.

The Board is responsible for the management or supervising the management of the Company’s business and affairs. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”), sets the standards of conduct for the Company.

This mandate is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

COMPOSITION OF THE BOARD

1.

Each director must be qualified to serve as a director pursuant to, and meet the requirements of, the Business Corporations Act (British Columbia) (the “Act”), all applicable securities laws and the rules, instruments, policies, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces of Canada, and all stock exchanges on which the Company’s securities are listed, including without limitation the Toronto Stock Exchange and the New York Stock Exchange (collectively, “Applicable Laws”).

2.	A minimum of two-thirds of directors comprising the Board must qualify as “independent” as determined by Applicable Laws.

3.

Nominees for directors are approved by the Board and elected annually at the Company’s annual general meeting of shareholders. The Corporate Governance and Nominating Committee selects, reviews and recommends to the Board candidates for director nominees. In selecting, reviewing, and accepting candidates for nomination as directors, as applicable, the Board and the Corporate Governance and Nominating Committee must consider and evaluate the composition of the Board as a whole, including considering and making a determination as to the independence of each director nominee under Applicable Laws, and consider the existence and the impact of any Board Interlocks or Committee Interlocks on director independence and the functioning and independence of the Board as a whole. For the purposes of this Mandate, the term “Board Interlock” means when two or more directors of the Company sit together on the board (or equivalent) of another reporting issuer, and the term “Committee Interlock” means when a Board Interlock exists, and in addition, the relevant two or more directors also sit together on a board committee of the Company or the other reporting issuer.

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Appendix “A”

4.

No director of the Company may serve as a director (a “Directorship”) on a board (or equivalent) of more than five reporting issuers (excluding the Board) without the prior approval of the Board. In determining to recommend or accept, as applicable, a candidate for nomination as a director who holds more than five Directorships, the Board and the Corporate Governance and Nominating Committee must consider whether or not the number of Directorships a nominee holds will prevent such director from devoting sufficient time and resources to his or her duties as a member of the Board.

5.	The Company must disclose in its management information circular for each general meeting of shareholders at which directors are nominated for election to the Board, the following:

(a)	all Board Interlocks, Committee Interlocks and Directorships held by nominee directors;

(b)

the Board’s judgment as to whether any Board Interlocks or Committee Interlocks exist which could impact the independence of those directors or their ability to act in the best interests of the Company; and

(c)

if a director nominee holds more than five Directorships, the Board’s judgment as to whether or not such director can devote sufficient time and resources to his or her duties as a member of the Board.

6.

During the period between annual shareholder meetings, directors must advise the Corporate Governance and Nominating Committee of their intention to join or be nominated for election to the board (or equivalent) or any committee thereof of another reporting issuer.

ADMINISTRATION, DUTIES AND RESPONSIBILITIES

1.	Meetings of the Board

(a)	The Board will meet a minimum of four times per year and may also hold additional meetings as considered necessary.

(b)

Each director of the Company is expected to use all reasonable efforts to attend a minimum of 75% of all regularly scheduled Board and applicable committee meetings, except to the extent that any absence is due to medical or other valid reasons.

(c)	The members of the Board who are “independent” as determined by Applicable Laws may hold in camera sessions at each Board meeting.

2.	Managing the Affairs of the Board

The Board operates by delegating certain of its responsibilities and authority, including spending authorizations, to management, and by reserving certain powers to itself. Certain of the powers that the Board retains may be delegated to committees of the Board, pursuant to the policies, mandates, charters and terms of reference of such committees as approved by the Board.

The legal obligations of the Board are described below under the heading “General Legal Obligations of the Board of Directors”. Subject to these legal obligations and to the Articles of the Company, the Board retains the responsibility for managing its own affairs, including:

(a)

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Corporate Governance and Nominating Committee;

(b)	annually, following each annual general meeting of shareholders:

(i)	electing a Chair of the Board and appointing the President and CEO of the Company,

(ii)

on the recommendation of the CEO, appointing the senior officers of the Company, and (iii) appointing committees of the Board, including an Audit Committee, Corporate Governance and Nominating Committee, Compensation Committee, and any other standing committee the Board

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Appendix “A”

determines is necessary or advisable from time to time, and determining the composition of those committees, within the following parameters:

(A)	all members of committees of the Board must be “independent” as determined by Applicable Laws; and

(B)

directors who are also officers of the Company shall not participate in determining the composition of the Corporate Governance and Nominating Committee and no more than 1/3 of the members of that committee may be the CEO or President of another reporting issuer;

(c)	establishing from time to time, as determined necessary or advisable by the Board, special committees of the Board;

(d)	periodically setting and updating (from time to time as determined to be necessary by the Board) the policies, mandates, charters and terms of reference of the committees of the Board, as applicable;

(e)

determining and implementing an appropriate process for assessing the effectiveness of the Board, the Chair of the Board, each committee of the Board and each individual director in fulfilling their respective responsibilities;

(f)	periodically assessing the adequacy and form of director compensation;

(g)	assuming responsibility for the Company’s governance practices;

(h)	establishing new director orientation and ongoing director education processes;

(i)	ensuring that the independent directors meet regularly without executive directors and management present;

(j)	to the extent feasible, satisfying itself as to the integrity of the Board as a whole;

(k)	setting the terms of reference for the Board; and

(l)	appointing the secretary to the Board.

3.	Human Resource Matters

The Board has the responsibility to:

(a)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

(b)	appoint and discharge the CEO and plan CEO succession;

(c)	set terms of reference for the CEO;

(d)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

(e)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

(f)	set the CEO’s compensation including salary, incentives, benefits and pension plans and review and approve employment or consulting agreements, as applicable, between the Company and the CEO;

(g)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

(h)	approve decisions relating to senior management, including:

(i)	review senior management structure including such duties and responsibilities to be assigned to each of the officers of the Company;

(ii)	on the recommendation of the CEO, appoint and discharge the officers of the Company;

(iii)	review compensation plans for senior management including salary, incentives, benefit and pension plans; and

(iv)	employment contracts, termination and other special arrangements with executive officers;

(i)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

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Appendix “A”

(j)	approve certain matters relating to the Company’s employees in general, including:

(i)	the Company’s broad compensation strategy and philosophy; and

(ii)	new benefit programs or material changes to existing programs; and

(k)	ensure succession planning programs are in place, including programs to train and develop management.

4.	Strategy and Plans

The Board has the responsibility to:

(a)	adopt and periodically review a strategic planning process for the Company;

(b)	participate with management in the development of and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

(c)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(d)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

(e)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

(f)	approve material acquisitions and divestitures;

(g)	conduct periodic reviews of human, technological and capital resources required to implement the Company’s strategic plan;

(h)	conduct periodic reviews of the environmental and social, cultural or governmental constraints of the business of the Company; and

(i)	review regularly any recent developments that may affect the Company’s business and its strategic plan, and advise management on emerging trends and issues.

5.	Financial and Corporate Matters

The Board has the responsibility to:

(a)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

(b)	review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders;

(c)

ensure the Company’s public disclosure is disseminated on a timely and regular basis in accordance with Applicable Law, accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memoranda, prospectuses and registration statements;

(d)

ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

(e)	declare dividends if and when the Board deems it to be appropriate;

(f)

approve financings, issuances and repurchases of shares, issuances of debt securities, listings of shares and other securities, issuances of commercial paper, and related offering memoranda, prospectuses or registration statements; and recommend changes in the Company’s authorized share capital to shareholders for their approval;

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Appendix “A”

(g)	approve the incurrence of any material debt by the Company outside the ordinary course of business;

(h)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

(i)	recommend to the Company’s shareholders the appointment of external auditors and, if so authorized by the Company’s shareholders, approve auditors’ fees.

6.	Business and Risk Management

The Board has the responsibility to:

(a)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

(b)	evaluate and assess information provided by committees of the Board, management and others about principal risks of the Company’s business and the effectiveness of risk management systems in place;

(c)	approve any plans to hedge mineral sales; and

(d)	review the adequacy of security of information, information systems and recovery plans.

7.	Corporate Communications and Compliance Reporting

The Board has the responsibility to:

(a)	ensure the Company has in place effective communication processes with shareholders, management, employees and other stakeholders and financial, regulatory and other recipients;

(b)	ensure all communications with shareholders and information otherwise disseminated by the Company adheres to the requirements of the Company’s Disclosure Policy;

(c)	ensure the Board has measures in place to receive feedback from shareholders;

(d)	approve interaction with shareholders on all items requiring shareholder response or approval;

(e)	ensure timely reporting of any other developments that have a significant and material effect on the Company in accordance with Section 5(b)-(d) above, as applicable; and

(f)	report annually to the shareholders on the Board’s stewardship for the preceding year.

8.	Company Policies

The Board has the responsibility to:

(a)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

(b)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations; and

(c)	approve and periodically review the following:

(i)	the Company’s Code of Ethical Conduct;

(ii)	the Company’s Whistle Blower Policy;

(iii)	the Company’s Disclosure Policy; and

(iv)	the Company’s policies with respect to corporate social responsibility and environmental health and safety.

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Appendix “A”

GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

7.

The Board is responsible for the management of or supervising the management of the business and affairs of the Company and directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained.

8.	The Act requires that each director:

(a)	acts honestly and in good faith with a view to the best interests of the Company, including the duty:

(i)	to disclose conflicts of interest;

(ii)	not to appropriate or divert corporate opportunities;

(iii)	to maintain confidential information of the Company and not use such information for personal benefit; and

(iv)	to disclose information vital to the business of the Company in the possession of a director;

(b)	exercises the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

(c)	acts in accordance with the Act and the Company’s Articles.

ANNUAL PERFORMANCE EVALUATION

The Board, committees and each individual director will be regularly assessed regarding his, her, or its effectiveness and contribution. An assessment will consider (a) in the case of the Board or a board committee, its mandate or charter, and (b) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.

The Company will organize annual board performance evaluations which will involve individual director assessments.

EFFECTIVE DATE

This Mandate was approved and adopted by the Board on March 7, 2019, and amended on February 19, 2021 and August 19, 2021 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date.

GOVERNING LAW

This Mandate shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

A-6    First Majestic Silver Corp.

APPENDIX “B”

2022 LONG-TERM INCENTIVE PLAN

FIRST MAJESTIC SILVER CORP.

LONG-TERM INCENTIVE PLAN

ADOPTED

AS OF                     , 2022

Appendix “B”

2022 Management Information Circular    B-i

Appendix “B”

B-ii    First Majestic Silver Corp.

Appendix “B”

LONG-TERM INCENTIVE PLAN

1.	PURPOSE

The purpose of the Plan is to attract, retain and motivate persons of training, experience and leadership as Directors, Employees and Consultants of the Corporation and its subsidiaries, to advance the long-term interests of the Corporation by providing such persons with the opportunity and incentive, through equity-based compensation, to acquire an ownership interest in the Corporation, and to promote a greater alignment of interests between such persons and shareholders of the Corporation.

2.	DEFINITIONS AND INTERPRETATION

2.1	Definitions.

For purposes of the Plan, the following words and terms will have the following meanings:

“affiliate” means an “affiliate” determined in accordance with NI 45-106;

“associate” means an “associate” determined in accordance with NI 45-106;

“Award” means an Option, Performance Share Unit and/or Restricted Share Unit granted under the Plan (as applicable);

“Award Agreement” means an Option Award Agreement, a PSU Award Agreement and/or a RSU Award Agreement (as applicable);

“Blackout Period” means an interval of time during which (a) trading in securities of the Corporation is restricted in accordance with the policies of the Corporation; or (b) the Corporation has otherwise determined that one or more Participants may not trade in securities of the Corporation because they may be in possession of undisclosed material information (as defined under applicable securities laws);

“Board” means the board of directors of the Corporation or, if established and duly authorized to act, a committee of the board of directors of the Corporation;

“Canadian Employee Taxpayer” means a Participant (other than a Consultant) who is resident in Canada for the purposes of the Tax Act or is otherwise liable to pay tax under the Tax Act in respect of an Award;

“Change in Control” means and will be deemed to have occurred if one of the following events takes place:

(a)	the sale, transfer or other disposition of all or substantially all of the Corporation’s assets to any person other than an affiliate of the Corporation;

(b)

the Corporation completes a Corporate Transaction with another corporation at arm’s length to the Corporation and its affiliates, other than a Corporate Transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power (on a fully diluted basis) of the surviving or resulting entity outstanding immediately after such Corporate Transaction;

(c)

any Person or combination of Persons acting jointly or in concert acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the voting securities of the Corporation, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect; or

(d)

as a result of or in connection with a contested election of directors, the nominees named in the most recent management information circular of the Corporation for election to the Board will not constitute a majority of the Board;

“Consultant” means a person who provides management or consulting services to the Corporation or any subsidiary on an ongoing basis under contract, but who is not an Employee;

“Corporate Transaction” means a consolidation, merger, amalgamation, arrangement or other reorganization or business combination involving the Corporation;

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Appendix “B”

“Corporation” means First Majestic Silver Corp., or any corporate successor thereto;

“Director” means any individual holding the office of director of the Corporation or any subsidiary;

“Director Cause Event” means the removal of a Director as the result of:

(a)

ceasing to meet the qualifications set forth in subsection 124(2) of the Business Corporations Act (British Columbia), as amended, or such other qualifications required by the corporate laws in any other jurisdiction under which the Corporation is continued or amalgamated; or

(b)

a special resolution having been passed by the shareholders of the Corporation pursuant to subsection 128(3) of the Business Corporations Act (British Columbia), as amended, or an equivalent enactment pursuant to the corporate laws in any other jurisdiction under which the Corporation is continued or amalgamated; or

(c)	an order of the British Columbia Securities Commission, the Ontario Securities Commission, the TSX or any other regulatory body having jurisdiction to so order, or

(d)	his or her resignation, if he or she has been a Director for less than six months;

“Disability” means a mental or physical disability which permanently prevents a Participant who is a Director, Employee or Consultant from continuing as a Director, Employee or Consultant as the case may be;

“Dividend Equivalents” means a right granted under Section 12, to receive future payments in cash or in Shares, based on dividends declared on Shares;

“Effective Date” means                    , 2022;

“Eligible Person” means a Director, Employee or Consultant who is eligible to receive Awards under the Plan;

“Employee” means any individual regularly employed on a full-time or part-time basis by the Corporation or any subsidiary, provided that, for purposes of determining any and all rights and entitlements hereunder, if the employment of any such individual is terminated in a circumstance under which notice of termination is required to be provided by the Corporation or any subsidiary to the individual under, as applicable, the Employment Standards Act (British Columbia), as amended, or an equivalent enactment pursuant to the employment standards laws in any other jurisdiction that governs such employment, then that individual will be an Employee through to the end of the period of notice of termination that the Corporation or subsidiary is minimally required to provide to the individual in respect of that employment under such employment standards laws, but will not be an Employee for any additional period of contractual or common law notice of termination;

“Employee Cause Event” means the removal of an Employee as the result of:

(a)	termination for cause; or

(b)	an order of the British Columbia Securities Commission, the Ontario Securities Commission, the TSX or any other regulatory body having jurisdiction to so order,

“Grant Date” means the date on which an Award is made to an Eligible Person in accordance with the provisions hereof;

“Insider” has the meaning ascribed to such term in the TSX Company Manual;

“Mandatory Retirement” means (a) the retirement of an Eligible Person who is an employee of the Corporation as a result of reaching the mandatory retirement age in the jurisdiction in which the Eligible Person is employed; or (b) in the case of a Director, ceasing to be a Director as a result of any term limit applicable to the directors of the Corporation pursuant to the Corporation’s policies as my exist from time to time.

“Market Price”, as of a particular date, will be deemed to be the closing price of the Shares for the trading day immediately preceding such date as reported by the TSX, or, if the Shares are not listed on the TSX, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as

B-2    First Majestic Silver Corp.

Appendix “B”

the case may be. If the Shares are not publicly traded or quoted, then the “Market Price” will be the fair market value of the Shares, as determined by the Board, on the particular date;

“NI 45-106” means National Instrument 45-106: Prospectus Exemptions of the Canadian Securities Administrators, as the same may be amended or replaced from time to time;

“Option” means an option to purchase Shares granted under Section 5.1;

“Option Award Agreement” means a written award agreement setting out the terms and conditions relating to an Option and entered into in accordance with Section 5.2;

“Option Price” has the meaning ascribed thereto in Section 5.2(b);

“Participant” means an Eligible Person selected by the Board to participate in the Plan in accordance with the Plan, or his or her Personal Representatives, as the context requires;

“Performance Share Unit” means a performance share unit granted in accordance with Section 6.1, the value of which on any particular date will be equal to the Market Price of one Share, and that represents the conditional right, on the terms and conditions set out in the Plan or applicable PSU Award Agreement, to receive a cash payment equal to the Market Price of one Share on settlement of the Performance Share Unit (or its equivalent in Shares at the discretion of the Corporation);

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

“Personal Representative” means:

(a)	in the case of a deceased Participant, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(b)	in the case of a Participant who, for any reason, is unable to manage his or her affairs, the person entitled by law to act on behalf of such Participant;

“Plan” means this First Majestic Silver Corp. Long-Term Incentive Plan as amended or amended and restated from time to time;

“Prior Plans” has the meaning ascribed thereto in Section 15.

“PSU Account” has the meaning ascribed thereto in Section 6.3;

“PSU Award Agreement” means a written confirmation agreement setting out the terms and conditions relating to a Performance Share Unit and entered into in accordance with Section 6.2;

“PSU Service Year” has the meaning ascribed in Section 6.1;

“PSU Vesting Date” means, with respect to Performance Share Units granted to a Participant, the date determined in accordance with Section 6.4, which date, for Canadian Employee Taxpayers, will not be later than the date referred to in Section 6.2(b);

“Restricted Share Unit” means a restricted share unit granted in accordance with Section 7.1, the value of which on any particular date will be equal to the Market Price of one Share, and that represents the conditional right, on the terms and conditions set out in the Plan or applicable RSU Award Agreement, to receive a cash payment equal to the Market Price of one Share on settlement of the Restricted Share Unit (or its equivalent in Shares at the discretion of the Corporation);

“RSU Account” has the meaning ascribed thereto in Section 7.3;

“RSU Award Agreement” means a written confirmation agreement setting out the terms and conditions relating to a Restricted Share Unit and entered into in accordance with Section 7.2;

“RSU Service Year” has the meaning ascribed in Section 7.1;

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Appendix “B”

“RSU Vesting Date” means, with respect to Restricted Share Units granted to a Participant, the date determined in accordance with Section 7.4, which date, for Canadian Employee Taxpayers, will not be later than the date referred to in Section 7.2(b);

“Security-Based Compensation Arrangement” has the meaning ascribed in the TSX Company Manual, as amended, restated or replaced from time to time;

“Service Agreement” means any written agreement between a Participant and the Corporation or an subsidiary of the Corporation (as applicable), in connection with that Participant’s employment, service or engagement as a Director, Employee or Consultant or the termination of such employment, service or engagement, as amended, replaced or restated from time to time;

“Share Units” means Performance Share Units and Restricted Share Units;

“Shares” mean common shares of the Corporation;

“subsidiary” means a “subsidiary” determined in accordance with NI 45-106, provided that, for the purposes of Options granted to Canadian Employee Taxpayers, a “subsidiary” of the Corporation shall include only a corporation that does not deal at arm’s length with the Corporation for the purposes of the Tax Act;

“Tax Act” means the Income Tax Act (Canada); and

“TSX” means the Toronto Stock Exchange.

2.2	Headings.

The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and will not affect the construction or interpretation of the Plan.

2.3	Context; Construction.

Whenever the singular or masculine are used in the Plan, the same will be construed as being the plural or feminine or neuter or vice versa where the context so requires.

2.4	Statutes.

Any reference to a statute, regulation, rule, instrument, or policy statement will refer to such statute, regulation, rule, instrument, or policy statement as the same may be amended, replaced or reenacted from time to time.

2.5	Canadian Funds.

Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada. Any amounts paid on exercise or in settlement of an Award will be paid in Canadian dollars.

2.6	Corporate Participants.

Where a Participant is a corporation, the Participant will be deemed to have died or to have become subject to a Disability if an individual employed by the Participant who is principally responsible for providing services to the Corporation on behalf of the Participant dies or becomes subject to a physical or mental disability which permanently prevents the individual from providing the services normally provided by the Participant, if, in the opinion of the Corporation, acting reasonably, by reason of the death or disability of the individual, the Participant is no longer able to provide the services for which the Corporation has contracted.

3.	ADMINISTRATION OF THE PLAN

3.1	Administration.

The Plan will be administered by the corporate secretary of the Corporation on the instructions of the Board. The Board may make, amend and repeal at any time and from time to time such regulations not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan and such regulations will form part of the Plan. The Board may delegate to any committee of the Board or to the Corporate Secretary or any Director, officer or employee of the Corporation such administrative duties and powers as it may see fit.

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Appendix “B”

3.2	Board Powers.

The Board will have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan and to amend or revoke such policies, rules and regulations;

(b)

to interpret and construe the Plan and to determine all questions arising out of the Plan and any Award awarded pursuant to the Plan, and any such interpretation, construction or determination made by the Board will be final, binding and conclusive for all purposes;

(c)	to determine the time or times when Awards will be awarded, subject to the requirements of applicable securities laws and regulatory requirements;

(d)	to determine which Eligible Persons should be granted Awards;

(e)	to determine the number of Awards to be awarded to Eligible Persons;

(f)	to determine the term of Awards and the vesting criteria applicable to Awards (including performance vesting, if applicable);

(g)	to determine if Shares which are subject to an Award will be subject to any restrictions upon the exercise or vesting of such Award;

(h)

to prescribe the form of the instruments relating to the grant, exercise and other terms of Awards including the form of Option Award Agreements, PSU Award Agreements and RSU Award Agreements and all ancillary documents and instruments related to the Plan and Awards; and

(i)

subject to Section 11, to make all other determinations under, and such interpretations of, and to take all such other steps and actions in connection with the proper administration of the Plan as it, in its sole discretion, may deem necessary or advisable.

The Board’s guidelines, rules, regulation, interpretations and determinations will be conclusive and binding upon the Corporation and all other Persons.

3.3	Interpretation.

The interpretation by the Board of any of the provisions of the Plan and any determination by it pursuant thereto will be final and conclusive and will not be subject to any dispute by any Participant. No member of the Board or any person acting pursuant to authority delegated by it hereunder will be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person will be entitled to indemnification with respect to any such action or determination in the manner provided for by the Corporation.

3.4	Use of Administrative Agent.

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer Awards granted under the Plan and to act as trustee to hold and administer the Plan and the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion.

3.5	Copy of the Plan.

Each Participant, concurrently with the notice of the Award, will be provided by the Corporate Secretary with a copy of the Plan. A copy of any amendment to the Plan will be promptly provided by the Corporate Secretary to each Participant.

3.6	Notification of Award.

Following the approval by the Board of the awarding of an Award, the Corporate Secretary will notify the Participant in writing of the Award and will enclose with such notice the Award Agreement representing the Award.

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Appendix “B”

4.	SHARES SUBJECT TO THE PLAN AND INSIDER PARTICIPATION LIMITS

4.1	Shares Subject to Awards.

Subject to adjustment under the provisions of Section 9, the aggregate number of Shares to be reserved and set aside for issue upon the exercise, redemption or settlement for all Awards granted under this Plan, together with all other Security-Based Compensation Arrangements of the Corporation, will not exceed 6% of the issued and outstanding Shares outstanding at the time of the granting of the Award (on a non-diluted basis) of which the aggregate number of Shares to be reserved and set aside for issue upon the exercise, redemption or settlement of Share Units granted under this Plan, together with all other established Security-Based Compensation Arrangements of the Corporation, will not exceed 1% of the issued and outstanding Shares outstanding at the time of the granting of the Share Unit (on a non-diluted basis). The Plan is an “evergreen” plan. Accordingly, if the Corporation issues additional Shares in the future the number of Shares issuable under Plan will be increased accordingly.

4.2	Shares Available for Future Grants.

Any Shares subject to an Award which for any reason expires without having been exercised or is forfeited or terminated will again be available for future. Awards under the Plan and any Shares subject to an Award that are settled in cash and not Shares will again be available for future Awards under the Plan.

4.3	Participation Limits.

The Plan, when combined with all of the Corporation’s other Security-Based Compensation Arrangements, will not result at any time in:

(a)	a number of Shares issuable to any one person at any time exceeding 5% of the issued and outstanding Shares;

(b)	a number of Shares issued to Insiders within a one-year period exceeding 8% of the issued and outstanding Shares; and

(c)	a number of Shares issuable to Insiders at any time exceeding 8% of the issued and outstanding Shares.

Any entitlement to acquire Shares granted pursuant to the Plan or other Securities-Based Compensation Arrangement prior to the Participant becoming an Insider will be excluded for the purposes of the limits set out in this Section 4.3.

4.4	Outside Director Limit.

The Plan will not result at any time in (i) a number of Shares issuable to all non-executive directors of the Corporation exceeding 1% of the issued and outstanding Shares at such time, and (ii) a number of Shares issuable to any one non-executive director within a one-year period exceeding an Award value of $150,000 per such non-executive director, of which no more than $100,000 may comprise Options based on a valuation method acceptable to the Board.

4.5	Fractional Shares.

No fractional Shares will be issued upon the exercise of Options or the settlement of Performance Share Units or Restricted Share Units in Shares, and the Board may determine the manner in which fractional share value will be treated, provided that fractions will be rounded-down to the nearest Share on the exercise of Options.

4.6	Financial Assistance.

The Corporation will not offer financial assistance to any Participant in regards to the exercise of any Award granted under this Plan.

5.	OPTIONS

5.1	Grant.

Options may be granted to Eligible Persons at such time or times as will be determined by the Board by resolution. The Grant Date of an Option for purposes of the Plan will be the date on which the Option is

B-6    First Majestic Silver Corp.

Appendix “B”

awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.

5.2	Terms and Conditions of Options.

Options will be evidenced by an Option Award Agreement, which will specify such terms and conditions, not inconsistent with the Plan, as the Board will determine, including:

(a)	the number of Shares to which the Options to be awarded to the Participant pertain;

(b)	the exercise price per Share subject to each Option (the “Option Price”), which will in no event be lower than the Market Price on the Grant Date;

(c)

the Option’s scheduled expiry date, which will not exceed ten years from the Grant Date (provided that if no specific determination as to the scheduled expiry date is made by the Board, the scheduled expiry date will be ten years from the Grant Date); and

(d)	such other terms and conditions, not inconsistent with the Plan, as the Board will determine, including customary representations, warranties and covenants with respect to securities law matters.

For greater certainty, each Option Award Agreement may contain terms and conditions in addition to those set forth in the Plan, provided that all Options granted to Canadian Employee Taxpayers shall have such terms as are necessary for the Options to be continuously governed by section 7 of the Tax Act.

5.3	Vesting.

Subject to Section 10, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or Option Award Agreement:

(a)	subject to paragraph (b) below, the Options granted will vest in equal portions over a period of 30 months, as follows:

Vesting Period	Total Percentage Vested
12 months from date of award	25%
18 months from date of award	50%
24 months from date of award	75%
30 months from date of award	100%

(b)

Notwithstanding paragraph (a) above, Options granted to the Chief Executive Officer of the Corporation which have an initial expiry date which is more than five years after the Grant Date will instead vest in equal portions on each of the first, second, third, fourth and fifth anniversaries of the Grant Date.

5.4	Exercise of Option.

Options may be exercised only to the extent vested. Options may be exercised by the Participant by delivering to the Corporation a notice of exercise, substantially in the form attached to the Option Award Agreement, specifying the number of Shares with respect to which the Option is being exercised. Payment of the Option Price may be made by one or more of the following methods (or any combination thereof) to the extent provided in the Option Award Agreement:

(a)	in cash, by certified cheque made payable to the Corporation, by wire transfer of immediately available funds, or other instrument acceptable to the Board; or

(b)

if permitted by the Board, by a “cashless exercise” arrangement pursuant to which the Corporation will issue that number of Shares equal to the current Market Price less the Option Price multiplied by the number of Options exercised as the numerator, divided by the current Market Price, as the denominator.

No certificates for Shares so purchased will be issued to the Participant (including pursuant to Section 5.4(b)) until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance and sale of the Shares, including receipt from the Participant of

2022 Management Information Circular    B-7

Appendix “B”

payment or provision for all withholding taxes due as a result of the exercise of the Option. The delivery of certificates representing the Shares to be purchased pursuant to the exercise of an Option will be contingent upon receipt from the Participant by the Corporation of the full purchase price for such Shares and the fulfillment of any other requirements contained in the Option Award Agreement or applicable provisions of laws.

5.5	Termination of Option Due to Termination of Employment, Service or Engagement.

Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or Option Award Agreement, if a Participant’s employment, service or engagement terminates in any of the following circumstances, subject to Section 10, Options will be treated in the manner set forth below:

(a) If the Participant is a Director:

Reason for Termination	Vesting	Expiry of Option

Death or Disability	Unvested Options will automatically vest in full as of the date of death or Disability and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) and (ii) one year from the date of death or Disability of the Participant.

Change in Control	Options will vest in accordance with Section 10.	Options expire in accordance with Section 10.

Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

Ceasing to Hold Office for Director Cause Event	Any Options held by Participant on the date the Participant ceases to be a Director which are unvested as of such date will not vest.	The expiry date of the Options will be the date the Participant ceases to be a Director.

Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) and (ii) one year from the date the Participant ceases to be a Director.

Ceasing to Hold Office other than as set out above	All unvested Options of the Participant will immediately vest and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) and (ii) the 90th day following the date the Participant ceases to be a Director.

(b) If the Participant is an Employee:

Reason for Termination	Vesting	Expiry of Option

Death or Disability	Any Options held by a Participant on the date of death or Disability and which are unvested as of such date will not vest.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) and (ii) one year from the date of death or Disability of the Participant.

B-8    First Majestic Silver Corp.

Appendix “B”

Reason for Termination	Vesting	Expiry of Option

Change in Control	Options will vest in accordance with Section 10.	Options expire in accordance with Section 10.

Ceasing to be Employed for Employee Cause Event	Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board.	The expiry date of the Options will be the date the Participant ceases to be an Employee.

Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) and (ii) one year from the date of retirement.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

Ceasing to be Employed other than as set out above	Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) and (ii) the 90th day following the date the Participant ceases to be an Employee.

(c) If the Participant is a Consultant:

Reason for Termination	Vesting	Expiry of Option

Death or Disability	Any Options held by a Participant on the date of death or Disability and which are unvested as of such date will not vest.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) and (ii) one year from the date of death or Disability of the Participant.

Change in Control	Options will vest in accordance with Section 10.	Options expire in accordance with Section 10.

Ceasing to be a Consultant due to completion/termination of contract	Any Options which are unvested as of the date the Participant ceases to be a Consultant will not vest, unless determined otherwise by the Board	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) and (ii) the 90th day following the date the Participant ceases to be a Consultant

Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Options previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Options.	The Options previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Options.

2022 Management Information Circular    B-9

Appendix “B”

5.6	Conflict.

Notwithstanding the foregoing tables set out in Section 5.5, in the event the Participant is both a Director and an Employee or both a Director and a Consultant and ceases to be both at the same time, other than by death or Disability, then Section 5.5(a) will take precedence over Sections 5.5(b) and 5.5(c) unless the Participant ceases to be an Employee in an Employee Cause Event, in which case Section 5.5(b) will take precedence.

6.	PERFORMANCE SHARE UNITS

6.1	Grant.

Performance Share Units may be granted to Eligible Persons at such time or times as will be determined by the Board by resolution, pursuant to recommendations of the Board from time to time. All Performance Share Units granted to Canadian Employee Taxpayers shall be granted as a bonus for services rendered in a particular calendar year (the “PSU Service Year”). The Grant Date of a Performance Share Unit for purposes of the Plan will be the date on which the Performance Share Unit is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.

6.2	Terms and Conditions of Performance Share Units.

Performance Share Units will be evidenced by a PSU Award Agreement, which will specify such terms and conditions, not inconsistent with the Plan, as the Board will determine, including:

(a)	the number of Performance Share Units to be awarded to the Participant;

(b)

if applicable, the PSU Service Year in respect of which the Performance Share Units were granted, provided that, if not otherwise specified in the Award Agreement, the PSU Service Year shall be the calendar year which contains the Grant Date for the applicable Performance Share Units;

(c)

the performance cycle applicable to each Performance Share Unit, which will be the period of time between the Grant Date and the date on which the performance criteria specified in Section 6.2(d) must be satisfied before the Performance Share Unit is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Employee Taxpayers, will in no case end later than December 15th of the calendar year which is three years after the calendar year which is the PSU Service Year;

(d)

the performance criteria, which may include criteria based on the Participant’s personal performance and/or the performance of the Corporation and/or its subsidiaries, that will be used to determine the vesting of the Performance Share Units;

(e)	whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account in accordance with Section 12; and

(f)	such other terms and conditions, not inconsistent with the Plan, as the Board will determine, including customary representations, warranties and covenants with respect to securities law matters.

For greater certainty, each PSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan, provided that all Performance Share Units granted to Canadian Employee Taxpayers shall have such terms and conditions as to ensure that such Awards are exempt from the definition of “salary deferral arrangement” in subsection 248(1) of the Tax Act by virtue of paragraph (k) thereto. For greater certainty, no Shares will be issued on the Grant Date and the Corporation will not be required to set aside a fund for the payment of any such Awards.

6.3	PSU Accounts.

A separate notional account will be maintained for each Participant with respect to Performance Share Units granted to such Participant (a “PSU Account”) in accordance with Section 13.4. Performance Share Units awarded to the Participant from time to time pursuant to Section 6.1 will be credited to the Participant’s PSU Account and will vest in accordance with Section 6.4. On the vesting of the Performance Share Units pursuant to Section 6.4 and the corresponding payment of cash and/or issuance of Shares to the Participant pursuant to Section 6.5, or on the forfeiture or termination of the Performance Share Units pursuant to the terms of the Award, the Performance Share Units credited to the Participant’s PSU Account will be cancelled.

B-10    First Majestic Silver Corp.

Appendix “B”

6.4	Vesting.

Subject to Section 10, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or PSU Award Agreement, each Performance Share Unit will vest as at the date that is the end of the performance cycle (which will be the “PSU Vesting Date”), subject to any performance criteria having been satisfied and will be settled in accordance with Section 6.5.

6.5	Settlement.

(a)

The Performance Share Units may be settled by delivery by the Participant to the Corporation of a notice of settlement date, substantially in the form attached to the PSU Award Agreement, acknowledged by the Corporation provided that no such delivery will be required in connection with a settlement pursuant to Section 6.6(a). In the event the Corporation does not receive a notice of settlement date on or before December 31st of the calendar year containing the applicable PSU Vesting Date, the settlement date will be December 31st of the calendar year containing the applicable PSU Vesting Date. On settlement, the Corporation will, for each vested Performance Share Unit being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the PSU Vesting Date (or a Share or a combination of cash and Shares in the sole discretion of the Board). No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the Performance Share Units. The delivery of certificates representing the Shares to be issued in settlement of Performance Share Units will be contingent upon the fulfillment of any requirements contained in the PSU Award Agreement or applicable provisions of laws.

(b)

For greater certainty, for Canadian Employee Taxpayers, in no event will such settlement be later than December 31st of the calendar year containing the applicable PSU Vesting Date nor will such settlement occur after the date specified in Section 6.2(c).

6.6	Termination of Performance Share Unit Due to Termination of Employment, Service or Engagement.

Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or PSU Award Agreement, if a Participant’s employment, service or engagement terminates in any of the following circumstances, Performance Share Units will be treated in the manner set forth below:

(a) If the Participant is a Director:

Reason for Termination	Treatment of Performance Share Units

Death or Disability

Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 6.5 as of the date of death or Disability. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will vest and be settled in accordance with Section 6.5 as of the date of death or Disability, prorated to reflect the actual period between the commencement of the performance cycle and the date of death or Disability, based on the Participant’s performance for the applicable performance period(s) up to the date of death or Disability. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date of death or Disability.

Change in Control	Performance Share Units vest in accordance with Section 10.

Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.

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Appendix “B”

Reason for Termination	Treatment of Performance Share Units

Ceasing to Hold Office for Director Cause Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.

Ceasing to Hold Office other than as set out above including Mandatory Retirement

Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be a Director will be settled in accordance with Section 6.5 as of the date the Participant ceases to be a Director. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be a Director, based on the Participant’s performance for the applicable performance period(s) up to the date the Participant ceases to be a Director, will be settled in accordance with Section 6.5 as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(b) If the Participant is an Employee:

Reason for Termination	Treatment of Performance Share Units

Death or Disability

Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 6.5 provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5; (ii) the date 90 days following the date of death or Disability; and (iii) December 31st of the calendar year in which death or Disability occurs. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change in Control	Performance Share Units vest in accordance with Section 10.

Ceasing to be Employed for Employee Cause Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.

Mandatory Retirement

Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 6.5 provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5; (ii) the date 90 days following the date the Participant ceases to be an Employee; and (iii) December 31st of the calendar year in which the Participant ceases to be an Employee. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.

B-12    First Majestic Silver Corp.

Appendix “B”

Reason for Termination	Treatment of Performance Share Units

Ceasing to be Employed other than as set out above

Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 6.5 provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5; (ii) the date 90 days following the date the Participant ceases to be an Employee; and (iii) December 31st of the calendar year in which the Participant ceases to be an Employee. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(c) If the Participant is a Consultant:

Reason for Termination	Treatment of Performance Share Units

Death or Disability

Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 6.5 provided that the settlement date will be (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 6.5 (ii) the date 90 days following the date of death or Disability; and (iii) December 31st of the calendar year in which death or Disability occurs. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change in Control	Performance Share Units vest in accordance with Section 10.

Ceasing to be a Consultant due to completion/termination of contract	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.

Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.

Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Performance Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Performance Share Units.

6.7	Conflict.

Notwithstanding the foregoing table set out in Section 6.6, in the event the Participant is both a Director and an Employee or both a Director and a Consultant and ceases to be both at the same time, other than by death or Disability, then Section 6.6(a) will take precedence over Sections 6.6(b) and 6.6(c) unless the Participant ceases to be an Employee in an Employee Cause Event, in which case Section 6.6(b) will take precedence.

7.	RESTRICTED SHARE UNITS

7.1	Grant.

Restricted Share Units may be granted to Eligible Persons at such time or times as will be determined by the Board by resolution, pursuant to recommendations of the Board from time to time. All Restricted Share Units granted to Canadian Employee Taxpayers shall be granted as a bonus for services rendered in a particular calendar year (the “RSU Service Year”). The Grant Date of a Restricted Share Unit for purposes

2022 Management Information Circular    B-13

Appendix “B”

of the Plan will be the date on which the Restricted Share Unit is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.

7.2	Terms and Conditions of Restricted Share Units.

Restricted Share Units will be evidenced by an RSU Award Agreement, which will specify such terms and conditions, not inconsistent with the Plan, as the Board will determine, including:

(a)	the number of Restricted Share Units to be awarded to the Participant;

(b)

if applicable, the RSU Service Year in respect of which the Restricted Share Units were granted, provided that, if not otherwise specified in the Award Agreement, the RSU Service Year shall be the calendar year which contains the Grant Date for the applicable Restricted Share Units;

(c)

the period of time between the Grant Date and the date on which the Restricted Share Unit is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Employee Taxpayers, will in no case be later than December 15th of the calendar year which is three years after the calendar year which is the RSU Service Year;

(d)	whether and to what extent Dividend Equivalents will be credited to a Participant’s RSU Account in accordance with Section 12; and

(e)	such other terms and conditions, not inconsistent with the Plan, as the Board will determine, including customary representations, warranties and covenants with respect to securities law matters.

For greater certainty, each RSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan, provided that all Restricted Share Units granted to Canadian Employee Taxpayers shall have such terms and conditions as to ensure that such Awards are exempt from the definition of “salary deferral arrangement” in subsection 248(1) of the Tax Act by virtue of paragraph (k) thereto. For greater certainty, no Shares will be issued on the Grant Date and the Corporation will not be required to set aside a fund for the payment of any such Awards.

7.3	RSU Accounts.

A separate notional account will be maintained for each Participant with respect to Restricted Share Units granted to such Participant (an “RSU Account”) in accordance with Section 13.4. Restricted Share Units awarded to the Participant from time to time pursuant to Section 7.1 will be credited to the Participant’s RSU Account and will vest in accordance with Section 7.4. On the vesting of the Restricted Share Units pursuant to Section 7.4 and the corresponding payment of cash and/or issuance of Shares to the Participant pursuant to Section 7.5, or on the forfeiture or termination of the Restricted Share Units pursuant to the terms of the Award, the Restricted Share Units credited to the Participant’s RSU Account will be cancelled.

7.4	Vesting.

Subject to Section 10, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or RSU Award Agreement, each Restricted Share Unit will vest in three approximately equal instalments on the first three anniversaries of the Grant Date provided that all applicable restrictions will have lapsed (which will be the “RSU Vesting Date”) and will be settled in accordance with Section 7.5.

7.5	Settlement.

(a)

The Restricted Share Units may be settled by delivery by the Participant to the Corporation of a notice of settlement date, substantially in the form to the RSU Award Agreement, acknowledged by the Corporation, provided that no such delivery will be required in connection with a settlement pursuant to Section 7.6(a). In the event the Corporation does not receive a notice of settlement date on or before December 31st of the calendar year containing the applicable RSU Vesting Date, the settlement date will be December 31st of the calendar year containing the applicable RSU Vesting Date. On settlement, the Corporation will, for each vested Restricted Share Unit being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the RSU Vesting Date (or Shares or a combination of cash and Shares in the sole discretion of the Board). No certificates for

B-14    First Majestic Silver Corp.

Appendix “B”

Shares issued in settlement will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the Restricted Share Units. The delivery of certificates representing the Shares to be issued in settlement of Restricted Share Units will be contingent upon the fulfillment of any requirements contained in the RSU Award Agreement or applicable provisions of laws.

(b)

For greater certainty, for Canadian Employee Taxpayers, in no event will such settlement be later than December 31st of the calendar year containing the applicable RSU Vesting Date nor will such settlement occur after the date specified in Section 7.2(c).

7.6	Termination of Restricted Share Unit Due to Termination of Employment, Service or Engagement.

Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or RSU Award Agreement, if a Participant’s employment, service or engagement terminates in any of the following circumstances, Restricted Share Units will be treated in the manner set forth below:

(a) If the Participant is a Director:

Reason for Termination	Treatment of Restricted Share Units

Death or Disability

Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 7.5 as of the date of death or Disability. Outstanding Restricted Share Units that would have vested on the next vesting date following the date of death or Disability will vest and be settled in accordance with Section 7.5 as of the date of death or Disability, prorated to reflect the actual period between the Grant Date and the date of death or Disability. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date of death or Disability.

Change in Control	Restricted Share Units vest in accordance with Section 10.

Ceasing to Hold Office but continues to be engaged as an Employee or Consultant`	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.

Ceasing to Hold Office for Director Cause Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.

Ceasing to Hold Office other than as set out above including Mandatory Retirement

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be a Director will be settled in accordance with Section 7.5 as of the date the Participant ceases to be a Director. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director will vest and be settled in accordance with Section 7.5 as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

2022 Management Information Circular    B-15

Appendix “B”

(b) If the Participant is an Employee:

Reason for Termination	Treatment of Restricted Share Units

Death or Disability

Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 7.5, provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5; (ii) the date 90 days following the date of death or Disability; and (iii) December 31st of the calendar year in which death or Disability occurs. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change in Control	Restricted Share Units vest in accordance with Section 10.

Ceasing to be Employed for Employee Cause Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.

Mandatory Retirement

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 7.5 provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5; (ii) the date 90 days following the date the Participant ceases to be an Employee; and (iii) December 31st of the calendar year in which the Participant ceases to be an Employee. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.

Ceasing to be Employed other than as set out above

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 7.5 provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5; (ii) the date 90 days following the date the Participant ceases to be an Employee; and (iii) December 31st of the calendar year in which the Participant ceases to be an Employee. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

B-16    First Majestic Silver Corp.

Appendix “B”

(c) If the Participant is a Consultant:

Reason for Termination	Treatment of Restricted Share Units

Death or Disability

Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 7.5 provided that the settlement date will be the earlier of (i) the date set out as the settlement date in the notice delivered by the Participant pursuant to Section 7.5; (ii) the date 90 days following the date of death or Disability; and (iii) December 31st of the calendar year in which death or Disability occurs. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change in Control	Restricted Share Units vest in accordance with Section 10.

Ceasing to be a Consultant due to completion/termination of contract	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.

Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.

Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Restricted Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Restricted Share Units.

7.7	Conflict.

Notwithstanding the foregoing table set out in Section 7.6, in the event the Participant is both a Director and an Employee or both a Director and a Consultant and ceases to be both at the same time, other than by death or Disability, then Section 7.6(a) will take precedence over Sections 7.6(b) and 7.6(c) unless the Participant ceases to be an Employee in an Employee Cause Event, in which case Section 7.6(b) will take precedence.

8.	NON-ASSIGNABILITY AND NON-TRANSFERABILITY OF AWARDS

An Award granted pursuant to this Plan is personal to the Participant and may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a Participant’s Personal Representatives.

9.	ADJUSTMENTS

9.1	Adjustments.

Subject to Section 11.4, the number and kind of Shares to which an Award pertains and, with respect to Options, the Option Price, will be adjusted, subject to prior approval of the relevant stock exchanges, if applicable, in the event of a reorganization, recapitalization, stock split or subdivision, reduction, combination or consolidation, stock dividend, combination of shares, merger, reclassification, amalgamation, distribution of evidences of indebtedness or assets of the Corporation (excluding dividends paid in the ordinary course) to all holders of Shares, rights offering or any other change in the corporate structure or shares of the Corporation, in such manner, if any, and at such time, as the Board, in its sole discretion, may determine to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of Awards as compared to holders of Shares. Failure of the Board to provide for an adjustment will be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances. If an adjustment results in a fractional share, the fraction will be disregarded.

9.2	Cumulative Adjustments.

The adjustments provided for in this Section 9 will be cumulative.

2022 Management Information Circular    B-17

Appendix “B”

9.3	Deemed Amendment.

On the happening of each and every of the foregoing events, the applicable provisions of the Plan will be deemed to be amended accordingly and the Board will take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Award (and the Plan) and, with respect to Options, the Option Price.

10.	CHANGE IN CONTROL – TREATMENT OF AWARDS

10.1	Acceleration of Vesting.

In the event of a proposed Change in Control (as determined by the Board), the Board may, in its discretion, conditionally or otherwise and on such terms as it sees fit, accelerate the vesting of all of a Participant’s unvested Awards to a date determined by the Board, to permit each Participant, within a specified period of time to exercise all of the Participant’s outstanding Options and to settle all of the Participant’s outstanding Performance Share Units and Restricted Share Units (to the extent then vested and exercisable, including by reason of acceleration by the Board pursuant this Plan or in accordance with the Award Agreement). For greater certainty, upon a Change in Control, holders of Awards will not be treated any more favourably than holders of Shares with respect to the consideration holders of Awards would be entitled to receive for their Shares.

10.2	Proposed Transaction – Termination of Options.

Notwithstanding any other provision of the Plan and subject to the earlier expiry of the Options in accordance with their terms, if the Board at any time by resolution declares it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of the Corporation or any proposed Corporate Transaction (collectively, the “Proposed Transaction”), the Corporation may give written notice to all holders of Options advising them that, within 30 days after the date of the notice and not thereafter, each holder of an Option must advise the Board whether the holders of the Option desires to exercise its Options prior to the closing of the Proposed Transaction, and that upon the failure of a holder of an Option to provide such notice within the 30-day period, all rights of the holder of an Option will terminate, provided that the Proposed Transaction is completed within 180 days after the date of the notice. If the Proposed Transaction is not completed within such 180-day period, no right under any Option will be exercised or affected by the notice, except that the Option may not be exercised between the date of expiration of the 30-day period and the day after the expiration of such 180-day period, or if earlier, the date the Proposed Transaction is terminated without completion. If a holder of an Option gives notice that the holder of an Option desires to exercise its Options prior to the closing of the Proposed Transaction, then all Options which the holder of an Option elected by notice to exercise will be exercised immediately prior to the effective time of the Proposed Transaction or such earlier time as may be required to complete the Proposed Transaction.

10.3	Further Assurances on Change in Control.

The Participant will execute such documents and instruments and take such other actions, including exercise or settlement of Awards vesting pursuant to this Section 10 or the Award Agreement, as may be required consistent with the foregoing; provided, however, that the exercise or settlement of Awards vesting pursuant to this Section 10 or the Award Agreement will be subject to the completion of the Change in Control event.

10.4	Awards Need Not be Treated Identically.

In taking any of the actions contemplated by this Section 10, the Board will not be obligated to treat all Awards held by any Participant, or all Awards in general, identically.

11.	AMENDMENT, SUSPENSION OR TERMINATION OF PLAN AND AWARDS

11.1	Discretion to Amend the Plan and Awards.

Subject to Section 11.2, the Board may amend the Plan or Awards at any time, provided, however, that no such amendment may materially and adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including TSX requirements).

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Appendix “B”

Any amendment under this Section will be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may make certain amendments to the Plan or Awards without obtaining the approval of the shareholders of the Corporation including, but not limited to amendments which are intended to:

(a)	alter, extend or accelerate the terms and conditions of vesting of any Awards;

(b)	change the termination provisions of the Plan or any Award which does not entail an extension beyond the original expiry date;

(c)	amend or modify the mechanics of exercise or settlement of Awards ;

(d)

effect amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment necessary to comply with the provisions of applicable laws in Canada or in any other jurisdiction in which an Participant or proposed Participant may from time to time be resident or a citizen (including, without limitation, the rules, regulations and policies of the TSX);

(e)	effect amendments respecting the administration of the Plan;

(f)	effect amendments necessary to suspend or terminate the Plan;

(g)

amend the change of control provisions of Section 10. For greater certainty, any change made to such section will not allow Participants to be treated any more favourably than other holders of Shares with respect to the consideration that the Participants would be entitled to receive for their Shares upon a Change in Control;

(h)

make any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX) or that is not expected to materially adversely affect the interests of the shareholders of the Corporation.

11.2	Amendments Requiring Shareholder Approval.

Notwithstanding Section 11.1, no amendments to the Plan or Awards to:

(a)	any increase in the number of Shares issuable under the Plan, or the percentage limit set out in Section 4.1, except such increases by operation of Section 4.1 or Section 9;

(b)	with respect to Options, reduce the Option Price, or cancel and reissue any Options;

(c)

extend (i) the term of an Option beyond its original expiry date, or (ii) the date on which a Performance Share Unit or Restricted Share Unit will be forfeited or terminated in accordance with its terms, other than in accordance with Section 14.4;

(d)	revise Section 8 to permit Awards granted under the Plan to be transferable or assignable other than for estate settlement purposes;

(e)	revise the insider participation limits set out in Section 4.3 or the non-executive director limit set out in Section 4.4;

(f)	revise the amending provisions set forth in Section 11.1 or 11.2; or

(g)	any amendment required to be approved by shareholders under applicable law (including without limitation, pursuant to the rules, regulations and policies of the TSX)

will be made without obtaining approval of the shareholders of the Corporation in accordance with the requirements of the TSX (or disinterested shareholder approval, if required by the policies of the TSX).

11.3	Amendment, Suspension or Discontinuance.

(a)

No amendment, suspension or discontinuance of the Plan or of any Award may contravene the requirements of the TSX or any securities commission or other regulatory body to which the Plan or the Corporation is now or may hereafter be subject to.

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Appendix “B”

(b)

The Board may terminate the Plan at any time provided that such termination will not alter the terms or conditions of any Award or impair any right of any Participant pursuant to any Award awarded prior to the date of such termination and notwithstanding such termination the Corporation, such Awards, Eligible Persons and Shares will continue to be governed by the provisions of the Plan.

(c)	Termination of the Plan will not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

11.4	Tax Provisions.

Notwithstanding any provision of the Plan:

(a)

No amendment to the Plan or adjustment to Options shall be permitted without the consent of the affected Participant if such amendment or adjustment, as the case may be, would cause Options granted to a Canadian Employee Taxpayer to cease to be governed by section 7 of the Tax Act; and

(b)

no amendment to the Plan or adjustment to Performance Share Units or Restricted Share Units shall be permitted without the consent of the affected Participant if such amendment or adjustment, as the case may be, would cause Performance Share Units or Restricted Share Units, as the case may be, granted to a Canadian Employee Taxpayer to cease to be governed by paragraph (l) of the definition of “salary deferral arrangement” in subsection 248(1) of the Tax Act.

12.	DIVIDEND EQUIVALENTS

The Board may determine whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account and RSU Account with respect to Awards of Performance Share Units or Restricted Share Units. Dividend Equivalents to be credited to a Participant’s PSU Account or RSU Account will be credited with additional Performance Share Units or Restricted Share Units, as applicable, on the record date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date that would have been paid if the Performance Share Units or Restricted Share Units, as applicable, credited to the Participant were Shares, by (ii) the Market Price of one Share on such record date, and such additional Performance Share Units or Restricted Share Unit, as applicable, will be subject to the same terms and conditions as are applicable in respect of the Performance Share Unit or Restricted Share Unit, as applicable, with respect to which such dividend equivalent is granted. The crediting of any additional Performance Share Unit or Restricted Share Unit as a dividend equivalent to any Canadian Employee Taxpayer will be credited as a bonus for services rendered by such Participant in the year of grant.

No Dividend Equivalent will be credited to or paid on Awards of Performance Share Units, or Restricted Share Units.

13.	MISCELLANEOUS

13.1	Approvals Required for Plan.

Prior to the implementation by the Corporation of the Plan, the Plan is subject to approvals by the shareholders of the Corporation at a general meeting and the TSX.

13.2	No Rights as a Shareholder.

Nothing contained in the Plan nor in any Award granted hereunder will be deemed to give any Person any interest or title in or to any Shares or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever with respect to Shares issuable pursuant to an Award until such Person becomes the holder of record of Shares.

13.3	Employment.

Nothing contained in the Plan will confer upon any Participant any right with respect to employment or continued employment or the right to continue to serve as a Director or a Consultant as the case may be, or interfere in any way with the right of the Corporation to terminate such employment or service at any time. Participation in the Plan by an Eligible Person is voluntary.

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Appendix “B”

13.4	Record Keeping.

The Corporation will maintain appropriate registers in which will be recorded all pertinent information with respect to the granting, amendment, exercise, vesting, expiry, forfeiture and termination of Awards. Such registers will include, as appropriate:

(a)	the name and address of each Participant;

(b)	the number of Awards credited to each Participant’s account;

(c)	any and all adjustments made to Awards recorded in each Participant’s account; and

(d)	such other information which the Corporation considers appropriate to record in such registers.

13.5	Income Taxes.

The Corporation or any subsidiary may withhold from any amount payable to an Eligible Person, either under this Plan or otherwise, such amount as may be necessary to enable the Corporation or subsidiary to comply with the applicable requirements of any federal, provincial, state, local or foreign law, or any administrative policy of any applicable domestic or foreign tax authority, relating to the withholding of tax or any other required deductions with respect to participation in the Plan, the issuance of any Shares pursuant to the Plan or the settlement in cash and/or Shares of any Awards under the Plan (“Withholding Obligations”).

The Corporation or subsidiary may require a Participant, as a condition to exercise of an Option (including, on a cashless basis pursuant to Section 5.4(b)) or the settlement of an Award, to remit in advance, a cheque or bank draft payable to the Corporation or subsidiary in the amount of all applicable Withholding Obligations with respect to such exercise or settlement. The Corporation or subsidiary undertakes to remit any such amount to the applicable taxation or regulatory authority on account of such Withholding Obligations.

13.6	No Representation or Warranty.

The Corporation makes no representation or warranty as to the future market value of any Shares issued pursuant to the Plan.

13.7	Condition of Issue.

The Awards and the issue of Shares by the Corporation pursuant to the exercise or settlement of an Award is subject to this Plan and compliance with the laws, rules and regulations of all regulatory bodies applicable to the granting of such Awards and the issuance and distribution of such Shares and to the listing requirements of any stock exchange or exchanges on which the Shares may be listed. Any Awards granted hereunder and any Shares issued on exercise or settlement of Awards granted hereunder will be subject to such policies as the Board may adopt from time to time. The Corporation is not obligated by any provision of this Plan or any grant hereunder to sell or issue Shares in violation of any applicable law. The Participant agrees to comply with all such laws, rules and regulations and agrees to furnish to the Corporation any information, reports and/or undertakings required to comply with and to fully cooperate with the Corporation in complying with such laws, rules and regulations. Shares issued and sold to Participants may be subject to limitations on sale or resale under applicable securities laws.

13.8	Agreement.

The Corporation and every person to whom an Award is granted hereunder will be bound by and subject to the terms and conditions of the Plan. By accepting an Award granted hereunder, the Participant expressly agrees with the Corporation to be bound by the terms and conditions of the Plan.

13.9	Non-Exclusivity.

Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements, subject to any required approvals.

14.	TERM OF AWARD, EXPIRY, FORFEITURE AND TERMINATION OF AWARDS / BLACKOUT PERIODS

14.1	Term of Award.

Subject to Section 14.3, in no circumstances will the term of an Option exceed ten years from the Grant Date.

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Appendix “B”

14.2	Expiry, Forfeiture and Termination of Awards.

If for any reason an Award expires without having been exercised or is forfeited or terminated, and subject to any extension thereof in accordance with the Plan, such Award will forthwith expire and be forfeited and will terminate and be of no further force or effect.

14.3	Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement.

If a holder of an Award retires, resigns or is terminated from employment or engagement with the Corporation or any related entity, the loss or limitation, if any, pursuant to this Plan or the Award Agreement with respect to the right to receive or purchase Shares which were not vested at the time or which, if vested, were cancelled, will not give rise to any right to damages and will not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such holder of an Award.

14.4	Blackout Periods.

Notwithstanding any other provision of the Plan, if the expiry date or vesting date of an Award is (i) during a Blackout Period, or (ii) within ten trading days following the end of a Blackout Period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten trading days following the end of such Blackout Period. In the case of a Performance Share Unit or Restricted Share Unit awarded to a Canadian Employee Taxpayer any settlement that is effected during such Blackout Period in order to comply with Sections 6.2(b) and 7.2(b) will (subject to the requirements of applicable law) be settled in cash, notwithstanding any other provision hereof.

15.	PRIOR PLANS

All options or other awards granted by the Corporation prior to the Effective Date will continue to be governed by the terms of the plans under which such options or awards were granted (the “Prior Grants”). For greater certainty, all Shares issuable pursuant to the terms of the Prior Grants will be included when calculating the aggregate number of Shares that may be issuable pursuant to Section 4.1.

16.	GOVERNING LAW

The Plan will be construed in accordance with and be governed by the laws of British Columbia and will be deemed to have been made therein.

17.	REGULATORY APPROVAL

The Plan will be subject to the approval of any relevant regulatory authority whose approval is required. Any Awards granted prior to such approval and acceptance will be conditional upon such approval and acceptance being given and no such Awards may be exercised or will vest unless such approval and acceptance is given.

18.	EFFECTIVE DATE OF THE PLAN

The Plan is dated with effect as of the Effective Date.

B-22    First Majestic Silver Corp.

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